LAN

Annual Report 2010

Annual Report 2010

Index

Letter from The Chairman of The Board

Jorge Awad



With great pride, I can report that LAN has developed from a small operator into a global player and is today one of the Chilean companies with the greatest visibility and level of recognition around the world.

Dear Shareholders,

Over the last 16 years, since LAN was acquired by its current majority shareholders, success has been the hallmark of its history. As from 1994, the Company embarked on a sustained process of expansion and the internationalization of its operations in the framework of a new strategic approach designed to transform it into one of Latin America's leading airlines as regards quality and service. And we have achieved it. With great pride, I can report that, in this period, LAN has developed from a small operator in the context of the commercial airline industry into a global player and is today one of the Chilean companies with the greatest visibility and level of recognition around the world.

The first step in this process was the acquisition of Fast Air, a small cargo airline based in Miami. More recently, we have focused on building a network of subsidiaries within the region, creating LAN Peru in 1999, LAN Ecuador in 2003 and LAN Argentina in 2005. We also soon expect to establish a subsidiary in Colombia where the recent acquisition of the AIRES airline - the country's second most important operator - will allow us to participate actively in the Colombian passenger market, one of the largest in South America.

In addition, once we have received approval for our association project with TAM, Brazil's largest airline, we will be taking a further decisive step in our process of internationalization in line with our long-term project of being the airline with the best coverage in Latin America.

From having just 15 aircraft and operating only in the Chilean market, LAN has, over these 16 years, established its position among the continent's most important airlines in both the passenger and cargo businesses, with a modern fleet of 131 aircraft and a geographic diversification that have made it a regional airline that is highly competitive

and efficient and is able to offer the most complete connectivity within the region and with the rest of the world.

We have, moreover, a unique business model, based on the successful integration of our passenger and cargo operations, and, of course, an approach to service centered on the client. Our differentiating value proposition has earned us the preference of our passengers and cargo clients in most of the markets in which we operate, confirming the importance of our constant investments in aircraft, service and human capital. As a result, the Company has generated profits year after year and, in 2010, these reached a record US$420 million, with a solid 14% operating margin. These results were rewarded by the markets and LAN's share price increased, taking the Company's market value to US$10,400 million in December 2010 and positioning it among the world's five largest airlines in terms of market capitalization.

We are convinced that, in order to produce results that are sustainable over time, the participation and commitment of our people are essential. For that reason, I would particularly like to thank each and every one of our collaborators whose professionalism and great technical capacity have played a crucial role in these achievements. I would, in addition, like to thank our shareholders for their support and the trust they have placed in this administration, which have allowed us to advance along the path of sustained growth and ultimately to position LAN among the ten best and most important airlines in the world.

Service, reliability and efficiency are the keys that I am certain will always form part of the business model that LAN Airlines will continue to build over the coming decades.



Jorge Awad M.
President

Letter from The Chief Executive Officer

Enrique Cueto



We are proud of our great work in 2010 because it puts us on a good footing to continue growing LAN in the long term. The progress we have achieved paves the way to our ongoing development and to improving our competitive position in pursuit of our goal of positioning LAN as one of the world's best airlines.

Dear Shareholders,

LAN's consolidation as one of Latin America's leading airlines as regards quality and service has been our primary focus in recent years and we have worked consistently and with discipline to achieve this goal. It is, therefore, satisfying to be able to report that, in 2010, we made significant progress in this direction through the implementation of two long cherished projects that allow us to look to the future with renewed optimism.

In August, we signed an association agreement with TAM, Brazil's largest airline, that lays the foundations for a joint operation with enormous potential for offering cargo clients and passengers new destinations and connections that we would not be able to provide independently. Once this association has been approved, we will create a new world-class Latin American group, known as Latam Airlines Group, that will include LAN and TAM. Although both companies will retain their corporate identity and their respective brands, their joint operation will give rise to Latin America's largest airline, serving over 115 destinations in 23 countries with a fleet of more than 280 aircraft.

In 2010, we also acquired Colombia's AIRES airline, giving us the opportunity to start operations in that country's passenger market - one of the largest in South America - and to continue strengthening our presence in the region. AIRES's network is key for ensuring a rapid expansion since it operates regular services to 24 destinations in Colombia and is the second largest operator in the domestic market of which it holds a 20% share. This acquisition makes Colombia the fifth country in the region in which LAN has domestic passenger operations, along with Chile, Peru, Argentina and Ecuador.

Both our project in Brazil and our debut in Colombia are milestones in the Company's history in that they will

give us a significant presence in all Latin American markets, with the many advantages this implies in terms of coverage and connectivity. We have, in other words, taken a transcendental step in LAN's consolidation as Latin America's leading airline.

We are proud of our great work in 2010 because it puts us on a good footing to continue growing LAN in the long term. The progress we have achieved paves the way to our ongoing development and to improving our competitive position year by year in pursuit of our goal of positioning LAN as one of the world's best airlines for quality and service. Without doubt, the commitment of our workers, technicians and professionals in the different countries where we operate played a crucial role in these achievements and I would, therefore, particularly like to thank each and every one of our collaborators for their efforts and dedication during the year. In addition, I would like to thank our shareholders for the confidence that, over all these years, they have shown in the Company's management.

Enrique Cueto P.
Chief Executive Officer | CEO



LAN AIRLINES S.A.
RUT 89.862.200-2

Corporate Headquarters
Avenida Presidente Riesco 5711 20th Floor
Las Condes, Santiago, Chile
Tel: (56) (2) 565 2525
Fax: (56) (2) 565 8764

Maintenance Base
Aeropuerto Arturo Merino Benítez
Santiago, Chile
Tel: (56) (2) 677 4500
Fax: (56) (2) 677 4505

Trading Symbol
LAN- Santiago Stock Exchange
LFL- New York Stock Exchange

Financial Information
Investor Relations
LAN Airlines S.A.
Avenida Presidente Riesco 5711 20th Floor
Las Condes, Santiago, Chile
Tel: (56) (2) 565 8785
Email: Investor.Relations@lan.com

Investor Assistance
Depósito Central de Valores
Huérfanos 770, Piso 22nd Floor
Santiago, Chile
Email: atencionaccionistas@dcv.cl
Tel: (56) (2) 393 9003
Fax: (56) (2) 393 9315

Depositary Bank
The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
Tel: (Toll free) 1-888-269-2377
Tel: (International) 201-680-6825
(Non-U.S. Residents)
Email: shrrelations@bnymellon.com

Custodian Bank
Banco Santander
Chief of Custodian Department
Tel: (56) (2) 320 3320
Fax: (56) (2) 320 3560

Independent Auditors
PricewaterhouseCoopers
Avenida Andrés Bello 2711, 5th Floor
Santiago, Chile
Tel: (56) (2) 940 0000

Website
For information about LAN Airlines log on to www.lan.com



Vision

To be recognized as one of the world's ten best airlines.

Mission

To be the carrier of people's dreams, giving the best of ourselves, earning our customers' and communities preference and building a sustainable company in which we love to work.

Values

Safety, Achievement, Efficiency and Cordiality.



The successful integration of its cargo and passenger businesses, together with its geographic diversification, give LAN's earnings greater stability through the consolidation of different markets and services.

A regional airline

Diversification has been key in LAN's consolidation as one of the world's most efficient, competitive and profitable airlines. The development of the Company's operations is underpinned by a model that integrates its cargo and passenger businesses, allowing it to optimize aircraft utilization and adjust its routes and itineraries in line with demand to the benefit of its earnings. This model, in other words, gives LAN the flexibility it needs to adapt to changing market conditions by taking advantage of the synergies that exist between these two areas of its business.

Another pillar of LAN's strategy is the geographic diversification of its operations within South America under which it has built a network of subsidiaries in Chile, Peru, Argentina and Ecuador and, now, a new subsidiary in Colombia. This has permitted the sustained development of LAN's coverage of destinations in accordance with its objective of providing complete connectivity to clients in these countries' domestic markets as well as within the region and to the rest of the world. Thanks to this diversification of origin, the domestic markets of the countries in which it operates today account for 24% of the Company's revenues while 45% corresponds to its international operations.

In 2007, LAN embarked on a revolutionary change in its short-haul passenger operations, implementing a low-cost model in the Chilean, Peruvian, Argentine and Ecuadorean domestic markets in a bid to stimulate demand. This change began with the replacement of its short-haul fleet by modern and more efficient aircraft from the Airbus A320 family that permit higher daily utilization. Together with other efficiency gains, this allowed the Company to reduce costs and fares with the result that, over the past four years, it has incorporated over one million new passengers into each of these markets.

Thanks to LAN's value proposition geared to quality and safety, its services are today recognized as the best in the region and it is noted for the frequency of its flights and the variety of destinations it offers as well as for its modern fleet and technological advances.

Business and Geographic Diversification


LAN
CARGO
MasAir
CARGO AIRLINE
lanco
Aires
Bogota, 2010
LAN Ecuador
Guayaquil, 2003
LAN Peru
Lima, 1999
LAN Airlines
Santiago, 1929
LAN Argentina
Buenos Aires, 2005
ABSA
Cargo Airline
Passenger Subsidiaries
Cargo Subsidiaries

Ownership Structure and Main Shareholders



In 2010, Chile's current president, Sebastián Piñera Echeñique, sold all his shares in LAN. As a result, the Cueto Group increased its stake by 8.6% to a total of 34.1% while the Bethia Group became a shareholder in the Company through its acquisition of Axxion S.A. with its 8.0% stake. The remainder of the Piñera Group's shares were sold in two auctions on the Santiago Stock Exchange in which Chile's private pension funds (AFPs) participated actively and, in 2010, more than doubled their stake in the Company. These transactions meant the termination of the shareholders' pact between the Piñera Group and the Cueto Group.

LAN's Ownership (31 Dec 2009)


Cueto Group 26%
Piñera Group 26%
Eblen Group 9%
ADRs 9%
Chilean Pension Funds 6%
Others 24%

LAN's Ownership (31 Dec 2010)


Cueto Group 34%
Bethia Group 8%
Eblen Group 9%
ADRs 5%
Chilean Pension Funds 13%
Others 30%

Main shareholders

Main shareholders 2009	Shares	% of Total
Costa Verde Aeronautica SA	78,575,407	23.2%
Axxion S A	64,477,874	19.0%
The Bank of New York	29,312,325	8.7%
Inversiones Santa Cecilia S A	24,726,530	7.3%
Inversiones Andes S A	22,288,695	6.6%
Inversiones Mineras del Cantabrico S A	7,824,095	2.3%
Larrain Vial S A Corredora de Bolsa	7,693,785	2.3%
Banchile Corredores de Bolsa S A	5,145,766	1.5%
Inversiones Alcala S A	4,744,677	1.4%
Inversiones Los Guindos S A	4,744,677	1.4%
Banco de Chile por cuenta de Terceros	4,681,056	1.4%
Kastel S A	4,483,407	1.3%

Main shareholders 2010	Shares	% of Total
Costa Verde Aeronáutica S,A,	108,320,407	32.0%
Axxion S.A.	27,103,273	8.0%
Inversiones Andes S.A.	22,288,695	6.6%
The Bank of New York Mellon	18,402,419	5.4%
Banco de Chile por Cuenta de Terceros	9,474,049	2.8%
Larrain Vial S.A. Corredores de Bolsa	9,018,191	2.7%
Banchile Corredores de Bolsa S.A.	8,071,841	2.4%
Inversiones Mineras del Cantábrico S.A.	7,079,095	2.1%
Banco Itaú por Cuenta de Inversionistas	6,346,218	1.9%
Chilean Pension Funds Provida S.A. Fondo Tipo A	5,149,384	1.5%
Chilean Pension Funds Provida S.A. Fondo Tipo C	4,818,389	1.4%
Celfin Capital S.A. Corredores de Bolsa	4,777,492	1.4%

Dividends

The Company's policy is to pay the minimum dividends required by law or, in other words, 30% of profits calculated in accordance with the regulation in force. This does not, however, imply that dividends above this obligatory minimum level cannot be distributed depending on the particular events and circumstances that may arise during the year.

The table below shows the dividends per share paid during the past three years. Those corresponding to 2008 and 2009 represent 60% and 50% of the distributable profits of the respective year while the provisional dividends corresponding to 2010 are equivalent to 47.5% of the year's distributable profits.

Year of profits against which dividend paid	Payment date	Type	Total dividend paid (US$)	Number of shares	Dividend per shares (US$)	Dividend per ADR (US$)
2008	21 August 2008	Provisional	96,785,787	338,790,909	0.28568	0.28568
	15 January 2009	Provisional	105,001,466	338,790,909	0.30993	0.30993
2009	20 August 2009	Provisional	34,621,043	338,790,909	0.10219	0.10219
	21 January 2010	Provisional	70,000,978	338,790,909	0.20662	0.20662
	14 May 2010	Definitive	10,939,558	338,790,909	0.03229	0.03229
2010	13 August 2010	Provisional	74,466,242	338,790,909	0.21980	0.21980
	13 January 2011	Provisional	125,000,294	338,790,909	0.36896	0.36896

In accordance with International Financial Reporting Standards, distributable profits in 2009 and 2010 for the payment of dividends corresponded to the net annual income attributable to holders of a stake in the controller's net assets while, in previous years, they corresponded to the net income reported in accordance with Chile's generally accepted accounting principles.

The total dividends paid against the Company's profits in 2008 are those distributed as provisional dividends on 21 August 2008 and 15 January 2009 as agreed by the Board of Directors.

Related-Party Transactions

In 2009 and 2010, the following transactions were carried out by related parties:

2009 Related party	Purchase or sale	Quantity	Price (CH$)	Control obtained
Inversiones y Asesorías Iculpe S.A.	Sale	18,000	6,566	No
Inversiones y Asesorías Iculpe S.A.	Purchase	50,000	8,461	No
Iván Zurita Marcus	Sale	210	6,805	No
Inversiones Michael Wagner EIRL	Sale	868	6,550	No
Inversiones Michael Wagner EIRL	Sale	44	6,643	No
Cristián León Délano	Sale	10,000	6,625	No
Luis Eduardo Riquelme Giagnoni	Sale	750	5,792	No
Luis Eduardo Riquelme Giagnoni	Sale	752	5,910	No
Inversiones Michael Wagner EIRL	Purchase	912	4,880	No
Iván Zurita Marcus	Purchase	210	4,760	No
Hernán Soler Arevalo	Purchase	1,040	4,730	No
Nazmy Yunes Zambrano	Purchase	1,000	4,450	No
Luis Eugenio Moreno Assadi	Purchase	1,000	4,450	No
Nazmy Yunes Zambrano	Purchase	1,000	4,680	No
Luis Eduardo Riquelme Giagnoni	Purchase	620	4,799	No
Eduardo Soler Délano	Purchase	491	5,029	No
Sergio Mendoza Corominas	Sale	425	5,500	No
Luis Eugenio Moreno Assadi	Purchase	1,000	5,350	No
Juan Pablo Muñoz Días	Sale	1,500	5,080	No

2010 Related party	Purchase or sale	Quantity	Price (CH$)	Control obtained
Cristián León Délano	Sale	1,770	14,100	No
Jorge Grainger Pancera	Sale	3,000	12,750	No
José Miguel Hernández Calderón	Purchase	762	12,520	No
Álvaro Emilio Carril Muñoz	Sale	2,588	10,440	No
Emilce Beatriz Traschel Verna	Purchase	1,020	9,680	No
Axxion S.A.	Sale	11,315,509	1	No
José Miguel Hernández Calderón	Purchase	222	9,140	No
Axxion S.A.	Sale	26,056,092	9,100	No
Inversiones Santa Cecilia S.A.	Sale	2,940,908	9,100	No
Costa Verda Aeronáutica S.A.	Purchase	29,000,000	9,100	No


LAN

LAN is committed to transparency and compliance with the ethical and regulatory standards established for this purpose by the Board of Directors.

Principles and Pillars

LAN Airlines S.A. ("LAN") is a listed joint stock company registered with the Superintendencia de Valores y Seguros (SVS), Chile's stock market regulator, under Inscription N° 306. Its shares trade on the Chilean markets and, as American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE). The Company's principal business is the air transportation of passengers and cargo in the domestic markets of Chile, Peru, Argentina, Ecuador and Colombia as well as on a number of regional and international routes in the Americas, Europe and Oceania. The Company offers these services directly or through subsidiaries in different countries such as LAN Airlines, LAN Peru, LAN Ecuador, LAN Argentina and LAN Cargo.

LAN's corporate governance practices are regulated by Chile's Securities Market Law (N° 18,045) and its Corporations Law (N° 18,046), including the latter's associated norms, as well as by other norms issued by the SVS. In addition, it is subject to U.S. legislation and regulation and to norms issued by the Securities and Exchange Commission (SEC) as they apply to ADRs.

LAN's Board of Directors has nine members who are elected every two years by the Annual General Shareholders' Meeting. The Board holds ordinary monthly meetings and extraordinary meetings whenever the Company's affairs so require. Three of the Company's directors form a Directors Committee, which fulfills both the functions required under Chile's Corporations Law and those of the Audit Committee required under the Sarbanes-Oxley Act of the United States and the corresponding SEC norms.

LAN is controlled by the Cueto Group, represented by Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A.

As of 31 December 2010, LAN had a total of 1,412 registered shareholders and 5.4% of the Company was held in the form of ADRs.

Principles of Good Corporate Governance

LAN's good corporate governance is the result of the interaction of different individuals and stakeholders. Although all our employees share responsibility for compliance with the high standards of ethics and adherence to regulation established by the Board of Directors, it is the Board, the Directors Committee and senior management who are primarily responsible for the Company's good corporate governance.

In line with above, LAN is committed to transparency and compliance with the ethical and regulatory standards established for this purpose by the Board of Directors.

Pillars of LAN's Corporate Governance

Notwithstanding the responsibilities of the Company's Board of Directors and its Directors Committee, LAN's management has also taken a number of measures to ensure due corporate governance. These include principally:

1 **LAN Code of Conduct**

This seeks to ensure that all the Company's employees adhere to the highest standards of ethics, transparency and compliance with regulation as required by LAN in accordance with its core values of safety, achievement, efficiency and cordiality. Key aspects of the LAN Code of Conduct include:

- **LAN Code of Conduct Administration Committee.**
  The responsibilities of this Committee, formed by the Vice-President for Human Resources, the General Counsel and the Manager for Labor Relations
- **Ethics Line**
  This online service provides LAN's employees with a direct and private channel through which to report any ethical concerns in the knowledge that these will be properly processed or investigated without risk of reprisal.
- **Regulation of conflicts of interest.**
  The Code of Conduct establishes precise norms for relations with suppliers.
- **Probity and confidentiality criteria.**
  These apply particularly to the use of LAN's goods and benefits, accuracy in the Company's accounting

and financial records and protection of confidential information to which employees have access in the course of their work.

- **Compliance with regulation of insider trading, free competition and protection of intellectual property.**
- **Non-discrimination in the workplace.**
- **Respectful and cordial relations with our clients and passengers.**

2 **Code of Ethics for Senior Financial Executives.** This Code of Ethics is designed to foster honest and ethical conduct in the disclosure of financial information, compliance with regulation and avoidance of conflicts of interest.

3 **Manual for Management of Market-Sensitive Information.** This is required by the SVS and, since Law Nº 20,382 on Corporate Governance came into force, also by Chilean securities market legislation. LAN, however, seeks to go further than these norms and regulates the criteria for disclosure of operations, periods of voluntary abstinence from the purchase and sale of the Company's shares, mechanisms for continuous disclosure of market-sensitive information and mechanisms for the protection of confidential information by the Company's employees and executives.

4 **Program of Regulatory Compliance.** Under this program, the Company's General Counsel, in coordination with and under the supervision of the Board of Directors and its Directors Committee, supervises compliance with the laws and regulation applicable to LAN's business and activities in the different countries in which it operates.

Directors



Jorge Awad Mehech

Mr. Jorge Awad Mehech, RUT: 4.756.185-K, an economist and business administrator, has served as chairman and/or member of the board of directors of LAN Airlines since March 1994. He was previously senior vice-president of Fast Air from 1979 to 1993. He is currently also a member of the board of Banco de Chile, president of the ICARE business organization, and a professor of Management and Companies at the Economics School of the University of Chile.

Mr.Awad is member of the Directors Committee.



Darío Calderón González

Mr. Darío Calderón González, RUT: 5.078.327-8, a lawyer, has been a member of the board of directors of LAN Airlines since 1994. He has been a founding partner in Calderón y Cía., a Santiago law firm, since 1970 and currently serves on the boards of a number of other Chilean companies, including Integramédica S.A., Imprenta A. Molina Flores S.A., Enjoy S.A. and Nutrechile A.G.



José Cox Donoso

Mr. José Cox Donoso, RUT: 6.065.868-4, an economist and business administrator, has served as a member of the board of directors of LAN Airlines from April 1994 to June 1995 and since September 1995. He has also been chairman of the board of LAN Cargo since September 1995. In addition, he is a member of the boards of CMB-Prime AFI S.A. and Socovesa S.A.



Juan José Cueto Plaza

Mr. Juan José Cueto Plaza, RUT: 6.694.240-6, an economist and business administrator, has been a member of the board of directors of LAN Airlines since 1994. He currently serves as executive vice-president of Inversiones Costa Verde S.A., a position he has held since 1990, and is a member of the boards of Consorcio Maderero S.A. and Minera Michilla S.A.



Juan Cueto Sierra

Mr. Juan Cueto Sierra, RUT: 3.246.727-K, a businessman, was one of the founders of Fast Air in 1978 and has been a member of the board of directors of LAN Airlines since 1998. He has vast experience in different business activities and is the father of Messrs. Juan José, Enrique and Ignacio Cueto Plaza, who are a director, chief executive officer and chief operating officer of LAN Airlines, respectively.



Ramón Eblen Kadis

Mr. Ramón Eblen Kadis, RUT: 4.346.062-5, an economist and business administrator, has been a member of the board of directors of LAN Airlines since June 1994. He has served as chairman of Comercial Los Lagos Ltda., Inversiones Santa Blanca S.A. and TJC Chile S.A. and is a member of the Eblen Group (a shareholder in LAN Airlines).

Mr.Eblen is member of the Directors Committee.



Bernardo Fontaine Talavera

Mr. Bernardo Fontaine Talavera, RUT: 6.371.763-0, an economist, has been a member of the board of directors of LAN Airlines since April 2005. He has served as head of the financial retail area of Falabella, one of Chile's leading retailers, and as vice-chairman of the boards of CMR Falabella and Banco Falabella. He also headed the M&A Corporate Finance division of Citicorp-Citibank Chile and is currently a member of the boards of Deutsche Bank Chile, Metro S.A., Aquamont S.A., South-Am S.A. and Loginsa S.A. and is also general manager of Tres Mares S.A., Indigo S.A. and Sarlat S.A.



Carlos Heller Solari

Mr. Carlos Heller Solari, RUT: 8.717.000-4, an agricultural engineer, joined the board of directors of LAN Airlines in May 2010. He has great experience in the retail, transport and agricultural sectors. He currently serves as vice-chairman of Bethia (an investment company and owner of Axxion) and as chairman of Axxion S.A., Club Hípico de Santiago, Sotraser S.A. and Agrícola Ancali. In addition, he is a member of the boards of SACI Falabella S.A., Falabella Retail S.A., Sodimac S.A. and Titanium S.A. and is the main shareholder and vice-chairman of "Azul Azul" (administrator of the first-division Universidad de Chile football team).



Gerardo Jofré Miranda

Mr. Gerardo Jofré Miranda, RUT: 5.672.444-3, an economist and business administrator, joined the board of directors of LAN Airlines in May 2010. He is chairman of the board of Codelco and a member of the board of Air Life Chile S.A. as well as president of the Fundación Saber Más and a member of the investment council of the Santander real estate funds. From 2005 to 2009, he was a member of the boards of Endesa Chile S.A., Viña San Pedro Tarapacá S.A., D&S S.A., Construmart S.A., Inmobiliaria Titanium S.A. and Inmobiliaria Parque del Sendero S.A. Between 2004 and 2005, he was insurance manager for the Americas at Grupo Santander in Spain. From 1989 to 2004, he was group vice-president and general manager of Grupo Santander in Chile and served as director and chairman of many of the Group's companies.

Mr. Awad is member of the Directors Committee.



Directors Committee

The Directors Committee has three members elected by the Board of Directors for a period of two years with the possibility of re-election. Its functions include the examination of the reports of the external auditors and the Company's financial statements, its remunerations systems and compensation plans for senior management and information about related-party transactions, the analysis of reports about weaknesses in internal control and the verification of the implementation of procedures for receiving, allocating and processing complaints related to accounting practices or internal accounting controls.

The Directors Committee is formed by Jorge Awad Mehech, Gerardo Jofré Miranda and, as its president, Ramón Eblen Kadis. In 2010, the Committee held 11 meetings.

For 2010, the Annual General Shareholders' Meeting established a budget of 1,200 Unidades de Fomento (UFs) to finance the Committee's operations.

Annual Report of the Directors Committee

As required under Article 50 bis of Law N° 18,046, the issues addressed by the Directors Committee in 2010 are set out below:

1 Ordinary Session N° 99 26/1/10:
- Review of Financial Statements to 31 December 2009
- Resignation of president and appointment of successor
- Progress on Internal Auditing Plan 2009

2 Extraordinary Session N° 8 17/2/10:
- Review of Financial Statements to 31 December 2009 with external auditors PricewaterhouseCoopers

3 Ordinary Session N° 100 30/3/10:
- Close of SOX Audit 2009
- Point II of Circular N° 1945 issued by the Superintendencia de Valores y Seguros (SVS).
- Services other than external audit to be provided by PricewaterhouseCoopers
- Directors Committee Annual Report
- Proposal of external auditors and private risk rating agencies for 2010

- Closure of Internal Auditing Plan 2009 and Plan 2010

4 Ordinary Session N° 101 27/4/10:
- Review of Financial Statements to 31 March 2010
- Analysis of effects of tax reform
- Closure of Internal Auditing Plan 2009 and Plan 2010

5 Ordinary Session N° 102 29/6/10:
- Installation and election of Committee president
- Corporate Auditing Methodology-Plan 2010
- Agenda of Committee activities

6 Ordinary Session N° 103 27/7/10:
- Review of Financial Statements to 30 June 2010

7 Ordinary Session N° 104 31/8/10:
- Status of issue of fraud with means of payment
- Progress on Internal Auditing Plan 2010

8 Ordinary Session N° 105 28/9/10:
- Due diligence TAM
- Services other than external audit provided by PricewaterhouseCoopers

9 Ordinary Session N° 106
- Review of Financial Statements to 30 September 2010
- Approval of PricewaterhouseCoopers fees
- Progress on Internal Auditing Plan 2010

10 Ordinary Session N° 107 30/11/10:
- Due diligence AIRES
- Letter received from external auditors PricewaterhouseCoopers
- Progress on Internal Auditing Plan 2010

11 Ordinary Session N° 108 23/12/10:
- System of remunerations and compensation plan for LAN executives
- Code of Conduct
- Approval of PricewaterhouseCoopers fees
- Progress on Internal Auditing Plan 2010

Remuneration of the Board

Board Members	Director's Remuneration (US$)	Director's Committee Member's Fees (US$)
Jorge Awad Mehech	27,263.81	12,243.12
Darío Calderón González	10,841.34	
José Cox Donoso *1	11,684.49	2,772.28
Juan José Cueto Plaza	11,684.49	
Juan Cueto Sierra	8,950.81	
Ramón Eblen Kadis	11,684.49	12,243.00
Bernardo Fontaine Talavera	11,684.49	
Ignacio Guerrero Gutiérrez *2	2,778.21	
Carlos Heller Solari	7,963.98	
Juan Gerardo Jofré Miranda	7,963.98	9,470.84
Andrés Navarro *3	872.49	
Total	113,372.58	36,729.24
Total Fees	150,101.82	

Note:
Totals may differ from the sum of individual amounts due to rounding.

The Directors remuneration corresponds to the payment of each session's fee in which the Director participated.

The Board Meetings of subsidiaries are not subject to remuneration.

*1 José Cox was member of The Directors Committee until may del 2010
*2 Ignacio Guerrero Gutiérrez was member of the Board until april 2010
*3 Andrés Navarro was member of the Board until april 2010

Senior Management

Enrique Cueto Plaza



Mr. Enrique Cueto Plaza is chief executive officer of LAN Airlines, a post he has held since 1994. From 1983 to 1993, Mr. Cueto served as chief executive officer of Fast Air, a Chilean cargo airline. With 22 years of experience in the industry, he has in-depth knowledge of both the commercial and operational management of passenger and cargo airlines. He is an active member of the governing boards of the oneworld® alliance and of the International Air Transport Association (IATA). He is also a member of the boards of the Chilean Manufacturers' Association (SOFOFA) and the Endeavor foundation, an organization that promotes entrepreneurship in Chile.

Ignacio Cueto Plaza



Mr. Ignacio Cueto Plaza has been Chief Operating Officer of LAN Airlines since 2005. He began his career in the aviation industry in 1985 in Fast Air. Between that year and 1993 he held various positions at Fast Air, including service manager and vice-president for sales and marketing. Between 1993 and 1995, he was general manager of Fast Air, and between 1995 and 1998 he was President of the LAN Cargo group. Furthermore, Mr. Cueto was a board member of Ladeco between 1994 and 1997 and of LAN Airlines between 1995 and 1997. In 1999, Ignacio Cueto became chief executive officer of the passenger business of LAN Airlines, a position he maintained until 2005 when he assumed his current role.



Armando Valdivieso Montes

Mr. Armando Valdivieso Montes has been chief executive officer for passengers at LAN Airlines since 2006, after serving as chief executive officer for cargo from 1997 to 2005. From 1994 to 1997, he was chief operating officer of Fast Air and, from 1991 to 1994, served as Fast Air's vice-president in the United States, based in Miami. Mr. Valdivieso is a civil engineer and holds an Executive MBA from Harvard University.



Cristian Ureta Larraín

Mr. Cristián Ureta Larraín is chief executive officer for cargo at LAN Airlines, a post he has held since 2005. He is an engineering graduate of the Catholic University in Santiago and of Stanford University's Special Executive Program. Between 2002 and 2005, he served as vice-president for production at LAN Cargo and, from 1998 to 2002 as its vice-president for planning and development. He was previously general director and commercial director at MAS Air and service manager at Fast Air.



Alejandro de la Fuente Goic

Mr. Alejandro de la Fuente Goic has been chief financial officer of LAN Airlines since july 1995. He joined LAN Airlines in April 1995 after serving as finance manager at Chiquita Frupac Ltd., a subsidiary of Chiquita Brands Inc. Mr. De la Fuente is an agronomist, with an economy and agricultural economics magister at the Catholic University and an MBA from Adolfo Ibáñez University.



Roberto Alvo Milosawlewitsch

Mr. Roberto Alvo Milosawlewitsch is vice-president for strategic planning and development at LAN airlines, a post he has held since 2008. Mr Alvo joined LAN airlines in November 2001. Prior to his current position, he served as chief financial officer of LAN Argentina from 2005 to 2008, as manager of development and financial planning at LAN Airlines, and as deputy chief financial officer of LAN Airlines. Before 2001, Mr. Alvo held various positions at Sociedad Química y Minera de Chile S.A., a leading Chilean non-metallic mining company. He is a civil engineer and obtained an MBA from the IMD in Lausanne, Switzerland.



Cristián Toro Cañas

Mr. Cristián Toro Cañas has served as general counsel at LAN airlines since January 2008. He holds a law degree from the Catholic University in Santiago (1993) and a master's law degree (MCJ 97') from New York University. Prior to joining LAN Airlines, Mr. Toro served as general counsel/legal director at Citibank Chile where he held various posts from 1997 until 2007. He also worked as an international trainee at Shearman & Sterling in New York (1999). Mr. Toro is a professor for the master's degree in company law at the Los Andes University in Santiago.



Enrique Elsaca Hirmas

Mr. Enrique Elsaca Hirmas is vice-president for operations and service at LAN Airlines, a post he has held since October 2008, after serving as vice-president for strategic planning between 2004 and 2008. Mr. Elsaca holds a degree in industrial engineering from the Catholic University in Santiago and an MBA from the Massachusetts Institute of Technology. Prior to joining LAN Airlines, he served as real estate and development manager at Cencosud, Chile's second largest retail group. From 1997 to 1999, he worked at Booz Allen & Hamilton in Latin America and, from 1991 to 1995, held various posts at Esso Chile, a subsidiary of Exxon.



Emilio del Real Sota

Mr. Emilio del Real Sota has been vice-president for human resources at LAN Airlines since August 2005. He holds a psychology degree from the Gabriela Mistral University in Santiago. Between 2003 and 2005, he served as manager for human resources at D&S, a Chilean retail company. Between 1997 and 2003, he held various posts at Unilever, including human resource manager for Lever Chile as well as training and recruitment manager and executive development manager for Latin America.



René Muga Escobar

Mr. René Muga Escobar is vice-president for corporate affairs at LAN Airlines. He holds an undergraduate degree in economics and business administration and a master's degree in international economic relations from the Catholic University in Santiago. He was previously general manager of the Confederation of Production and Commerce (CPC), an organization bringing together Chile's leading business associations. During his career, he has also served as director of business development at Codelco, Chile's main mining company and the world's largest copper producer, and was in charge of Chile's trade negotiations with the European Union.

In 2010, LAN paid its executives total remunerations of US$77.3 million, plus a further US$14.7 million in incentives. Severance compensation totaled US$1.5 million.

Compensation plan

In accordance with the decision of the Extraordinary Shareholders' Meeting of 5 April 2007, a total of 2,209,091 shares have been allocated to the Company's stock option compensation plan. The plan, which was subsequently modified by the Extraordinary Shareholders' Meeting of 29 October 2009 and by Extraordinary Board Meeting N° 85 of 5 November 2009, has the following characteristics:

The options assigned to each employee will accrue in stages on the following two occasions: (1) 30% as from 29 October 2010 and (2) 70% as from 30 October 2011, subject to the employee remaining with the Company.

Employees may exercise these options totally or partially up to their expiry date of 31 December 2011.

Employees may not make over the options to another person, lien or transfer them in any way and may only waive them.

The price to be paid for the shares at the time of exercising the option will be the equivalent of US$14.50 adjusted for the variation in the Consumer Price Index and payable in Chilean pesos according to the market exchange rate at the date the shares are subscribed and paid.

As of 31 December 2010, no stock options corresponding to the current compensation plan had been exercised.





1929
Línea Aérea Nacional de Chile (LAN) founded by Comandante Arturo Merino Benítez.

1946
First international flight: Santiago-Buenos Aires.

1956
Start of services to Lima.

1958
Start of services to Miami.

1970
LAN begins flights to Europe.

1985
LAN becomes a joint stock company.

1989
Start of privatization of LAN: the Chilean government sells a 51% stake to local investors and Scandinavian Airlines System (SAS).

1994
Privatization of LAN completed with the acquisition of a 98.7% stake by its current controllers and other shareholders.

1997
LAN lists on the New York Stock Exchange, becoming the first Latin American airline to trade ADRs on this important financial market.

1999
LAN's expansion begins: start of operations of LAN Peru.



2000
LAN joins the oneworld alliance.

2001
Alliance with Iberia and inauguration of Miami Cargo terminal.

2002

Alliance with Qantas and Lufthansa Cargo.

2003

LAN continues its expansion plan: start of operations of LAN Ecuador.

2004

Launch of new corporate image as LAN Airlines S.A.

2005

Further step in LAN's regional expansion plan: start of operations of LAN Argentina.


CAMINITO
TANGO

2006

Launch of new Premium Business Class.

2007

Implementation of low-cost model in domestic markets; capital increase of US$320 million; purchase orders for 32 Boeing 787 Dreamliners.

2008

Completion of renewal of short-haul fleet with aircraft of the Airbus A320 family.

2009

Start of cargo operations in Colombia and domestic passenger operations in Ecuador; purchase order for 30 aircraft of the Airbus A320 family


COLOMBIA

2010

Purchase order for 50 aircraft of the Airbus A320 family; signing of association agreement with TAM; acquisition of Colombia's AIRES airline.



In October 2010, the Company celebrated the incorporation of its 100th aircraft, an Airbus A320-200 that forms part of a purchase order for 90 Airbus planes that will gradually be incorporated into its fleet through to 2016.

We operate a vanguard fleet

In 2000, LAN embarked on an ambitious program of fleet renewal and expansion designed to allow it to operate the world's most modern and safest aircraft and to achieve savings on fuel and maintenance. Under this plan, the Company completely replaced its short-haul fleet which, since 2008, comprises only aircraft of the Airbus A320 family that are recognized as being among the most modern and eco-efficient single-aisle aircraft.

During 2010, it incorporated 11 new aircraft, eight from the Airbus A320 family and three Boeing 767s (two cargo planes and one passenger plane), representing an investment of US$434 million. As a result, at the end of the year, it had 61 aircraft of the A320 family for short-haul routes while, for long-haul routes, it ended the year with 28 Boeing 767-300s and five Airbus A340s. With the acquisition of AIRES, its new Colombian subsidiary, LAN also incorporated this airline's fleet of 11 Dash 8-Q200s, four Dash 8-Q400s and nine Boeing 737-700s. As of December 2010, LAN's cargo fleet was formed by 13 exclusively cargo aircraft (11 Boeing 767-300s and two Boeing 777-200s). With an average age of 6.9 years, the Company's fleet is one of the most modern in the international airline industry and has one of the lowest rates of CO_2 emissions per kilometer-passenger.

In October 2010, the Company celebrated the incorporation of its 100th aircraft, an Airbus A320-200 that forms part of a purchase order for 90 Airbus planes that will gradually be incorporated into its fleet through to 2016. With the highest standards of innovation and technology, these aircraft will be used to expand the Company's operations in both its domestic markets and on regional routes.

In 2011, LAN is scheduled to take delivery of 18 more aircraft of the A320 family which will allow it to serve domestic routes and regional routes within Latin America efficiently, thanks to their greater

autonomy and power. The first A319s will replace five A318s that will be taken out of circulation during the first half of the year. In addition, the Company will receive three Boeing 767-300s for long-haul routes and a Boeing 767-300F for its cargo operations.

In the second half of 2012, the Company will go on to incorporate two Boeing 777-200Fs into its cargo fleet, adding to its two existing aircraft of this type and positioning it as the first airline in the region - and only the second in the world - to use these advanced-technology cargo aircraft, which are considered the most modern and efficient in the industry. They will allow it to expand its coverage of destinations outside the region and, in particular, to continue strengthening its cargo services to Europe.

LAN is, in addition, preparing to start operating 32 latest-generation Boeing 787 Dreamliners, which will be incorporated into its fleet over the next few years and will represent an investment of US$3,500 million. These are the world's most efficient aircraft as regards fuel consumption and underline LAN's commitment to the development of aviation in Latin America.

In the framework of its permanent efforts to develop an operation that respects the environment, LAN has launched a "LEAN in Fuel" program of operational efficiency that will permit an annual 2% reduction of the fuel used by its flights, equivalent to the emissions generated each year by 17,500 cars.

In parallel to this project, the Company has reinforced the application of the LEAN philosophy in maintenance areas through a program of technical reliability and, in 2011, expects to incorporate the remaining areas of this division where it was launched in 2008 with the "Clever" project in Major Maintenance.

Finally, in 2010, LAN also continued with the installation of winglets on its B767 passenger and cargo aircraft. These advanced-technology devices reduce wings' aerodynamic resistance, increasing the efficiency of fuel consumption by between 4% and 5% and leading to a significant reduction in an aircraft's CO_2 emissions. This program will continue in 2011 as the new B767s are incorporated into the fleet.

LAN Airlines S.A. Consolidated Fleet

As of December 31, 2010		Leased	Owned	Total
Passenger	Dash 8-Q200	11	0	11
	Dash 8-Q400	4	0	4
	Boeing 737-700	9	0	9
	Airbus A318-100	0	15	15
	Airbus A319-100	0	20	20
	Airbus A320-200	2	24	26
	Boeing 767-300	10	18	28
	Airbus A340-300	1	4	5
	TOTAL	37	81	118
Cargo	Boeing 777-200F	2	0	2
	Boeing 767-300F	3	8	11
	TOTAL	5	8	13
TOTAL FLEET		**42**	**89**	**131**


LAN

15 Airbus A318-100 Aircraft

Length: 31,8 mts. (104 feet 3 inches).
Width: 34,1 mts. (111 feet 10 inches).
Seats: 126.
Cruising speed: 850 km/h.
Maximum weight at take-off: 63,000 kg.


LAN

20 Airbus A319-100 Aircraft

Length: 33,8 mts. (110 feet 11 inches).
Width: 34,1 mts. (111 feet 10 inches).
Seats: 144.
Cruising speed: 850 km/h.
Maximum weight at take-off: 70,000 kg.


LAN

26 Airbus A320-200 Aircraft

Length: 37,6 mts (123 feet 3 inches).
Width: 34,1 mts (111 feet 10 inches).
Seats: 168.
Cruising speed: 928 km/h.
Maximum weight at take-off: 77,000 kg.


LAN

28 Boeing 767-300 Aircraft

Length: 54,2 mts. (178 feet).
Width: 47,6 mts. (156 feet 2 inches).
Seats: 221-238
Cruising speed: 869 km/h.
Maximum weight at take-off: 184,611 kg.


LAN

5 Airbus A340-300 Aircraft

Length: 63,7 mts. (208 feet 11 inches).
Width: 60,3 mts. (197 feet 10 inches).
Seats: 260
Cruising speed: 976 km/h.
Maximum weight at take-off: 275,000 kg.


LAN
CARGO

11 Boeing 767-300 F Aircraft

Length: 54,2 mts. (178 feet).
Width: 47,6 mts. (156 feet 1 inches).
Cargo Volume: 438,1 m3
Cruising speed: 869 km/h
Maximum weight at take-off: 186,880 kg


LAN
CARGO

2 Boeing 777-200 F Aircraft

Length: 63,7 mts. (209 feet 1 inches).
Width: 64,8 mts. (212 feet 7 inches).
Cargo Volume: 652,7 m3.
Cruising speed: 896 km/h.
Maximum weight at take-off: 347,450 kg.



LAN seeks to put the customer at the heart of the Company and its teams whilst also maintaining and improving its operational excellence and compliance with standards.

For LAN, our most important asset is our people who play a crucial role in the Company's success and achievements. Their contribution is borne out by the excellent results which LAN reports year after year and which have positioned it as an airline that is respected and admired throughout the world for the excellence of its service. Cordiality, efficiency, achievement and safety are the values for which our people are noted in line with LAN's commitment to providing its passengers with the best travel experience.

We believe that the cordiality of our people is key for providing our customers with a superior standard of service and, in 2010, in a bid to further consolidate this attribute, we began work on a new project designed to establish a Culture of Service in our organization. Under the slogan "We are people caring for people", LAN is seeking to take a new step in its emotional bond with clients as an airline that passengers regard with affection. In its first year, the project focused on people who work in direct contact with clients, such as cockpit crews, cabin crews, airport staff and the staff of contact centers and sales offices, in order to ensure their commitment to this new spirit of work and empathy with passengers.

That is why in 2010 the Company worked to improve the process of selecting people who work in direct contact with customers, looking to make it more efficient and thorough. Additionally, this year 5,700 people in Chile and the world working in contact with clients were trained in relation to the culture of service and receive important tools to implement it in their daily work.

Through this initiative, LAN seeks to put the customer at the heart of the Company and its teams whilst also maintaining and improving its operational excellence and compliance with standards. In this way, it aims to create a distinctive hallmark that identifies its personnel and to maintain its position as the preferred airline in a highly competitive industry with ever more demanding clients.

Staffing Levels



Sales
2,552
Administrative
3,762
Cockpit Crew
1,604
Maintenance
2,361
Cabin Crew
3,288
Operations
5,400

Employees by country of origin



Ecuador
8%
Peru
17%
Others
7%
Argentina
10%
Chile
58%



The human quality and solidarity of the Company's employees was seen when, in response to the February 2010 earthquake in Chile, they joined forces, to help the fellow workers and thousands of Chileans who had been affected.

A committed team

As of December 2010, LAN had almost 19,000 employees of 61 different nationalities of whom 3,521 joined the Company during the year. The human quality and solidarity of the Company's employees was seen once again in 2010 when, in response to the February earthquake in Chile, they joined forces, regardless of nationality, language or geographic location, to help the fellow workers and thousands of Chileans who had been affected.

Fostering the professional development and growth of its people continued to be a priority for LAN in 2010. This was reflected in the 82% of its workforce that received training and the 3,956 internal transfers that took place. LAN invests in some 500,000 hours of training annually, one of the highest figures among the region's airlines.

LAN is a service company for which safety is a non-negotiable value. We know that an industry such as ours is exposed to risks that are beyond our control and our people are aware of this. In 2010, therefore, we continued to encourage their participation in the Assistance to Passengers and Family Members (APF) program for response to emergencies. During the year, 728 people in Santiago and 444 in subsidiaries were trained, showing great commitment, responsibility and enthusiasm in their preparation to participate in this volunteer group of which more than 1,000 LAN employees are currently members.

In 2010, LAN completed two important collective bargaining processes, renewing the LAN Express-I Sindicato de Tripulantes agreement for four years and signing an agreement with LAN Peru's pilots union. The successful conclusion of these processes reflects the good labor relations prevailing in the Company.


LAN

In 2010, LAN saw recovery and growth in both its cargo and passenger businesses and this was reflected in the Company's record results, with its net income reaching US$419.7 million, up by 81.6% on the previous year.

In 2010, LAN saw recovery and growth in both its cargo and passenger businesses and this was reflected in the Company's record results, with its net income reaching US$419.7 million, up by 81.6% on the previous year. This successful performance confirmed the Company's ability to take advantage of the opportunities presented by global markets, after the complex international economic situation of 2009, and, moreover, to do so despite the impact of the February 2010 earthquake in Chile.

In 2010, the Company's revenues showed an important increase, particularly in the cargo business where they rose by 43.0% over 2009 to US$1,280.7 million while, in the passenger business, they reached US$3,109.8 million, up by 18.5% on 2009. As a result, the Company reported total operating revenues of US$4,523.3 million, representing an increase of 23.7% on the previous year. In line with this increase, LAN's net operating income reached US$622.9 million, up by 43.0% on 2009.

The growth of passenger revenues reflected an increase of 9.2% in the Company's capacity to transport passengers measured in ASKs and an 8.5% increase in revenues per ASK. Higher unit revenues were the result of a 6.7% increase in yield - due principally to stronger demand - as well as an increase of 1.3 percentage points in load factors to 78.3%.

Passenger traffic rose by 11.1% in 2010, driven by a 10.6% increase in domestic traffic (in Chile, Peru, Argentina and Ecuador) and an 11.3% increase in international traffic. These results are explained mainly by the successful launch of new services in 2010, including Lima-San Francisco long-haul route and the Lima-Brasilia and Guayaquil-Galápagos regional and domestic routes.

The important increase in cargo revenues reflected growth of 20.5% in capacity to transport cargo measured in ATKs and an 18.7% increase in revenues per ATK. Higher unit revenues were

Total Revenues 2006 - 2010

US$ Million 4,523.3



5000
4000
3000
2000
1000
US$ Million
3,034.0
3,524.9
4,283.2
3,655.5
4,523.3
2006
2007
2008
2009
2010

Operating Income 2006 - 2010

US$ Million 622.9



700
600
500
400
300
200
US$ Million
302.6
413.4
619.8
435.7
622.9
2006
2007
2008
2009
2010

principally the result of a 15.8% increase in yield accompanied by an increase of 1.7 percentage points in load factors to 70.1%, driven by a 23.5% increase in cargo traffic.

The continued development of key strategic initiatives was a crucial factor in the growth of cargo revenues. Effective management of capacity, together with new tools for managing revenues, enabled LAN to benefit from the sustained recovery of import markets in Latin America and, particularly, Brazil. The expansion of the Company's services to Europe, using its new and efficient fleet of Boeing 777-200 cargo aircraft, reaffirmed its competitive position while also diversifying its sources of revenue. In addition, through its ABSA subsidiary, the Company's domestic cargo operations in Brazil have continued to grow and consolidate their position.

In 2010, operating costs increased by 21.1% on 2009, reaching US$3,900.4 million, with costs per unit (ATK) up by 5.7%. Fuel is the Company's single most important cost and, in 2010, accounted for 29.8% of its total operating costs. Higher fuel prices in 2010 meant an increase of US$99.7 million in this item (net of fuel hedging). Excluding the impact of fuel, unit costs rose by 5.9%, due principally to higher wage costs and an increase in the cost of rental of cargo aircraft under Aircraft, Crew, Maintenance & Insurance (ACMI) agreements.

In 2010, LAN maintained its solid financial position, as well as good balance indicators, reflected in its BBB investment-grade risk rating and is one of the few airlines in the world to retain this status.

Operating Margin 2006 - 2010

13.8%


0,1500
0,1344
0,1188
0,1031
0,0875
10%
11.7%
14.5%
11.9%
13.8%
2006 2007 2008 2009 2010

Net Margin 2006 - 2010

9.3%


0,0900
0,0825
0,0750
0,0675
0,0600
8.0%
8.7%
7.9%
6.3%
9.3%
2006 2007 2008 2009 2010

Net Income 2006 - 2010

US$ Million 419.7


450
350
250
150
50
US$ Million
241,3
308,3
336,5
231,1
419,7
2006 2007 2008 2009 2010

Unit Revenues 2006 - 2010

US$ Cents per ATK 48.9


60
55
50
45
40
Cents per ATK
45,5
47,7
54,1
45,1
48,9
2006 2007 2008 2009 2010

Unit Costs 2006 - 2010

US$ Cents per ATK 43.6


60
55
50
45
40
Cents per ATK
41,5
42,7
47,7
41,2
43,6
2006 2007 2008 2009 2010

Note: 2008, 2009 and 2010 under International Financial Reporting, previous years under Generally Accepted Accounting Principles in Chile.

Revenue Breakdown



Cargo
28.3%
1,280,705
Passenger
68.8%
3,109,797
Others
2.9%
132,826

Revenue Breakdown by Country



USA 19%
Europe 10%
Peru 12%
Chile 27%
11% Argentina
Others 21%

Financial Summary

US$ Million

As of December 31, 2010	2006	2007	2008	2009	2010
Passenger revenues	1,813.4	2,197.2	2,820.8	2,623.6	3,109.8
Cargo revenues	1,072.7	1,154.3	1,319.4	895.6	1,280.7
Other revenues	147.9	173.4	142.9	136.4	132.8
Total revenues	3,034.0	3,524.9	4,283.2	3,655.5	4,523.3
EBITDAR *1	583.1	726.1	877.4	823.3	1,063.2
EBITDA *2	425.4	567.2	947.9	739.6	964.6
Operating income	302.6	413.4	619.8	435.7	622.9
Net income	241.3	308.3	336.5	231.1	419.7
Net income per common share	0.76	0.91	0.99	0.68	1.2
Total assets	2,928.8	3,901.7	5,196.9	5,772.0	6,785.9
Total liabilities	2,302.5	2,913.6	4,428.3	4,666.0	5,485.8
Minority interest	4.3	5.2	6.8	7.1	3.2
Total shareholder's equity	626.3	988.1	768.6	1,105.9	1,300.1
Total liabilities and shareholders 'equity	2,928.8	3,901.7	5,196.9	5,772.0	6,785.9

*1 Earnings before interest, taxes, depreciation, amortization and aircraft rentals.

*2 Earnings before interest, taxes, depreciation and amortization.

Operating Statistics

As of December 31,2010	2006	2007	2008	2009	2010
System					
ATKs (millions)	6,349.8	7,023.1	7,652.2	7,811.4	8,970.1
RTKs (millions)	4,333.8	4,862.4	5,332.3	5,308.0	6,222.1
System load factor	68.3%	69.2%	69.7%	68.0%	69.4%
Break-even load factor	62.3%	61.9%	61.0%	62.1%	61.7%
Yield (based on RTKs -US¢)	66.59	68.93	77.64	66.30	70.56
Operating revenue per ATK (US¢) *3	45.45	47.72	54.11	45.05	48.95
Operating cost per ATK (US¢) *4	41.52	42.66	47.40	41.20	43.57
Average fuel price (USD/gallon)	2.09	2.29	3.12	2.12	2.32
Number of aircraft	80	83	90	96	131
Passenger					
Passengers boarded (thousands)	8,881.3	11,091.3	13,239.9	15,404.3	17,293.2
ASKs (millions)	26,400.0	31,556.1	35,176.2	38,777.1	42,355.2
RPKs (millions)	19,495.5	24,001.2	26,951.6	29,830.1	33,147.5
Passenger load factor (based on ASKs)	73.8%	76.1%	76.6%	76.9%	78.3%
Yield (based on RPKs -US¢)	9.30	9.15	10.47	8.80	9.38
Revenue per ASK (US¢)	6.87	6.96	8.02	6.77	7.34
Cargo					
Tons carried (thousands)	564.1	604.3	661.4	649.2	779.5
ATKs (millions)	3,399.1	3,632.8	4,080.3	3,835.0	4,620.2
RTKs (millions)	2,579.2	2,702.3	2,906.7	2,623.3	3,238.8
Cargo load factor (based on ATKs)	75.9%	74.4%	71.2%	68.4%	70.1%
Yield (based on RTKs -US¢)	41.59	42.72	45.39	34.14	39.54
Revenue per ATK (US¢)	31.56	31.77	32.34	23.35	27.72

*3 (Passenger and Cargo Revenues) / ATK

*4 (Operating Expenses + Net Interest Expenses - Other Revenues) / ATK

Note: 2008, 2009 and 2010 under International Financial Reporting Standards, previous years under Generally Accepted Accounting Principles in Chile.

See Glossary for definitions


BOEING 767-300
N418LA

1st Place for Service

January 2010

EKOS prizes Ecuador, airline category.

2nd Place among Best Business Class Wine Lists

February 2010

Best Business Class Cellar, Cellars in the Sky Awards

Business Traveller magazine.

Prize for Tourism Excellence

February 2010

Fernando Silva Santisteban Prize

Cajamarca Regional Chamber of Tourism (Peru)

6th Place among Latin America's Most Global Companies

April 2010

Most Global Companies in Latin America, Multilatinas Ranking

AméricaEconomía magazine

Great Modern Brand 2010

May 2010

Effie Awards 2010 (Peru)

Excellence in South America

May 2010

Airline Staff Service, World Airline Awards 2010.

Best Airline in South America

May 2010

World Airline Awards, Skytrax 2010

Best Investor Relations in Chile

May 2010

Top 100, best companies to invest, best in financial communications

Capital magazine and Santander Global Banking and Markets

1st Place among 15 Most Respected Companies

July 2010

Chile's 15 most respected companies
La Segunda newspaper and Adimark opinion research company

1st Place among Most Distinguished Companies

August 2010

Fifty most distinguished companies at national level: First Corporate Reputation Ranking (Merco).

3rd Place among Chile's Most Admired Companies

October 2010

Ten most admired companies 2010
Diario Financiero newspaper and PWC.

1st Place as Most Globalized Company

December 2010

Estrategia magazine prizes 2010

Excellence at National Level

December 2010

National prize for excellence in risk prevention
Instituto de Seguridad del Trabajo

Best Business Transaction

December 2010

Most distinguished companies in Chile 2010
Diario Financiero newspaper.

Best Company of 2010

December 2010

eCommerce AWARD LATAM

Preferred Airline

December 2010

Lima Chamber of Commerce Annual Survey of Executives.

Preferred Travel Agency (LAN Tours

December 2010

Lima Chamber of Commerce Annual Survey of Executives.



Stock Market Activity

In 2010, LAN's share price showed a gain of 68.7% while its ADR gained 84.6%. As of 31 December 2010, the Company had a market capitalization of US$10,400 million.

Share and ADR Price 2010


(US$)
35
30
25
20
15
10
(CH$)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
LAN (ADR)
LAN (Share)

The gain on LAN's shares in 2010 was 31.1 percentage points above Chile's IPSA share price index, which showed an annual increase of 37.6%.

Cumulative Share Price Performance



80%
60%
40%
20%
0%
-20%
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
IPSA
LAN (Share)

LAN Shares Quarterly Statistics (2008-2010)

	N° of shares traded	Average price (CH$)	Total amount (CH$)
2008			
First Quarter	67,047,941	6,133	412,048,972,358
Second Quarter	38,457,285	5,787	223,934,221,471
Third Quarter	46,033,129	5,777	267,286,169,635
Fourth Quarter	31,871,572	5,657	180,247,458,622
2009			
First Quarter	31,333,712	5,030	157,934,911,429
Second Quarter	32,053,214	5,942	190,474,096,845
Third Quarter	27,537,200	6,763	186,403,260,956
Fourth Quarter	27,194,815	7,701	209,561,025,666
2010			
First Quarter	78,527,652	9,321	731,977,564,550
Second Quarter	28,989,000	10,281	298,041,173,402
Third Quarter	68,123,784	14,292	973,595,650,579
Fourth Quarter	34,761,835	14,632	508,645,049,034

LAN ADRs Quarterly Statistics (2008-2010)

	N° of ADRs traded	Average price (US$)	Total amount (US$)
2008			
First Quarter	33,130,631	13.20	427,124,640
Second Quarter	42,592,394	12.35	510,086,292
Third Quarter	38,729,030	11.22	427,636,399
Fourth Quarter	31,662,709	8.90	283,420,215
2009			
First Quarter	27,389,940	8.33	228,252,094
Second Quarter	21,409,999	10.58	231,758,152
Third Quarter	19,202,497	12.32	236,966,212
Fourth Quarter	21,575,709	14.91	318,613,407
2010			
First Quarter	23,040,927	17.72	408,225,320
Second Quarter	23,101,571	18.74	432,817,173
Third Quarter	44,356,223	29.45	1,306,224,233
Fourth Quarter	21,982,883	30.70	674,964,638

Financial Policy

LAN's financial policy aims to:

1. Preserve and maintain cash levels consistent with the level of the operation;
2. Maintain medium and long-term borrowing at a reasonable level in relation to the growth of operations and taking into account the objective of minimizing financing costs;
3. Not to hold short-term debt, except for specific transactions;
4. Make appropriate investments to maximize future cash flow and permit operational efficiency;
5. Make investments with cash surpluses in accordance with the policy established by the Board of Directors;
6. Respond effectively to external conditions beyond the Company's control, thereby maintaining a stable flow of funds and protecting it from market risks such as variations in exchange rates, fuel prices and interest rates;
7. Maintain adequate lines of credit with local and overseas banks;
8. Maintain an adequate level of credit risk through permanent control of the distribution of risk by country and business segment.

Liquidity

In 2010, LAN continued its policy of maintaining a significant level of liquidity as protection against potential external shocks. For this reason, it sought alternatives to make the most effective use of these resources and, in 2010, continued to finance internally a large part of pre-delivery payments on its orders for Boeing and Airbus aircraft. At end-2010, the Company held a total of US$737 million in cash and easily convertible securities.

Investments and Financing

The vast majority of LAN's investments are in aircraft acquisition programs, which are generally financed using a combination of the Company's own resources and structured long-term financial debt. Typically, it finances between 80% and 85% through bank loans or bonds guaranteed by export credit agencies while the remainder is financed through commercial loans or out of the Company's own resources. Maturities under the different financing structures vary from 12 to 18 years but, in the vast majority of cases, are 12 years.

Boeing Program

Financing for the Boeing 767-300s envisages 13 rented aircraft (ten for passengers and three for cargo) and 26 aircraft acquired from Boeing (18 for passengers and eight for cargo). The acquisitions from Boeing were financed mostly with bank loans guaranteed by Exim Bank. In 2009, the opportunity arose to raise finance on the capital market through the placement of bonds guaranteed by Exim Bank and this structure was used to finance the acquisition of the three Boeing 767-300s delivered between November 2009 and February 2010. The Exim Bank guarantee gave LAN access to advantageous interest rates both for the loans and on the capital market.

As of December 2010, LAN had pending orders for six Boeing 767-300s, which will be delivered in 2011 and 2012, and for 32 B787s (26 purchase orders and six rentals) and an order for the purchase of two B777 cargo aircraft for delivery in 2012.

Airbus A320 Family and Airbus A340 Programs

Between 2000 and 31 December 2010, LAN received a total of five A340s, 26 A320s, 20 A319s and 15 A318s. Out of these aircraft, four A340s, eight A320s and five A319s were financed through operational leasing contracts with a purchasing option in the tenth year while two A320s and one A340 were obtained as pure rentals and the remainder (16 A320s, 15 A319s and 15 A318s) have been financed with bank loans that include guarantees from European export credit agencies (ECAs).

As of 31 December 2010, LAN had pending orders for 87 aircraft of the A320 family (59 A320s, 18 A319s and ten A321s) for delivery between 2011 and 2016. The Company's strategic plan envisages the sale of the 15 A318s between 2011 and 2013.

Hedging against Financial Risks

The main financial risks to which an airline is exposed are: (i) exchange-rate risk, (ii) interest-rate risk, and (iii) fuel prices.

In the case of exchange-rate risk, the nature of LAN's operations and the growth of its operations in diverse geographic areas, together with the appreciation of the Chilean peso, mean that the Company has limited exposure to the Chilean peso and other regional currencies (Argentine peso, Peruvian sol and Brazilian real). Approximately 85% of its revenues and 60% of its costs are dollar-denominated.

For interest-rate risk, LAN has used interest-rate swaps and calls to reduce its exposure to the risk of significant increases in interest rates. As of December 2010, it was hedged against 94% of its outstanding exposure as well as part of the exposure associated to the borrowing that will finance the Boeing and Airbus aircraft to be delivered in 2011 and 2012.

In order to reduce its exposure to the risk of increases in fuel prices, LAN uses mechanisms to pass on the cost in both its passenger and cargo businesses as well as derivates such as swaps, call options and collars. In 2010, it hedged approximately 26% of its 2011 fuel needs with a mix of these instruments. It minimizes counterparty credit risk by acquiring these instruments only from financial institutions with high credit ratings.

Risk Factors

Risks Related to our Operations and the Airline Industry

Our performance is heavily dependent on economic conditions in the countries in which we do business and negative economic conditions in those countries could have an adverse impact on our business. The success of our business depends upon key regulatory issues and these issues may adversely affect our business and results of operations. We depend on strategic alliances or commercial relationships in many of the countries in which we operate and our business may suffer if any of our strategic alliances or commercial relationships terminates. Our business and results of operation may suffer if we fail to obtain and maintain routes, suitable airport access, slots and other operating permits.

A failure to successfully implement our growth strategy would harm our business and the market value of the ADRs and our common shares.

Our business may be adversely affected by a downturn in the airline industry caused by exogenous events that affect travel behavior or increase costs, such as outbreak of disease, war or terrorist attacks. A significant portion of our cargo revenues comes from relatively few product types and may be impacted by events affecting their production or trade.

Our operations are subject to fluctuations in the supply and cost of jet fuel, which could negatively impact our business. We rely on maintaining a high daily aircraft utilization rate to increase our revenues, which makes us especially vulnerable to delays. We fly and depend upon Airbus and Boeing aircraft, and our business is at risk if we do not receive timely deliveries of aircraft, if aircraft from these companies becomes unavailable or if the public negatively perceives our aircraft.

We are often affected by certain factors beyond our control, including weather conditions, which can affect our operations. Losses and liabilities in the event of an accident involving one or more of our aircraft could materially affect our business.

High levels of competition in the airline industry may adversely affect our level of operations. Some of our competitors may receive external support which could negatively impact our competitive position. If we are unable to incorporate leased aircraft into our fleet at acceptable rates and terms in the future, our business could be adversely affected. We are incorporating various new technologies and equipment and their phase-in may have a negative impact on our service and operating standards.

Our business may be adversely affected if we are unable to meet our significant future financing requirements. Our business may be adversely affected by our high degree of debt and aircraft lease obligations compared to our equity capital. Increases in insurance costs and/or significant reductions in coverage could harm our financial condition and results of operations.

Problems with air traffic control systems

or other technical failures could interrupt our operations and have a material adverse effect on our business.

Our financial success depends on the availability and performance of key personnel, who are not subject to non-competition restrictions. Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees. Pressure by employees could cause operating disruptions and negatively impact our business. Increases in our labor costs, which constitute a substantial portion of our total operating costs, could directly impact our earnings. We may experience difficulty finding, training and retaining employees.

Failure to comply with applicable environmental regulations could adversely affect our business and reputation.

Risks Related to Chile and Other Emerging Market Countries

Developments in Latin American countries and other emerging market countries may adversely affect the Chilean economy, negatively impact our business and results of operations and cause the market price of our common shares and ADRs to decrease. Fluctuations in the value of the Chilean peso and other currencies in the countries in which we operate may adversely affect our revenues and profitability. We are not required to disclose as much information to investors as a U.S. issuer is required to disclose and, as a result, you may receive less information about us than you would receive from a comparable U.S. company.

Risks Related to our Common Shares and ADRs

Our controlling shareholders may have interests that differ from those of our other shareholders. Trading of our ADRs and common shares in the securities markets is limited and could experience further illiquidity and price volatility. Holders of ADRs may be adversely affected by currency devaluations and foreign exchange fluctuations. Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in our shares. Our ADR holders may not be able to exercise preemptive rights in certain circumstances.



Material Facts

The following material events were reported to the Securities and Insurance Commission and to Stock Exchanges from January 1 to December 31, 2010:

1 On January 26, 2010, by virtue of the provisions in Articles 9 and 10 of Law No. 18,045 on Securities Market, and the provisions in General Rule No. 30 from the Securities and Insurance Commission, the following was reported as a financial matter for LAN Airlines S.A.:

"Pursuant to the regulation of the Securities and Insurance Commission, from the first quarter of 2009, LAN Airlines S.A. reports its results under the IFRS. Pursuant to the foregoing, on this date, notwithstanding the forwarding of the corresponding FECU within the pertinent deadline, the Audit Committee and Board of Directors of LAN Airlines S.A. have approved publication, as a material event, of the financial information enclosed herewith. This information corresponds to summary financial information on the income statement and consolidated balance sheet of the company and also includes a qualitative explanation of the operating performance for the year and for the fourth quarter ending December 31, 2009.

Please note that LAN Airlines S.A. will provide this financial information to its shareholders, investors and the market in general for the purpose of (i) providing them truthful, sufficient and timely information in advance of the delivery of the respective FECU within the applicable deadlines; (ii) complying with the deadline for delivery of financial information to the market, investors and analysts, as has been the practice of LAN Airlines S.A. in recent years; and (iii) keeping our shareholders, investors and the market in general adequately informed through the delivery of financial information

on LAN Airlines S.A. according to IFRS.

Finally, this financial information does not supersede or modify the corresponding FECU according to IFRS, which will be delivered for the year 2009 within the deadlines stipulated in the rules of the Securities and Insurance Commission."

2 On March 3, 2010, by virtue of the provisions in Articles 9 and 10 of Law No. 18,045 on Securities Market, and the provisions of Circular Letter No. 574 of 2010 from the Securities and Insurance Commission, the following was reported on occasion of the earthquake affecting central and south areas of the country on February 27, 2010:

2.1 Situation of Operations

2.1.1 Abroad.

The operations of LAN Airlines and its subsidiaries abroad, including LAN CARGO, LAN Peru, LAN Ecuador and LAN Argentina, both passenger and cargo, are absolutely normal, excepting flights from and to Santiago, Chile.

2.1.2 Chile

2.1.2.1 Passengers

As it is of public knowledge, facilities in the Santiago airport were damaged as a result of the earthquake. As there is no alternative airport in the Metropolitan Region for our local and international operations, a situation that affects all airlines operating in the country, the passenger traffic operation was suspended until March 1, 2010. To that date, only the seventeen (17) international LAN flights with destination to Santiago arrived in this airport. They had been deviated to other airports abroad due to the earthquake.

After big efforts and coordination between the different authorities and entities involved in the Santiago airport operation, yesterday an emergency airport was installed which allowed us to resume operations. Thus, today LAN expects to operate approximately 45% of its normal operations for purposes of local and international passenger transportation. Additionally, the local airport will begin international operations today, which means an increase in passenger transportation. Pursuant to the foregoing, at March

expected to operate in Chile at approximately 60% as compared to normal operations.

Itinerariesoflocalandinternational flights are being informed in different means, specially our web site (www.lan.com), call centers (600 526 2000) and sale offices. Such itineraries will increase slowly until recovering normal operations. The Company cannot estimate when the Santiago operations will be normal, as such fact depends on the Santiago airport capacity to return to normal operations.

2.1.2.2 Cargo Transportation

LAN Cargo's operations in cargo transportation were not substantially affected by the earthquake and Lan Cargo is currently in full capacity to offer its services. Cargo transportation activities are operating normally in view of the (i) re-start of operations, even though with a limited passenger capacity, (ii) resumption yesterday of the customs and agriculture services for cargo and merchandise and (iii) flexibility in using the cargo fleet, including redesign of itineraries to compensate for the reduction of passenger fleet operations to and from Chile.

2.2 Impairment of Facilities, Plants and other Goods

The Company suffered damages in certain buildings, such as the old sector of the Maintenance Base and the Corporate Building located in front of the south side of the Santiago airport. The earthquake also caused minor damages in five (5) aircrafts and in some spare parts and equipment, which are being repaired. None of these damages has a significant or relevant effect on the Company's operations.

2.3 Insurance

All LAN's facilities, buildings, equipmentandaircraftaredulyinsured against damage risk, including fire and earthquake coverage. The sum of deductibles for the affected goods amounted to US$3,000,000 (three million U.S. dollar) approximately."

3 On March 10, 2010, by virtue of the provisions in Articles 9 and 10 of Law No. 18,045 on Securities Market, and the General Rule No. 30, the following was disclosed regarding the LAN Airlines S.A. ownership:

"We have been informed that on this date, Costa Verde Aeronautica S.A. ("CVA") has acquired 29,000,000 shares from Axxion S.A. and Inversiones Santa Cecilia S.A. in LAN Airlines S.A., representing approximately 8.56% of the Company'sshares(the "Transaction").

This transaction was executed according to the Shareholders Agreement of LAN entered into on December 14, 2000 and its Supplement on July 5, 2004, signed between Axxion S.A., Inversiones Santa Cecilia S.A. and CVA. Additionally, we have become aware that the Joint Operation Agreement signed on July 5, 2004 was terminated by the same parties.

Pursuant to the foregoing, CVA has become the owner of 107,575,407 shares in LAN Airlines S.A., representing approximately 31.75% of the subscribed capital, thereby becoming the controller of this company according to the provisions in articles 97 and 99 of the Market Securities Law. This meant a big change in the Company's ownership and has been reported as a material event.

Additionally, Inversiones Mineras del Cantabrico S.A., a related company of CVA, is the owner of 7,824,095 shares of LAN Airlines S.A., representing approximately 2.31% of the subscribed capital.

Finally, all of the foregoing has been recorded as material events of Costa Verde Aeronáutica S.A. on February 22 and March 9, 2010."

4 As provided in Articles 9 and 10 of Law 18,045 on the Securities Market and the General Rule No. 30, on March 11, 2010, the following was reported in relation to the of LAN Airlines S.A. Regular Shareholders Meeting:

"At the Special Board Meeting held on March 11, 2010, the Board of LAN Airlines S.A. (hereinafter "the Company") agreed to convene a Regular Shareholders Meeting to be held on April 29, 2010, at 11:00 a.m. in order to decide on the following matters:

4.1 Approval of the Annual Report, General Balance Sheet and Financial Statements of the Company corresponding to the fiscal year ending December 31, 2009;

4.2 Approval of the distribution of a final dividend on account of profits from the 2009 fiscal year, imputing toward such amount the interim dividends of US$0.10219 per share, paid in August 2009, and US$0.20662 per share, paid in January 2010;

4.3 Election of the Company's Board of Directors;

4.4 The compensation of the Company's Board for the fiscal year ending December 31, 2010;

4.5 The compensation of the Board Committee and calculation of the budget for the fiscal year ending December 31, 2010;

4.6 Appointment of External Auditors, of Risk Rating Agencies; a report on matters within the purview of Title XVI of Companies Law No. 18,046;

4.7 Information on processing, printing and information dispatch costs as indicated in Circular No. 1,816 of the Securities and Insurance Commission;

4.8 Designation of the newspaper in which the Company's information will be published; and

4.9 Other matters of corporate interest inherent to the Regular Shareholders Meeting."

5 On April 29, 2010, Pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule No. 30 of 1989 of the Securities and Insurance Commission, the following was disclosed in relation to the Regular Shareholders Meeting of LAN Airlines S.A. held on April 29, 2010:

"The shareholders in LAN elected the members of a Board of Directors of LAN. Such members will hold office for two years.

The following individuals were elected directors at that meeting:

1 Juan Cueto Sierra
2 Juan José Cueto Plaza;
3 José Cox Donoso;
4 Dario Calderón González
5 Carlos Heller Solari;
6 Ramón Eblen Kadis;
7 Jorge Alberto Awad Mehech;
8 Bernardo Fontain Talavera; and
9 Juan Gerardo Jofré Miranda.

The directors indicated in numbers 6, 7, 8 and 9 were elected in the condition of independent directors pursuant to article 50-bis of Company's Laws 18,046.

6 On April 29, 2010, pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule No. 30 of 1989 of the Securities and Insurance Commission, the following was disclosed in relation to the Regular Shareholders Meeting of LAN Airlines S.A. held on April 29, 2010:

"The shareholders of LAN approved payment of a final dividend proposed by the Board at its Meeting held April 27th amounting to 49.99932% of the 2009 fiscal year profits, equal to US$115,561,579.33.

This dividend will be allocated to the two interim dividends 38 and 39 reported and paid previously by LAN which combined are equal to US$104,622,020.61. Consequently, the amount effectively payable was US$10,939,558.72."

7 On May 10, 2010, in relation to Ordinary Official Letter 7007 of May 7, 2010, the following was reported:

On May 6, 2010, LAN Airlines S.A. (hereinafter "LAN") reported to the press and the market in general the transaction queried in such official letter by an official press release of LAN that was amply distributed and also published in the investor section on the Company's website (www.lan.com), all within the purview of the Manual on Handling Information of Interest to the market that was approved in due course by the Company's Board of Directors and can be found on the website of the Securities and Insurance Commission. The press release issued by LAN on May 6, 2010 was attached.

Nonetheless, LAN reiterated that it had signed a technical assistance and service agreement with AEROASIS S.A., a Colombian airline, to undertake all measures and fulfill the conditions necessary to obtain an operations permit from the Special Civil Aviation Administrative Unit of the Republic of Colombia (hereinafter Aerocivil) in the period expiring February 2011. These activities include hiring personnel, preparing all technical material and choosing and purchasing equipment, according to laws and regulations governing the matter in such country. LAN issued such press release and the same date when official notice was given to Aerocivil of the commencement of such Aviation Certification Process by Aeroasis with the Technical Support of LAN.

In fact, Aeroasis S.A. is a Colombian company that only holds traffic rights to operate domestic

passenger air transportation in Colombia but it has not obtained the necessary operating permits from the Civil Aviation of Colombia to exploit those traffic rights and thus far it has no employees, aircraft or equipment, among other requirements, required to obtain those permits. So, Aeroasis S.A. has resorted to the technical assistance and services of LAN to conduct the activities and perform the tasks necessary to fulfill the conditions required to obtain those permits. Moreover, as long as the processing of such operating permit is pending with Aerocivil, the shareholders in Aeroasis S.A. cannot sell or assign their shares or amend certain matters in the by-laws of the Company, among other restrictions.

Therefore, LAN has a firm interest in making Aeroasis S.A. a member of the LAN Group of Companies after it obtains such operating permit. Should that occur, at LAN's option, joint venture and integration agreements can be materialized which by nature, must be submitted previously to the consideration of the competent authorities in the Republic of Colombia, as relevant."

8 On July 20, 2010, pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30 of 1989 of the Securities and Insurance Commission, the following was reported:

"LAN Airlines S.A. ("LAN") disclosed that it had made an agreement with Airbus S.A.S. for the acquisition of 50 Airbus A320 aircraft that will gradually be added to LAN's operations from 2012 to 2016. These aircrafts include Airbus models A319 and A320 and for the first time A321 with a capacity to carry around 210 passengers. The aircraft are appraised at approximately US$4.15 billion according to their list price.

LAN also disclosed that it had made an agreement with CFM International, Inc. to purchase CFM 56-5B turbines to install on the Airbus A320 family aircraft that will be added to the fleet starting in 2011.

The purchase of these aircraft is part of the long-term fleet strategic plan. This plan also involves the sale of 15 Airbus A318 aircraft from 2011 to 2013.

These agreements are subject to negotiation, execution and delivery of the final contracts that will include the terms and conditions applicable to the transactions described in the disclosure, which are expected to be concluded in the coming months."

9 On July 27, 2010, pursuant to the stipulations of Article 9 and 10 of Law 18,045 on the Securities Market, and the provisions of General Rule No. 30 of the Securities and Insurance Commission, the following was reported:

"LAN Airlines S.A. ("LAN") in its Board Meeting held on July 27, 2010, approved the distribution of interim dividends on account of fiscal year 2010 profits, in the amount of US$74,466,241.8."

10 On August 13, 2010, pursuant to the stipulations of Articles 9 and 10 of Law 18,045 on the Securities Market, and the provisions of General Rule No. 30 of the Securities and Insurance Commission, the Company, duly authorized by the Board of LAN Airlines S.A. ("LAN"), Securities Registry No. 306 reported the following:

"Today LAN, Costa Verde Aeronautica S.A. e Inversiones Mineras del Cantabrico S.A. (the "LAN Controllers"), TAM S.A. ("TAM") and TAM Empreendimentos e Participacoes S.A. (the "TAM Controllers") have entered into a non-binding memorandum of understanding (the "MOU") whose fundamental features are summarized herein below.

10.1 In accordance with the MOU, LAN and TAM have agreed to combine their companies so as to incorporate TAM into a common Holding which will include LAN's existing operations at the date, and TAM's shareholders will become shareholders in LAN.

LAN will then be designated as LATAM Airlines Group S.A. and will include the operations of LAN Airlines and its subsidiaries in Peru, Argentina and Ecuador, LAN Cargo and its subsidiaries, TAM Lineas Aereas, TAM Mercosur and other LAN and TAM companies.

10.2 The exchange rate between LAN and TAM shares has been agreed at 0.9 LAN shares per each TAM share.

10.3 This combination of companies will be carried out by means of a series of corporate transactions that include the offer of a share swap (the "Share Swap Offer") in order for current TAM shareholders to become LAN shareholders (to be known as LATAM Airlines Group

S.A., as indicated). In turn, LATAM Airlines Group S.A. will be the holder of substantially all economic rights in TAM (currently represented by its non-voting shares), whether directly or through a closed corporation established in Chile. TAM Controllers will be the holders of 80% of the common shares with voting rights in TAM, thereby maintaining control in compliance with Brazilian regulations, and LAN will be the holder of the remaining 20% of common shares with voting rights in TAM.

Finally, a Shareholders Agreement will be entered into between LATAM Airlines Group S.A. and TAM Controllers, which will establish TAM's corporate governance and the coordinated alignment of their operations.

It is foreseen that TAM will be delisted from Bovespa in Brazil, and its ADRs will be delisted from the New York Stock Exchange (the "NYSE"). LATAM Airlines Group S.A. shares will continue to be traded in the Chilean Stock Exchanges and as ADRs in the NYSE. Likewise, LATAM Airlines S.A. shares will be traded in Bovespa in Brazil as BDRs.

10.4 Pursuant to the Shareholders Agreements, whose final terms and conditions have yet to be agreed by the parties, LAN Controllers will grant TAM Controllers the right of representation in LATAM Airlines Group S.A.'s Board with the same number of Directors as are held by LAN Controllers. The latter will obligate themselves to use those votes that their shareholder participation in LATAM Airlines Group S.A. grants them to support the designation of that director which TAM's Controllers are unable to designate themselves. Under this scenario, LAN's Controllers and TAM's Controllers will obligate themselves to act by mutual agreement, and in such cases where there is no such agreement, LATAM Airlines Group S.A. Board will resolve.

Both parties will act by mutual agreement in Shareholder Meetings, and when there is no such agreement and the Board has a position, then such Board position will be accepted and prevail. In such cases where the Board does not have a position, the LAN Controller's position will prevail after good faith efforts by LAN Controllers and TAM Controllers to agree on a common position. This is subject, however, and in compensation thereof, to certain rights in favor of TAM Controllers. The Shareholders Agreement will also regulate share transfers.

10.5 The MOU is subject to the parties reaching agreement on the final documentation, the execution of reciprocal due diligence processes, and the obtention of the corporate, regulatory and other approvals as may apply. The parties have likewise obligated themselves to negotiate the final agreements in good faith with the intent of completing this process and signing the agreement within 60 days as of this date.

The transaction will be subject to the usual conditions for this type of operation, among which we may indicate that the Share Swap Offer be accepted by 95% of TAM shares and that the necessary approvals be obtained pursuant to the laws and regulations applicable in Chile and Brazil.

10.6 The airline group member companies will continue to operate under the trade names and respective operation certificates. These companies will work jointly to build an international cargo and passenger transport network in the Region. LAN and TAM have operated on a codeshare basis during the last three years and have cooperated in airplane maintenance and acquisitions. This transaction takes this cooperation to the next level, with a full alignment of the economic interest of both companies and their shareholders.

Mr. Mauricio Rolin Amaro will be LATAM Airlines Group S.A. Chairman of the Board and Enrique Cueto Plaza, currently LAN Executive Vice President, will be LATAM Airlines Group S.A.'s CEO/Executive Vice President. The airlines will maintain their current management structures. Mrs. Maria Claudia Amaro will be TAM's Chairman of the Board, Mr. Marco Bologna will remain as TAM's CEO and Mr. Libano Barroso will remain as CEO of TAM Lineas Aereas S.A., and Mr. Ignacio Cueto Plaza will be LAN's General Manager. Each member company will maintain their current head office and corporate governance structure."

11 On October 27, 2010, pursuant to the stipulations of Articles 9 and 10 of Law 18,045 on the Securities Market, and the provisions of General Rule No. 30 of 1989 of the Securities and Insurance Commission, and duly authorized by the Board of LAN Airlines S.A. ("LAN"), Securities Registry No. 306, the following was disclosed:

"That LAN has on this date entered into a promise to purchase agreement for 98.942% of the outstanding shares of Aerolínea Colombiana Ae-

rovías de Integración Regional, AIRES S.A. ("AIRES"). The final purchase is subject to the conclusion of the due diligence process and to compliance with the corresponding regulatory requirements and authorizations, as well as to the eventual incorporation of Colombian partners and capital.

The price of this transaction is US$32.5 million, to be adjusted in terms of the variation that may affect the company's actual net debt at the transaction closing date, compared to a base value determined on the basis of the financial statements at August 31, 2010.

The estimated time-period for completion of the due diligence process and execution of the purchase agreement is expected to range from 30 to 60 days as of the execution of the promise to purchase agreement.

AIRES is a Colombian airline that was established in 1980 and is currently the second largest domestic Colombian operator, with a 22% market share. AIRES offers regular service to 27 domestic destinations in Colombia, as well as to 3 international destinations. The Company's fleet is comprised of 9 B737-700s, 11 Q200 and 4 Q400.

Once the purchase agreement is executed, AIRES will become a LAN Airlines subsidiary and each company will comply with the regulations governing ownership and foreign control in each country in which they operate. AIRES will form part of the new group of Latin American airlines LATAM Airlines Group S.A. if the proposed business combination between LAN and the Brazilian airline TAM takes place.

The subscription of this promise to purchase agreement has no effect on the technical consulting services process that LAN Airlines has subscribed with the Colombian company AEROASIS S.A. in order to carry out all the proceedings and to comply with all the necessary conditions to obtain the operating permit granted by Colombia's Civil Aeronautics' Special Administrative Unit."

12 On November 9, 2010, pursuant to the stipulations of Articles 9 and 10 of Law 18,045 on the Securities Market, and the provisions of General Rule No. 30 of 1989 of the Securities and Insurance Commission, and duly authorized by the Board of LAN Air-

lines S.A. ("LAN"), Securities Registry No. 306, the following was disclosed:

The Company reported as a material event dated December 27, 2007 that the General Office of Competition of the European Commission had notified LAN Airlines S.A. and its subsidiary LAN Cargo S.A. that a process was begun against several international airlines because of eventual infringements of fair competition on the air cargo market within the global investigation begun in 2006 due to eventual infringement of free competition in the air cargo market. This investigation was conducted jointly by the authorities from Europe and the US.

On this date, the General Office of Competition of the European Commission reported that it issued its ruling (the "Ruling") on this case, pursuant to which it imposed fines for a total of €799,445,000 (seven hundred ninety-nine million four hundred forty-five thousand Euros) due to infringements to the regulations of the European Union on fair competition against eleven (11) airlines, among others, LAN Airlines S.A. and LAN Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, SAS and Singapore Airlines.

Moreover, LAN Airlines S.A. and LAN Cargo S.A., jointly, have been imposed a fine totaling €8,220,000 (eight million two hundred and twenty thousand Euros, equal at this date to US$11,460,000) due to such infringement. This amount had been provisioned in the LAN financial statements. This fine was that the lowest of those applied pursuant to the Ruling and includes a significant reduction given LAN's cooperation during the investigation.

This administrative Ruling may be appealed before the First Instance Court sitting in Luxembourg, whose ruling, in turn, is susceptible to the filing of remedies before the Court of Justice of the European Union. LAN Airlines S.A. and LAN Cargo S.A. will file the pertinent remedy of appeal before such Court within the legal terms.

13 On November 26, 2010, pursuant to Articles 9 and 10 of Securities Market Law 18,045 and General Rule No. 30 of the Securities and Insurance Commission, under due authorization by the Board of LAN Airlines S.A. ("LAN"), Securities Registry No. 306, the following was disclosed:

"That LAN Pax Group S.A., a subsidiary of LAN Airlines S.A., has, on this date, purchased 100% of the

shares in Akemi Holdings S.A. and Saipan Holdings S.A., Panamanian companies, which are indirect owners of 98.942% of the outstanding shares of Aerovias de Integracion Regional AIRES S.A. ("AIRES"), a Colombian airline. The purchase price was US$12,000,000 (twelve million dollars of the United States of America). This transaction will also mean that LAN Pax Group S.A. will assume net liabilities of approximately US$100 million. US$18 million of that amount correspond to bank debt.

AIRES is a Colombian airline that was founded in 1980 and is currently the second largest domestic Colombian operator with a 22% market share. AIRES offers regular service to 27 domestic destinations in Colombia, as well as to 3 international destinations. At September 2010, AIRES had operating revenues of US$190.9 million. The Company's fleet is comprised of 9 B737-700s, 11 Q200 and 4 Q400."

14 On December 23, 2010, pursuant to Articles 9 and 10 of Securities Market Law 18,045 and General Rule No. 30 of the Securities and Insurance Commission of 1989, the following was reported in relation to the Regular Shareholders Meeting of LAN Airlines S.A. held today, December 23, 2010:

"The Board approved payment of an interim dividend on account of 2010 fiscal year profits. This interim dividend totals US$125,000,293.78, equal to US$36,896 per share, and will be paid starting January 13, 2011. All shareholders who are shareholders on the fifth business day prior to that date will be entitled to this dividend."

Suppliers, securities and others

Suppliers

In 2010, as in previous years, LAN's main suppliers were aircraft manufacturers Airbus and Boeing. Its other suppliers consist mainly of companies that produce aircraft accessories, parts and components and include Pratt & Whitney, IAE International Aero Engines AG, Rolls-Royce plc and General Electric Commercial Aviation Services Ltd. (engines); SICMA (seats); Air France and Lufthansa Technik (MRO components); Thales (onboard entertainment); Goodrich (reversers); and, Messier Bugatti and Goodrich (brakes). In addition, LAN has a number of fuel suppliers including Repsol YPF, Copec, Shell, Terpel, Chevron and Exxon.

Insurance

Taking into account all those areas of its operations which involve potential risks, LAN carries insurance that can be divided into three main categories:

Aviation, Hull and Liability Insurance

This type of insurance covers all the risks intrinsic to commercial aviation, including aircraft, engines, spare parts and third-party liability for passengers, cargo, baggage, merchandise and airports, etc. These policies are taken out jointly by LAN Airlines and its subsidiaries and reinsured on the London market. Since 2006, the Company has also had an agreement with British Airways, Aer Lingus and other companies for the joint negotiation of the terms of hull and liability insurance, which helps in obtaining lower premiums and better coverage.

General Insurance

Insurance of this type provides coverage against all those risks that could affect the Company's assets, particularly its physical goods and financial assets. These are protected through multi-risk policies (including fire, theft, computer equipment, transport of securities, window breakage and other all-risk coverage) as well as traditional coverage of motor vehicles, air and sea transport, corporate civil liability, etc.

Life and Accident Insurance

These policies cover all the Company's employees, including management, general personnel and flight crews.

Trademarks and Patents

LAN Airlines and its subsidiaries use a number of trademarks. These are duly registered with the corresponding bodies in the different countries in which they operate, or are the origin or destination of their operations, in order to be able to differentiate and market their products and services in these countries.



LAN's solid value proposition has allowed it to advance in consolidating its leadership in the international transport of passengers in the different markets in which it operates, successfully positioning itself against competition.

LAN, a company at the service of its customers

LAN's passenger services cover three main market segments: long-haul flights to North America, Europe and the South Pacific, regional routes within South America, and domestic services in Chile, Peru, Ecuador, Argentina and, since November 2010, domestic and international operations in Colombia. The Company serves these markets through the joint operations of LAN Airlines and its subsidiaries, LAN Peru, LAN Ecuador and LAN Argentina, which all share the same philosophy and common values.

Through its network of coverage, LAN serves 76 destinations around the world directly as well as a further 93 international destinations through strategic alliances and code-sharing agreements with different airlines.

The sustained development of its network of destinations has been one of LAN's paramount objectives as part of its commitment to providing its customers with the most complete connectivity. In 2010, it launched services on the Lima-San Francisco route, with four flights a week. This is the only direct flight connecting San Francisco with South America and is the fourth destination served by LAN in the United States, along with New York, Los Angeles and Miami. Similarly, it began to fly to the Galapagos Islands and Brasilia while also continuing to advance with its project to create a comprehensive tourist circuit taking in Latin America's main attractions as part of which it announced the start of flights on two new routes - Lima-Easter Island and Lima-Foz do Iguaçu in Brazil - as from January 2011.

In 2010, LAN celebrated its tenth anniversary as a member of the oneworld alliance which brings together the world's best and most prestigious airlines such as American Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, Malév Hungarian Airlines, Mexicana, Qantas, Royal Jordanian and, as from 2010, S7 Airlines as well a select group of some

Passengers


Million
of Passengers
17.3
Million Passengers
18,000
14,875
11,750
8,625
5,500
7.96
8.9
11.0
13.2
15.4
17.3
2005
2006
2007
2008
2009
2010

Traffic


million of
RPK
33,147
RPK(million)
40,000
33,125
26,250
19,375
12,500
17,490
19,495
24,001
26,951
29,830
33,147
2005
2006
2007
2008
2009
2010

20 affiliates that include LAN Argentina, LAN Peru and LAN Ecuador. In this way, LAN offers its customers the alliance's wide range of benefits, including access to a global network comprising over 750 destinations in almost 150 countries and easy connections in their journeys around the world.

In 2010, LAN also launched a new code-sharing agreement with Cathay Pacific for operations between Santiago and Hong Kong through connections in Los Angeles, New York and Auckland as well as a code-sharing agreement between Cathay Pacific and LAN Peru which came into effect in December. In addition, it signed a bilateral agreement with Jetstar Airways, a subsidiary of Australia's Qantas, which gives LAN passengers access to the greater connectivity offered by Qantas within Australia and New Zealand as well as on international routes in Oceania and Southeast Asia.

LAN's solid value proposition has allowed it to advance in consolidating its leadership in the international transport of passengers in the different markets in which it operates, successfully positioning itself against the competition it faces on the majority of its routes. On services to North America, its main competitors are American Airlines and Delta while, on

Capacity


Million of ASK 42,355
50,000
41,250
32,500
23,750
15,000
ASK (million)
23,687
24,400
31,556
35,176
38,777
42,355
2005 2006 2007 2008 2009 2010

routes to Europe, it competes with Iberia and Air France-KLM and, in the regional market, with TACA, Avianca, TAM and GOL.

In the domestic markets in which LAN operates, it is the leading airline in Chile and Peru as well as the leading international operator in Ecuador and one of the main airlines in Argentina.

In 2010, LAN reported a record performance in its passenger business, with the number of people it carried rising by 12.2% to 17.3 million. Out of this total, close to 11 million corresponded to domestic routes and 6.3 million to international flights. The Company's consolidated traffic increased by 11.1% and its capacity by 9.2%. As a result, the load factor rose by 1.3 percentage points on the previous year to 78.3%. Consolidated passenger revenues reached US$3,109 million, up by 18.5% on 2009, and accounted for 69% of the Company's total revenues.

Load Factor


78.3%
0.790
0.773
0.755
0.738
0.720
73.8%
73.8%
76.1%
76.6%
76.9%
78.3%
2005 2006 2007 2008 2009 2010

Passengers Yield


US$ cents 9.4
15.0
12.5
10.0
7.5
5.0
US$ cents
8.4
9.3
9.2
10.5
8.8
9.4
2005 2006 2007 2008 2009 2010

Revenue per ASK


US$ cents 7.3
10.00
8.75
7.50
6.25
5.00
US$ cents
6.2
6.9
7.0
8.0
6.9
7.3
2005 2006 2007 2008 2009 2010



As of December 2010, the program has 4.3 million members across Chile, Argentina, Peru, Ecuador and other countries

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty of its passengers. Members of this program can earn LANPASS Kilometers each time they fly with LAN or any of the other airlines that are members or affiliates of the oneworld alliance as well as each time they use the services of any of the partners, such as banks and shops, that form part of the LANPASS network.

As of December 2010, the program has 4.3 million members across Chile, Argentina, Peru, Ecuador and other countries. In 2010, 850,000 people joined the program, representing an increase of 25%.

In August 2009, LANPASS launched its Canje Flexible (Flexible Redemption) system under which LANPASS holders have access to a larger number of seats and, depending on the number of kilometers they are willing to redeem, can flexibly choose the date at which they wish to fly in any season of the year. This new system met with an excellent response from clients in 2010, with the number of redemptions rising by 32% on 2009

Members Distribution


Other
16%
Chile
37%
Ecuador
7%
Peru
19%
Argentina
22%

LAN PASS Members


Million of Affiliates
4.3
(Million of Affiliates)
5
4
3
2
1
1.6
2.2
2.8
3.5
4.3
2006
2007
2008
2009
2010

and a significant increase in indicators of satisfaction with both the program and the redemption of kilometers.

In 2010, LANPASS also went on to introduce the option of exchanging kilometers for products from a virtual catalogue, further increasing the alternatives available.

In terms of the options for accumulating kilometers, the Company also continued to strengthen the LANPASS program through ever more powerful alliances. In Chile, it renewed its contract with Banco Santander and, in Argentina, launched the BBVA Banco Francés-LANPASS co-branding initiative. In addition, it formed new commercial alliances in Chile in different sectors (real estate companies, pharmacies, clinics and car dealerships), resulting in ever more frequent use of the program.



LAN is Chile's leading airline, accounting for 78% of domestic passenger traffic and, in 2010, carried 4.6 million people, up by 14.4% on the previous year.

LAN is Chile's leading airline, accounting for 78% of domestic passenger traffic and, in 2010, carried 4.6 million people, up by 14.4% on the previous year. The Company serves 15 domestic destinations, covering the most important cities along the country's length as well as the Santiago-Easter Island route. In the Chilean market, its competitors are Sky Airline and PAL Airlines.

In 2010, LAN was significantly affected by the earthquake, with a magnitude of 8.8 on the Richter scale, that hit central-southern Chile on February 27. One of the ten largest earthquakes in the history of humanity, it had an important impact on Santiago's Arturo Merino Benítez International Airport which was forced to close for three days. In the face of this emergency, a field terminal was installed and LAN adjusted all its operations to these new conditions. Ten days after the earthquake, the Company had, however, re-established connectivity throughout Chile, operating relatively normal services to all its destinations, even while installations at the Santiago airport remained provisional.

In the months following the earthquake, LAN reduced its services and, thanks to the flexibility afforded by its business model, was able to adapt its frequencies. This allowed it to successfully offset the negative impact that the situation had on its domestic operations. Despite these difficulties, the growth of air travel in Chile in 2010 was the highest in three years, underlining the health of the industry in this country. LAN's domestic passenger traffic in Chile, measured in RPKs, rose by 13.2% while its capacity, measured in ASKs, increased by 10.4%. As a result, the load factor of its domestic passenger operations in Chile rose by 2.0 percentage points to an historic record of 80.5%.

The low-cost model implemented by LAN in April 2007 in accordance with its commitment to making air travel

ever more accessible for Chileans has played a key role in growth of demand on domestic routes. In 2010, thanks to this model, some 800,000 people flew for the first time with LAN within Chile, due - in part - to a series of advertising campaigns implemented during the year. This business model is based on the use of a modern fleet of aircraft of the Airbus A320 short-haul family that permit a more efficient operation due to their greater utilization capacity and lower fuel consumption. This has, in turn, been reflected in the offer of more direct flights and a greater choice of frequencies during the day and night as well as more attractive fares.

On its international services from and to Chile, LAN carried 3.2 million passengers in 2010, representing an increase of 7.8% on 2009 and a market share of 62%. From Santiago, LAN covers a network of regional destinations within South America and operates long-haul international flights to North America, Europe and Oceania.

Domestic Market Share


Others
22%
78%
LAN

International Market Share


Others
38%
62%
LAN



2010 was a year of growth for the domestic operations of LAN Peru, which was reflected in a 12.8% increase in passenger traffic and a 8.9% increase in capacity.

Since the start of its operations in 1999, LAN Peru has gradually consolidated its leadership as passengers' preferred airline, due to the expansion of its domestic operations and consistent efforts to achieve continuous improvements in service quality. In 2010, LAN Peru maintained its position as the market's leading airline, operating on 13 routes out of Lima and carrying 3.8 million passengers. This represented an increase of 13.0% on the previous year and gave the Company a 77% share of the domestic passenger market.

This was achieved despite an increase in competition with the entry of Peruvian Airlines, which started flights to Piura and Tumbes, while Star Peru announced flights from Cusco to Juliaca. As from February 2011, TACA also plans to expand its operations in Peru's domestic market, increasing its flights to Cusco and opening new routes to Juliaca, Tarapoto and Trujillo.

In 2010, LAN Peru was affected by heavy rains in Cusco, the worst in 70 years, which meant a sharp reduction in demand to visit the country's main tourist city and left 4,000 passengers stranded. In addition, Machu Picchu was temporarily closed between February and April. In response to this situation, LAN Peru decided to offer important incentives in a bid to reverse the drop in traffic, offering special reduced fares (such as the Cusco Pone campaign). In addition, it reduced its flights to the south of the country, offering instead more flights to the north.

Nonetheless, LAN Peru's domestic operations grew in 2010, with a 12.8% increase in passenger traffic measured in RPKs while its capacity, measured in ASKs, rose by 8.9%. As a result, the load factor of LAN Perú's domestic operations increased by 2.8 percentage points to 76.2%.

The key to the growth of LAN Peru's domestic traffic is the low-cost business model that it introduced in 2007. This

implies higher aircraft utilization with more economic and competitive fares, encouraging the use of air travel as a means of transport. During this period, the Company also continued to progress with the implementation of its strategy of expanding services in line with market needs and added new flights on domestic routes, offering at least two flights a day on routes from Lima to its 13 destinations, except for Tumbes which is served by ten flights a week.

In line with its objective of providing all its users with the best and safest travel experience, LAN Peru is the only airline in Peru to operate a modern fleet of aircraft for domestic routes formed by 19 aircraft of the Airbus A320 family.

The continuous strengthening of Lima as a regional hub has played a key role in LAN's internationalization. With its advantageous location, it allows the Company to offer more flights between the region's principal destinations. In 2010, LAN Perú maintained its position as the market's leading airline, with a 44% share of international passenger traffic. As of December 2010, it served 14 regional destinations and seven long-haul destinations, with some 230 flights taking off on these routes each week. In 2010, the Company also launched services to new international destinations such as San Francisco, Brasilia and Rosario.

In 2010, LAN Peru became the first airline in Peru to receive the Gran Marca Moderna 2010 (Great Modern Brand 2010) prize, a Marketing Hall of Fame award, from Effie Awards Peru.

Domestic Market Share


Others
23%
77%
LAN

International Market Share


LAN
44%
56%
Others



In September 2010, LAN Ecuador fulfill its long-held goal of opening the route to the Galapagos Islands, incorporating into its network one of the leading tourist attractions of the Americas.

LAN Ecuador started operations in April 2003, initially offering only international flights. However, in April 2009, the Company achieved a milestone in its expansion when it launched domestic services between Quito, Guayaquil and Cuenca. In September 2010, it went on to fulfill its long-held goal of opening the route to the Galapagos Islands, with a daily flight from Quito and Guayaquil, thereby not only serving Ecuador's four most important domestic routes but also incorporating into its network one of the leading tourist attractions of the Americas.

As part of its bid to stimulate demand for domestic air travel, LAN Ecuador has adopted the low-cost model, introduced earlier in the Chilean and Peruvian domestic markets with excellent results. The increase in the services it offers has been another key factor in the expansion of LAN Ecuador, which currently operates 63 flights a week between Guayaquil and Quito, one of Latin America's most heavily used routes, as well as 14 flights a week between Quito and Cuenca, seven between Guayaquil and Cuenca and seven on the Quito-Galapagos route via Guayaquil under a code-sharing agreement with the local Ícaro airline.

From the start of its domestic operations through to December 2010, LAN Ecuador had carried approximately one million passengers and, as of end-2010, had a 16.7% share of the domestic market where its main competitors are Tame and AeroGal while, for the Galapagos route, it has a code-sharing agreement with Ícaro.

LAN's presence in Ecuador's domestic market has made a valuable contribution to the development of passenger air travel in the country, providing Ecuadoreans with access to the region's most modern fleet of aircraft and excellent service accompanied by the highest international safety standards. For its domestic operations, LAN Ecuador has three latest-

generation Airbus A318s, which mean an important reduction in gas emissions, and, in 2011, will be renewing this fleet with Airbus A320s. In addition, for long-haul international routes, it has four Boeing 767-300s whose cabins have been reconfigured to give priority to economy class demand.

In its international services, the Company offers direct flights to Ecuadoreans' most popular destinations abroad, with non-stop services to Madrid, New York, Miami, Santiago, Lima and Buenos Aires. In 2010, it inaugurated a non-stop service between Guayaquil and Miami, with four flights a week, in addition to its seven flights a week on the Quito-Miami-Quito route.

In the "Best Quality Service 2010" awards presented by the EKOS business magazine, LAN Ecuador took first place in the airline category, confirming passengers' perception of the service they receive during their travel experience and the Company's values of safety, cordiality, efficiency and achievement as key attributes of the LAN brand.

Domestic Market Share


LAN
17%
83%
Others

International Market Share


LAN
23%
77%
Others



One important milestone of 2010 was the start of regional operations from Aeroparque Metropolitano Jorge Newbery, an airport which had previously only been used for domestic flights

Five years after the start of its operations in Argentina, LAN has a consolidated position as one of the country's strongest airlines. It has achieved this despite the regulated nature of the market where, moreover, its main competitor is state-owned Aerolíneas Argentinas. Since June 2005, the Company's operations in Argentina have shown a sustained expansion, offering more benefits and comfort in accordance with the needs of passengers and, in this way, demonstrating its commitment to Argentina's economic and social development and that of its tourism industry.

As of December 2010, LAN Argentina operated 14 domestic routes, serving the country's most traffic-intensive cities and, over the year, transported 1.9 million passengers, giving it a 28% market share. The Company permanently seeks to improve connectivity within Argentina and to serve as the best alternative for domestic air travel.

For its domestic operations, LAN Argentina uses a modern fleet of ten Airbus A320s and two Boeing 767-300s, allowing it to differentiate itself from its competitors by offering the industry's best services.

Thanks to its excellent service standards and international safety standards, LAN Argentina showed a positive performance in 2010. Despite the impact of the closure of the Jorge Newbery airport and the stoppage of activities in November, the Company maintained its level of passenger traffic, increasing its load factor by four percentage points to 74%.

LAN Argentina also operates international flights from the Ezeiza airport to Miami, São Paulo, Lima, Santiago and Punta Cana. In December 2010, it launched services on the Rosario-Lima route, with five direct flights a week, allowing it to connect the interior of Argentina with the rest of the world through the Peruvian capital and transforming Rosario into an additional direct port of entry into Argentina,

along with Buenos Aires, Córdoba and Mendoza. The Company also added a third flight on the Mendoza-Santiago de Chile route which, after 18 months, is already a consolidated operation with very attractive fares.

One important milestone of 2010 was the start of regional operations from Aeroparque Metropolitano Jorge Newbery, an airport which had previously only been used for domestic flights. In May, LAN Argentina began to use this terminal, located close to the center of the Argentine capital, for three daily flights between Buenos Aires and Santiago as well as to and from São Paulo. The resulting time savings are particularly significant for passengers traveling for business or for the day.

Domestic Market Share


LAN
28%
72%
Others

International Market Share


LAN
16%
84%
Others



LAN plans to use the acquisition of Aires as the basis for creating a new subsidiary and participating actively in the Colombian passenger market, which is one of the largest in South America.

In November 2010, LAN took an important further step in its regional expansion when it acquired Colombia's Aerovías de Integración Regional (AIRES) airline in a transaction in which it paid US$12 million in cash and took on net liabilities for approximately US$100 million. AIRES, which was founded in 1980, has regular flights to 24 destinations within Colombia and is the country's second most important operator, with a 20% market share.

LAN plans to use this acquisition as the basis for creating a new subsidiary and participating actively in the Colombian passenger market, which is one of the largest in South America. This will raise to five the countries in the region in which LAN has domestic operations.

With 43 million inhabitants and a lower penetration of air travel than other countries in the region such as Chile or Argentina, Colombia offers enormous prospects for growth of air traffic. It is, however, a highly competitive market led by the country's Avianca airline, the largest operator with a 55% share of domestic business, and also including Copa Colombia as well as some small operators on secondary routes.

Despite the importance of the companies already present in the market, LAN is an airline that is prepared for this competition. It plans to commit its maximum efforts to the earliest possible implementation of its punctuality, safety and efficiency standards in the new subsidiary, along with the service and quality that set it apart in all the countries in which it operates. In addition, it will be implementing the low-cost model that it has already adopted in the Chilean, Peruvian, Ecuadorean and Argentine domestic markets in order to encourage more Colombians to use air transport.

In the medium term, the Company will also be seeking to expand its international passenger operations and to develop synergies, the Colombian cargo subsidiary that it launched in March 2009.

In 2010, AIRES operated direct flights to Fort Lauderdale from Bogotá, Barranquilla, Medellín and other Colombian cities as well as flights to New York from Bogotá and to Panama. However, in December it announced that, as from January 2011, it would temporarily suspend services to New York, Panama and Fort Lauderdale (with the exception of the Bogotá-Fort Lauderdale route) in order to focus on its domestic routes and offer better services to its clients in Colombia.

As of December 2010, AIRES had a fleet of 24 rented aircraft comprising nine Boeing 737-700s, 11 Dash 8-Q200s and four Dash 8-Q400s.

LAN's entry into the Colombian passenger market represents another important step for the Company's aim of constantly strengthening the network of destinations that it puts at the service of its passengers and cargo clients around the world.



LAN Cargo is preferred by its clients because of its expertise in offering integrated and innovative solutions geared to their needs. It achieves this by drawing on its teams' experience and knowledge of the business and by always focusing on its clients.

With 80 years of experience in freight transport, LAN CARGO and its subsidiaries - ABSA in Brazil, MasAir in Mexico and LANCO in Colombia - are Latin America's leading cargo airlines, a position gained thanks to the efficiency, coverage, service standards, reliability and experience that set them apart within the industry.

LAN has based the development of its cargo business on a model that combines operation of its cargo planes with optimum utilization of the belly space of its passenger planes, allowing it to serve different markets efficiently and flexibly while satisfying the needs of its clients in terms of capacity and timeliness. In 2010, cargo planes accounted for 65% of the volume of freight transported by the Company and passenger planes for the remaining 35%.

LAN CARGO's modern fleet of cargo planes comprises 11 Boeing 767-300Fs and two latest-generation Boeing 777Fs. These latter planes are the most modern of their type in the industry and allow the Company to efficiently serve the main routes within the continent and strengthen its flights to Europe, where it currently operates routes between Germany, Brazil, Argentina and Chile as well as from Ecuador and Colombia to Amsterdam and Frankfurt.

A further important competitive advantage is provided by the comprehensive network of routes in and out of Latin America that LAN CARGO and its subsidiaries have developed. Today, they operate cargo flights between three key points in the United States and Europe and 34 destinations in Latin America. This allows the Company to differentiate itself from its competitors by offering distinctive access to markets such as Brazil where it provides services from overseas to ten destinations within the country.

LAN CARGO is preferred by its clients because of its expertise in offering integrated and innovative solutions geared to their needs. It achieves this

Cargo Tons

Thousands of Tons 779.5


800.0
712.5
625.0
537.5
450.0
Thousands of Tons
529
564.1
604.3
661.4
649.2
779.5
2005 2006 2007 2008 2009 2010

Traffic

Million of RTK 3,239


3,300.0
3,037.5
2,775.0
2,512.5
2,250.0
RTK (Millions)
2,392
2,579
2,702
2,907
2,623
3,239
2005 2006 2007 2008 2009 2010

by drawing on its teams' experience and knowledge of the business and by always focusing on its clients. In this way, it is able to transport all types of cargo, including perishables, live animals and very large items.

In addition, the Company has continued to develop new products and tools to strength its relations with clients, including principally ongoing process automation and increased online connectivity. It has, for example, advanced with the implementation of its e-tracking system and e-freight program. This latter program, developed in conjunction with IATA, seeks to reduce the use of paper, allowing a shipment to be processed totally in electronic form and without requiring printed documents. LAN CARGO is the first cargo operator in Latin America to have implemented this model.

In order to be able to provide service of the highest quality, LAN CARGO has invested in infrastructure to support its operations. These are based in Miami - one of the world's five most important cargo airports - where it has a consolidated position as the airport's largest operator, with a modern center of operations that comprises more than 40,000 square meters of export and import terminals, cold storage, warehouses and offices. In 2010, the center was expanded with the inauguration of the largest cold storage facilities of any airline in the United States. Representing an investment of

Capacity

Million of ATK 4,620



5,000
4,500
4,000
3,500
3,000
ATK (Millions)
3,214
3,399
3,633
4,080
3,835
4,620
2005
2006
2007
2008
2009
2010

Load Factor

70.1%



0.76
0.74
0.72
0.70
0.68
74.4%
75.9%
74.4%
71.2%
68.4%
70.1%
2005
2006
2007
2008
2009
2010

US$4 million, this doubled the Company's capacity to process the perishable products that constitute Latin America's main exports to the United States, Europe and Asia. In 2010, it also took out a contract to rent a new terminal with 10,800 square meters of warehousing that will allow it to sustain the efficient growth of its operations in Miami for the next ten years.

LAN's CARGO operations experienced strong growth in 2010, after a 9.7% drop in traffic in 2009. While the Company's cargo traffic rose by 23.5% in 2010, its capacity increased by 20.5%, giving a load factor of 70.1%. In line with this trend, cargo revenues were up by 43.0%, reflecting the dynamism of Latin America's economies and, in particular, of the import market in Brazil. LAN CARGO also expanded its services to Europe, with increased utilization of its fleet of B777s while ABSA expanded its domestic operations in Brazil, adding new services to Manaos and making its debut in the São Paulo-Fortaleza-Recife market. The development of new revenue optimization systems also contributed to a 15.8% increase in yields in 2010.

In late 2010, in response to the rise in demand in the cargo business, the Company announced its decision to rent

Cargo Yield

US$ cents 39.5



50
45
40
35
30
US$ cents
38.1
41.6
42.7
45.4
34.1
39.5
2005
2006
2007
2008
2009
2010

Revenue per Cargo ATK

US$ Cents 27.7



40
35
30
25
20
US$ cents
28.3
31.6
31.8
32.3
23.4
27.7
2005
2006
2007
2008
2009
2010

three additional Boeing 767-300Fs, two of which were incorporated in November and December and the third in January 2011. In addition, it announced the acquisition of a fourth Boeing 777F to be delivered in the second half of 2012 when another Boeing 777F, announced earlier, is also expected to be delivered.

LAN CARGO and its subsidiaries account for approximately 40% of Latin America's international cargo traffic. Its main competitors on regional routes and routes to and from the United States are Atlas, Centurion and Tampa while, on routes to Europe, it competes principally with Lufthansa Cargo, Cargolux, Air France-KLM and Martinair.


LAN

In 2010, LAN published its first Sustainability Report, reaffirming its commitment to transparency and the concern for sustainability that guides management of its business.

LAN believes that, for its business to be successful, it is paramount that it also be sustainable over time and, in this way, creates value for clients, collaborators, suppliers, the community and shareholders. In 2010, LAN published its first Sustainability Report, reaffirming its commitment to transparency and the concern for sustainability that guides management of its business.

LAN's sustainability strategy encompasses the following eight areas:

Ethics and responsibility.

Through best corporate governance practices, the Company establishes mechanisms to ensure that its conduct is determined by ethics and responsibility.

Safety, a non-negotiable value.

LAN has in place a structure that governs all aspects of Safety & Security and Occupational Safety and Health (OSH). These include Operational Safety (flight safety), Corporate Safety (monitoring and protection of persons, installations, airports and goods), Workplace Safety (Occupational Safety and Health) and Emergencies (contingencies). In addition, it carries out audits to verify compliance with the IATA Operational Safety Audit (IOSA) program and the IATA Safety Audit for Ground Operations (ISAGO) program.

Operational excellence.

LAN constantly incorporates best industry practices, with examples including the LAN Code of Conduct, the Culture of Safety Campaign and the Safety Management System as well as the IOSA and ISAGO programs.

Protection of the environment.

As part of its commitment to the efficient and responsible management of its business, LAN has invested in new technologies to reduce environmental and acoustic emissions. In this area, its fleet plan plays an important role. With an average age of 6.9 years in December 2010, LAN's fleet is one of the most modern in the airline industry and, in 2010, the Company also completed the incorporation of winglets on



all its long-haul Boeing 767s. This device, installed on the aircrafts' wings, makes them more aerodynamic, reducing fuel consumption and achieving an efficiency between 4% and 5% in CO2 emissions. Another important project is the fuel management project developed using the LEAN philosophy under which LAN was able to avoid emitting over 23,386 tonnes of CO2 in 2010. In 2010, LAN also created its Environmental Division.

Service quality.

For LAN, customer satisfaction is a strategic priority and, as a result, employees strive to achieve the highest quality standards and to implement practices that guarantee efficient and cordial relations with both cargo clients and passengers.

Professional development.

LAN's employees are its main asset and the Company constantly seeks to provide opportunities for their development within the organization. Its objective is to have motivated and qualified people, capable of addressing the new challenges that arise.

Responsible relations with suppliers.

LAN seeks to establish long-term relations with its suppliers that result in mutual progress and create value for both parties. In line with the particular importance that LAN attaches to ensuring the quality of services and products, it also supports its suppliers' development through the transfer of best industry practices.



Responsible community participation. LAN considers that it should make its social contribution in the places to and from which it operates passenger and cargo services and, particularly, those countries in which it has domestic operations or, in other words, Argentina, Chile, Ecuador and Peru. It focuses its contribution in three areas of action: the fostering of sustainable tourism, the transport of humanitarian aid, and initiatives to familiarize children and young people with the world of aeronautics.

A key example of the Company's activities in this field is Cuido mi destino (I look after my destination), one of LAN's Corporate Social Responsibility programs, which seeks to promote care for tourist attractions and the environment through the recovery of public spaces and educational talks. In 2010, 380 schoolchildren participated in this program, restoring public spaces of value for tourism in five South American cities.

For further information about sustainability at LAN, please visit www.lan.com.

Destinations


Passenger and Cargo Destinations
Cargo only Destinations
Passenger code - share agreements

Destinations
Passenger and Cargo Destinations

Chile


Arica
Iquique
Calama
Antofagasta
Copiapó
La Serena
Isla de Pascua
Santiago
Concepción
Temuco
Valdivia
Pucón
Osorno
Puerto Montt
Balmaceda
Punta Arenas

Perú


Tumbes
Iquitos
Piura
Tarapoto
Chiclayo
Cajamarca
Trujillo
Pucallpa
Lima
Puerto Maldonado
Cuzco
Arequipa
Juliaca
Tacna

Argentina


Salta
Tucumán
San Juan
Córdoba
Mendoza
Rosario
Buenos Aires
Neuquen
Bariloche
Comodoro Rivadavia
El Calafate
Río Gallegos
Ushuaia

Ecuador


Galapagos
Quito
Guayaquil
Cuenca

Passenger and Cargo Destinations

Regional


Cartagena
Caracas
Medellín
Bogotá
Cali
Colombia
La Paz
Santa Cruz
Brasilia
Sao Paulo
Río de Janeiro
FLorianópolis
Montevideo
Mount Pleasant

Long Haul


San Francisco
USA
Los Angeles
USA
Toronto
Canada
New York
USA
Miami
USA
La Habana
Cuba
Mexico City
Mexico
Cancún
Mexico
Punta Cana
Dominican Rep.
Paris
France
Frankfurt
Germany
Madrid
Spain
Papete
Tahiti
Sydney
Autralia
Auckland
New Zealand

Cargo- only Destinations

Brazil


Manaos
Fortaleza
Recife
Salvador
Belo Horizonte
Campinas
Vitoria
Cabo Frio
Curitiva
Porto Alegre

America (others)


Monterrey
Mérida
Guatemala City
San José
Panamá City
Valencia
Asunción
Ciudad del Este

Europe


Amsterdam

United States


Seattle
Portland
Reno
San José
Las Vegas
San Diego
Denver
Minneapolis
Chicago
Detroit
Boston
Philadelphia
Washington DC
Baltimore
St. Louis
Charlotte
Raleigh
Dallas
Atlanta
New Orleans
Huston
Orlando
Tampa

Brazil


Manaos
Fortaleza
Natal
Recife
Maceio
Salvador
Porto Seguro
Belo Horizonte
Vitoria
Londrina
Curitiva
Porto Alegre

Mexico


Tijuana
Hermosillo
Torreón
Monterrey
San José Cabo
León
Puerto Ballarta
Guadalajara
Mérida
Villahermosa
Acapulco

America (others)


Vancouver
Canada
Montreal
Canada
San Juan
Puerto Rico
Asunción
Paraguay

Destinations Map

Passengers Code-share Agreements

Europe



London
UK
Amsterdam
Netherlands
Brussels
Belgium
Munich
Germany
Zurich
Switzerland
Geneva
Switzerland
Milan
Italy
Venice
Italy
Bilbao
Spain
Pamplona
Spain
Barcelona
Spain
Rome
Italy
Valencia
Spain
Palma de Mallorca
Spain
Alicante
Spain
Málaga
Spain

Asia



Seúl
South Korea
Hong Kong
China

As Directors and Chief Financial Officer of LAN Airlines S. A., we declare under oath our responsibility on the veracity of the information contained in this Annual Report.

Jorge Awad Mehech
Director

Juan Cueto Sierra
Director

Darío Calderón González
Director

Bernardo Fontaine Talavera
Director

Juan José Cueto Plaza
Director

Carlos Heller Solar
Director

Juan Gerardo Jofré Miranda
Director

José Cox Donoso
Director

Ramón Eblen Kadis
Director

Alejandro de la Fuente Goic
Chief Financial Officer

ATK System Total passenger and cargo capacity measure	"Available Ton Kilometers System", The number of total tons capacity for the transportation of revenue load (passenger and cargo) multiplied by the kilometers flown.
RTK System Total passenger and cargo traffic measure	"Revenue Ton Kilometers System", The load (passenger and/or cargo) in tons multiplied by the kilometers flown.
ASK Passenger Capacity measure	"Available Seat Kilometers", The number of seats made available for sale multiplied by the kilometers flown.
ATK Cargo Capacity measure	"Available Ton Kilometers", The number of tons available for the transportation of revenue load (cargo) multiplied by the kilometers flown.
RPK Passenger Traffic measure	"Revenue Passenger Kilometers", The number of passengers multiplied by the number of kilometers flown.
RTK Cargo Traffic measure	"Revenue Ton Kilometers", The load (cargo) in tons multiplied by the kilometers flown.
Passenger Yield Unit passenger revenue measure	Revenue from passenger operations divided by passenger RTKs or RPKs (in US$ cents)
Yield Carga Unit cargo revenue measure	Revenue from cargo operations divided by RTKs. (in US$ cents)
Load Factor Utilization of available capacity measure, for system, passenger or/and cargo	System: RTKs system expressed as a percentage of ATKs system Pasajeros: RPKs expressed as a percentage of ASKs Carga: RTKs expressed as a percentage of ATKs

Consolidated Financial Statements

LAN AIRLINES S.A. AND SUBSIDIARIES

December 31, 2010

Contents

CLP - Chilean Peso
ARS - Argentine Peso
US$ - United States Dollar
THUS$ - Thousands Of United States Dollars

Management's Report on Internal Control over Financial Reporting

March 1, 2011

Lan Airlines S.A.

The management of the Company, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate. Lan Airlines' management, including the Chief Executive Officer and the Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control - "Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, Lan Airlines' management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective. The company's internal control over financial reporting effectiveness as of December 31, 2010 has been audited by PricewaterhouseCoopers Consultores, Auditores y Companía Limitada, an independent registered public accounting firm, as stated in their report included herein.

Enrique Cueto Plaza
Chief Executive Officer

Alejandro de la Fuente Goic
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Lan Airlines S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Lan Airlines S.A. and its subsidiaries at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our

audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Santiago - Chile

March 1, 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Note	For the year ended December 31, 2010 ThUS$	2009 ThUS$
Current Assets			
Cash and cash equivalents	6 - 7	631,052	731,497
Other financial assets	7 - 11	245,451	110,667
Other non-financial assets	12	18,820	17,128
Trade and other accounts receivable	7 - 8	481,350	423,739
Accounts receivable from related entities	7 - 9	50	38
Inventories	10	53,193	46,563
Tax assets		97,656	68,420
Total current assets other than non-current assets			
(or disposal groups) classified as held for sale		1,527,572	1,398,052
Non-current assets (or disposal groups)			
classified as held for sale	13	5,497	10,919
Total current assets		1,533,069	1,408,971
Non-current Assets			
Other financial assets	7 - 11	21,587	20,024
Other non-financial assets	12	32,508	28,736
Rights receivable	7 - 8	7,883	7,190
Equity accounted investments	15	593	1,236
Intangible assets other than goodwill	16	45,749	34,814
Goodwill	17	157,994	63,793
Property, plant and equipment	18	4,948,430	4,196,556
Deferred tax assets	19	38,084	10,652
Total non-current assets		5,252,828	4,363,001
Total assets		6,785,897	5,771,972

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements

LIABILITIES AND NET EQUITY

LIABILITIES	Note	For the year ended December 31, 2010 ThUS$	2009 ThUS$
Current liabilities			
Other financial liabilities	7 - 20	542,624	417,932
Trade and other accounts payable	7 - 21	645,571	476,597
Accounts payable to related entities	7 - 9	184	297
Other provisions	22	753	970
Tax liabilities		15,736	11,287
Other non-financial liabilities	23	939,151	616,256
Total current liabilities		2,144,019	1,523,339
Non-current liabilities			
Other financial liabilities	7 - 20	2,562,348	2,443,178
Other accounts payable	7 - 25	425,681	426,521
Other provisions	22	32,120	26,834
Deferred tax liabilities	19	312,012	240,619
Employee benefits	24	9,657	5,555
Total non-current liabilities		3,341,818	3,142,707
Total liabilities		5,485,837	4,666,046

EQUITY	Note	For the year ended December 31, 2010 ThUS$	2009 ThUS$
Share capital	26	453,444	453,444
Retained earnings	26	949,214	740,047
Other equity interests	26	5,463	2,490
Other reserves	26	(111,307)	(97,154)
Equity attributable to			
owners of parent		1,296,814	1,098,827
Non-controlling interest		3,246	7,099
Total equity		1,300,060	1,105,926
Total liabilities and equity		6,785,897	5,771,972

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

	Note	For the year ended December 31,		
		2010	2009	2008
		ThUS$	ThUS$	ThUS$
Revenue	27	4,390,502	3,519,162	4,140,245
Cost of sales		(3,012,698)	(2,522,778)	(2,893,944)
Gross margin		1,377,804	996,384	1,246,301
Other income	30	132,826	136,351	142,942
Distribution costs		(383,517)	(326,964)	(366,652)
Administrative expenses		(331,831)	(269,588)	(274,950)
Other expenses		(172,428)	(100,483)	(127,864)
Other gains/(losses)		5,438	(11,728)	(134,731)
Financial income		14,946	18,183	18,480
Financial costs	28	(155,279)	(153,109)	(125,488)
Equity accounted earnings	15	132	315	696
Foreign exchange gains/(losses)	31	13,792	(11,237)	23,443
Result of indexation units		149	(605)	1,229
Income before taxes		502,032	277,519	403,406
Income tax expense	19	(81,107)	(44,487)	(65,094)
NET INCOME FOR THE PERIOD		420,925	233,032	338,312
Income attributable to owners				
of the parent		419,702	231,126	336,480
Income attributable to				
non-controlling interests		1,223	1,906	1,832
Net income for the period		420,925	233,032	338,312
EARNINGS PER SHARE				
Basic earnings per share (US$)	32	1.239	0.682	0.99318
Diluted earnings per share (US$)	32	1.235	0.682	0.99318

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Note	For the year ended December 31, 2010 ThUS$	2009 ThUS$	2008 ThUS$
NET INCOME		420,925	233,032	338,312
Currency translation differences				
Gains (losses) on currency translation,				
before tax	31	708	1,442	(7,371)
Other comprehensive income, before taxes,				
currency translation differences		708	1,442	(7,371)
Cash flow hedges				
Gains (losses) on cash flow hedges				
before tax	20	(17,855)	252,508	(308,901)
Other comprehensive income, before taxes,				
cash flow hedges		(17,855)	252,508	(308,901)
Other components of other comprehensive				
income, before taxes		(17,147)	253,950	(316,272)
Income tax relating to components of				
other comprehensive income				
Income tax related to currency translation				
differences in other comprehensive income	19	(120)	1,008	-
Income tax related to cash flow hedges in other				
comprehensive income	19	3,035	(42,925)	52,513
Amount of income taxes related to components				
of other comprehensive income		2,915	(41,917)	52,513
Other comprehensive income		(14,232)	212,033	(263,759)
Total comprehensive income		406,693	445,065	74,553
Comprehensive income attributable to				
the owners of the parent		405,549	441,977	73,900
Comprehensive income attributable to				
non-controlling interest		1,144	3,088	653
Total comprehensive income		406,693	445,065	74,553

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - 2010

	Note	Share capital	Other equity interests	Other reserves		Retained earnings	Equity attributable to owners of the parent	Non-controlling interest	Total net equity
				Currency translation reserve	Cash flow hedging reserve				
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of									
January 1, 2010		453,444	2,490	(4,924)	(92,230)	740,047	1,098,827	7,099	1,105,926
Changes in equity									
Comprehensive income									
Net income	26	-	-	-	-	419,702	419,702	1,223	420,925
Other comprehensive income		-	-	667	(14,820)	-	(14,153)	(79)	(14,232)
Total comprehensive income		-	-	667	(14,820)	419,702	405,549	1,144	406,693
Transactions with shareholders									
Dividends	26	-	-	-	-	(210,406)	(210,406)	-	(210,406)
Increase (decrease) for transfers									
and other changes	26-36	-	2,973	-	-	(129)	2,844	(4,997)	(2,153)
Total transactions with shareholders		-	2,973	-	-	(210,535)	(207,562)	(4,997)	(212,559)
Closing balance as of December 31, 2010		453,444	5,463	(4,257)	(107,050)	949,214	1,296,814	3,246	1,300,060

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY - 2009

	Note	Share capital	Other equity interests	Other reserves		Retained earnings	Equity attributable to owners of the parent	Non-controlling interest	Total net equity
				Currency translation reserve	Cash flow hedging reserve				
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of									
January 01, 2009		453,444	1,749	(6,192)	(301,813)	614,587	761,775	6,829	768,604
Changes in equity									
Comprehensive income									
Net income	26	-	-	-	-	231,126	231,126	1,906	233,032
Other comprehensive income		-	-	1,268	209,583	-	210,851	1,182	212,033
Total comprehensive income		-	-	1,268	209,583	231,126	441,977	3,088	445,065
Transactions with shareholders									
Dividends	26	-	-	-	-	(104,622)	(104,622)	-	(104,622)
Increase (decrease) for transfers									
and other changes	26-36	-	741	-	-	1,613	2,354	(2,818)	(464)
Increase (decrease) in ownership									
interests that do not result									
in a loss of control		-	-	-	-	(2,657)	(2,657)	-	(2,657)
Total transactions with shareholders		-	741	-	-	(105,666)	(104,925)	(2,818)	(107,743)
Closing balance as of December 31, 2009		453,444	2,490	(4,924)	(92,230)	740,047	1,098,827	7,099	1,105,926

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT-METHOD

	Note	For the year ended December 31,		
		2010	2009	2008
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities				
Cash collection from operating activities				
Proceeds from sales of goods and services		4,831,963	3,871,189	4,648,591
Other cash receipts from operating activities		46,336	40,319	35,457
Payments for operating activities				
Payments to suppliers for goods and services		(3,058,168)	(2,475,716)	(3,318,680)
Payments to and on behalf of employees		(633,686)	(636,603)	(614,528)
Other payments for operating activities		(18,000)	(19,000)	-
Interest paid		(387)	-	-
Interest received		11,438	13,542	8,226
Income taxes refunded (paid)		(11,098)	10,304	(26,994)
Other cash inflows (outflows)		(43,061)	41,792	(100,997)
Net cash flows from operating activities		1,125,337	845,827	631,075
Cash flows used in investing activities				
Cash flows from disposal of subsidiaries		1,491	1,568	6,708
Cash flows used for acquisition of subsidiaries		(12,000)	(921)	(698)
Cash flows used in the purchase of non-controlling interest		-	(2,439)	-
Other cash receipts from sales of equity or debt				
instruments of other entities		12,915	8,743	14,511
Other payments to acquire equity or debt instruments				
of other entities		(60,000)	(58,983)	(2,607)
Amounts raised from sale of property, plant and equipment		577	10,777	6,625
Purchases of property, plant and equipment		(1,029,158)	(538,162)	(779,315)
Purchases of intangible assets		(19,236)	(12,888)	(23,388)
Dividends received		111	414	813
Interest received		4,048	2,637	2,743
Other cash inflows (outflows)		812	-	5
Net cash flow used in investing activities		(1,100,440)	(589,668)	(774,603)
Cash flows from (used in) financing activities				
Amounts raised from term loans		687,792	671,425	574,874
Loan Payments		(554,539)	(261,705)	(102,644)
Payments of finance lease liabilities		(54,034)	(62,858)	(52,386)
Dividends paid		(155,407)	(139,937)	(222,803)
Interest paid		(128,722)	(129,323)	(81,421)
Other cash inflows		80,181	21,588	(15,210)
Net cash flows from (used in)				
financing activities		(124,729)	99,190	100,410
Net increase (decrease) in cash and cash equivalents				
before the effect of changes in the exchange rate		(99,832)	355,349	(43,118)
Effects of variation in the exchange rate on cash				
and cash equivalents		(613)	(24,824)	(1,525)
Net increase (decrease) in cash and cash equivalents		(100,445)	330,525	(44,643)
Cash and Cash Equivalents at Beginning of Period	6	731,497	400,972	445,615
Cash and Cash Equivalents at End of Period	6	631,052	731,497	400,972

The accompanying Notes 1 to 39 form an integral part of these consolidated financial statements

Index

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

Index

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

Index

Contents of the notes to the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

As Of December 31, 2010

NOTE 1 - General Information

Lan Airlines S.A. (the "Company" or "LAN") is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Valparaíso Stock Exchange, the Chilean Electronic Exchange and the Santiago Stock Exchange; it is also quoted on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia and Ecuador and a series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

On August 13, 2010, LAN Airlines S.A. and TAM S.A. (TAM) announced they have signed a non-binding Memorandum of Understanding (MOU) in which the companies agree to proceed with their intention of carrying out their operations jointly under one parent company, to be named LATAM Airlines Group. The proposed partnership of LAN with TAM would be within the world's 10 largest airline groups. LATAM will provide transport services for passengers and cargo to more than 115 destinations in 23 countries, operating with a fleet of over 280 aircraft, with over 40,000 employees. Both airlines will continue operating independently with their current operating licenses and brands. Within the group, TAM will continue operating as a Brazilian company with its own structure. The current holding of LAN Airlines S.A. will operate as an independent business unit within the group. On October 20, 2010, LAN Airlines and TAM announced that the operating subsidiaries of TAM had presented the structure of the transaction to the Brazilian Civil Aviation Agency (ANAC) for approval.

The Company is located in Santiago,

Chile, at Avenida Américo Vespucio Sur 901, Renca.

Corporate governance practices of the Company are set in accordance with Securities Market Law 18,045 the Corporations Law 18,046 and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the US Securities and Exchange Commission (SEC) with respect to the issuance of ADRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders meeting. The board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors' Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Act of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. owns 34.1% of the shares issued by the Company, as is the controller of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, attended that despite not meeting the majority of votes at shareholder meetings and to elect the majority of the directors of the Company, has a decisive influence in its administration.

As of December 31, 2010, the Company had a total of 1,412 registered shareholders, and 5.23% of the Company's share capital was in the form of ADRs.

For the year ended December 31, 2010 the Company had an average of 17,810 employees, ending the year with a total of 20,285 people, with 3,940 in administration, 2,576 in maintenance, 5,730 in operations, 3,561 flight personnel, 1,835 cabin crew, and 2,643 in sales.

The significant operating subsidiaries included in these consolidated financial statements are as follows:

Tax No.	Company	Country of origin	Functional Currency	As of December 31, 2010			As of December 31, 2009		
				Direct ownership interest	Indirect ownership interest	Total ownership interest	Direct ownership interest	Indirect ownership interest	Total ownership interest
				%	%	%	%	%	%
96.518.860-6	Lantours Division de Servicios Terrestres S.A. (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Perú	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiaries	Islas Caymán	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. y and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.634.020-7	Ediciones Ladeco América S.A	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96,631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.801.150-2	Blue Express INTL S.A. and Subsidiary	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A, and Subsidiaries	Chile	CLP	99.7100	0.0000	99.7100	99.7100	0.0000	99.7100

(*) Comercial Masterhouse S.A., in July 2010, changed name to Lantours División de Servicios Terrestres S.A.

Additionally, the Company has proceeded to consolidate certain special purpose entities according with standards issued by the Standing Interpretations Committee of the International Accounting Standards: Consolidation - Special Purpose Entities ("SIC 12") and private investment funds in which the parent company and subsidiaries are contributors.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation from January 01, 2009 and December 31, 2010, are detailed below:

(1) Dissolution of company

Nigsy S.A., indirect subsidiary of Lan Chile Investments Limited

(2) Incorporation or acquisition of companies

Florida West Technical Services LLC., direct subsidiary of Prime Airport Services S.A., in April 2010, changed name to Lan Cargo Repair Station, LLC.

Aerovías de Integración Regional, Aires S.A., indirect subsidiary of Lan Pax Group S.A., in November 2010, acquired through the purchase of companies Akemi Holdings S.A. and Saipan Holdings S.A.

NOTE 2 - Summary Of Significant Accounting Policies

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1. Preparation

The consolidated financial statements of Lan Airlines SA are for the period ended December 31, 2010 and have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company's accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

At the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB:

a) Accounting pronouncements effective as of January 1, 2010:

Standards and amendments	Mandatory application: annual periods beginning on or after
IFRS 3 revised: Business Combinations	01/07/2009
Amendment to IAS 27: Consolidated and separate financial statements	01/07/2009
Amendment to IFRS 2: Share-based payment	01/01/2010
Amendment to IAS 38: Intangible assets	01/07/2010
Amendment to IAS 1: Presentation of financial statements	01/01/2010
Amendment to IAS 36: Impairment assets	01/01/2010
Amendment to IFRS 5: Non-current assets held for sale and discontinued operations	01/01/2010

Interpretation	Mandatory application: annual periods beginning on or after
IFRIC 17: Distributions to owners of non-monetary assets	01/07/2009
IFRIC 18: Transfers of assets from customers	01/07/2009
Amendment to IFRIC 9: Reassessment of embedded derivatives	01/07/2009
Amendment to IFRIC 16: Hedges of a net investment in a foreign operation	01/07/2009

b) Accounting pronouncements effective as of January 1, 2011:

Standards and amendments	Mandatory application: annual periods beginning on or after
Amendment to IAS 32: Classification of rights issues	01/02/2010
IAS 24 revised: Related party disclosures	01/01/2010
IFRS 9: Financial instruments	01/01/2013
Amendment to IFRS 3: Business Combinations	01/07/2010
Amendment to IFRS 7: Financial Instruments: Disclosures	01/01/2011
Amendment to IAS 1: Presentation of financial statements	01/01/2011
Amendment to IAS 27: Consolidated and separate financial	01/07/2010
Amendment to IAS 34: Interim financial reporting	01/01/2011

Interpretation	Mandatory application: annual periods beginning on or after
IFRIC 19: Extinguishing financial liabilities with equity instruments	01/07/2010
Amendment to IFRIC 14: Pre-payments of a minimum funding requirement	01/01/2011
Amendment to IFRIC 13: Customer loyalty programs	01/01/2011

The Company's management believes that the adoption of the standards, amendments and interpretations described above would not have had a significant impact on the Company's consolidated financial statements in the period of their first application.

2.2. Consolidation

(a) Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled.

The Company uses the acquisition-cost method or purchase accounting for the purchase of subsidiaries. The cost of acquisition is the fair value of the assets delivered, the equity instruments issued and the liabilities incurred or assumed on the exchange date. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially valued at their fair value on the date of acquisition, regardless of the extent of the non-controlling interests. The excess of the acquisition cost over the fair value of the Company's holding in the net identifiable assets acquired is shown as goodwill. If the cost is less than the fair value of the net assets of the acquired subsidiary, the difference is recorded directly in the consolidated statement of income (Note 2.6).

Inter-company transactions, balances and unrealized gains on transactions between the Company's entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

(b) Transactions and minority holdings

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity tran-

sactions without an effect on income.

(c) Investees or associates

Investees or associates are all entities over which Lan Airlines S.A. and Subsidiaries exercise a significant influence but has no control, this usually arise by a holding of between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recorded at their cost.

The participation of Lan Airlines S.A. and Subsidiaries in the losses or gains after the acquisition of its investees or associates is shown in results, and its participation in post acquisition movements in reserves of investees or associates are shown in reserves. Post-acquisition movement is adjusted against the carrying amount of the investment. When the participation of Lan Airlines S.A. and Subsidiaries in the losses of an investee or associate is equal to or more than its holding in it, including any other non guaranteed account receivable, Lan Airlines S.A. and Subsidiaries will not show the additional losses unless it has incurred obligations or made payments on behalf of the investee or associate.

Gains or losses for dilution in investees or associates are shown in the consolidated statement of income.

2.3. Foreign currency transactions

(a) Presentation and functional currencies

The items included in the financial statements of each of the entities of Lan Airlines S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of Lan Airlines S.A. is the United States dollar which is also the currency of presentation of the consolidated financial statements of Lan Airlines S.A. and Subsidiaries.

(b) Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and

losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income.

(c) Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the currency of presentation are translated to the currency of presentation as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each results account are translated at the exchange rates prevailing on the transaction dates,

(iii) All the resultant exchange differences are shown as a separate component in net equity.

In the consolidation, exchange differences arising from the translation of a net investment in foreign entities (or local with a functional currency different to that of the parent), and of loans and other foreign currency instruments designated as hedges for these investments, are recorded within net equity. When the investment is sold, these exchange differences are shown in the consolidated statement of income as part of the loss or gain on the sale.

Adjustments to the goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the period-end exchange rate.

2.4. Property, plant and equipment

The land of Lan Airlines S.A. and Subsi-

diaries is recognized at cost less any accumulated impairment loss. The rest of the property, plant and equipment is shown, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss, except for certain land and minor equipment that are reassessed at first adoption, according to IFRS.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets is revised, and adjusted if necessary, once a year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of property, plant and equipment are calculated by comparing the proceeds obtained with the book value and are included in the consolidated statement of income.

2.5. Intangible assets

Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. Certain costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible assets when met all the criteria for capitalization. The direct costs include the expenses of the personnel who develop the computer software and other costs directly associated.

Development costs of computer software shown as assets are amortized over their estimated useful lives.

2.6. Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company's participation in the net identifiable assets of the subsidiary on the acquisition date. Goodwill related to acquisitions of subsidiaries is not amortized but tested for impairment annually and when there are indications that the carrying value may not be recoverable. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7. Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are charged to income and expenses.

2.8. Losses for impairment of non-financial assets

Assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment losses. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are subjected to a test once a year to check that there has been no reversal of the loss.

2.9. Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss, loans and accounts receivable and financial assets held to maturity. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transition.

(a) Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those in their initial classification has been designated as at fair value through profit or loss. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as cash and cash equivalents, held for trading, and other financial assets, designated on initial recognition.

(b) Loans and accounts receivable

Loans and accounts receivable are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

(c) Financial assets held to maturity

Financial assets held to maturity are non-derivative financial instruments with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and capacity to hold until their maturity. Should the Company sell a not-insignificant amount of the financial assets held to their maturity, the whole category is reclassified as available for sale. These financial instruments held to maturity are included in non-current assets, except for those maturity equal to or less than 12 months from the consolidated statement of financial position, which are classified as other current financial assets.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Financial assets and financial assets at fair value through profit or loss are subsequently carried at

fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method. Held to maturity investments are carried at amortized cost using the effective interest rate.

The company valued at the date of each consolidated statement of financial position if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss. For the case of financial assets held to maturity, if any evidence of impairment, the amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate.

2.10. Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item hedged. The Company designates certain derivatives as:

(a) Hedge of the fair value of recognized assets (fair value hedge);

(b) Hedge of an identified risk associated with a recognized liability or an expected highly-probable transaction (cash-flow hedge), or

(c) Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transaction. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to

whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as an other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as other financial assets or liabilities, current in the case that their remaining maturity is less than 12 months and non-current in the case that it is more than 12 months.

(a) Fair value hedges

Changes in the fair value of derivatives designated and that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b) Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in net equity. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under "Other gains (losses)".

In the case of variable interest-rate hedges, this means that the amounts recognized in equity are reclassified to results within financial cost at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in equity are reclassified to income as Cost of sales to the extent that the fuel subject to the hedge is used.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in net

equity until that moment remains in equity and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in net equity is taken immediately to the consolidated statement of income as "Other gains (losses)".

(c) Derivatives not booked as a hedge

Certain derivatives are not booked as a hedge. The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income, in "Other gains (losses)".

2.11. Inventories

Inventories, detailed in note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method. The net realizable value is the estimated selling price in the normal course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

2.12. Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment losses of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable. The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered as indicators that the receivable has been impaired. The amount of the provision is the difference between the

book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13. Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and easily-liquidated investments.

2.14. Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds obtained.

2.15. Trade and other accounts payable

Trade payables and other accounts payables are initially recognized at fair value and subsequently at amortized cost are valued according to the method of the effective interest rate.

2.16. Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17. Deferred taxes

Deferred taxes are calculated, according to the balance-sheet method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws), that have been enacted or substantially enacted at the end of the reporting period, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognised when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.18. Employee benefits

(a) Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b) Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line

basis between the date of granting such options and the date on which these become vested.

(c) Post-employment and other long-term benefits

Provisions are made for these obligations by the application of the actuarial value of the accrued cost of the benefit method, and take into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in results for the period when they occur.

(d) Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19. Provisions

Provisions are recognised when:

(i) The Company has a present legal or implicit obligation as a result of past events.

(ii) It is probable that some payment is going to be necessary to settle an obligation, and

(iii) The amount has been reliably estimated.

Provisions are shown at the present value of the disbursements expected to be necessary for settling the obligation using the Company's best estimates. The pre-tax discount rate used for determining the present value reflects current market evaluations on the date of the financial statements of the time value of money, plus the specific

risks related to the liability in question.

2.20. Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company's business. Revenues are shown net of refunds, rebates and discounts.

(a) Rendering of services

a.1 Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

a.2 Frequent flyer program

The Company currently has a frequent flyer program called Lan Pass, whose objective is customer loyalty through the delivery of kilometers every time that members fly with the Company or its alliance partners, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers earned can be exchanged for flights tickets or other services of associated entities. The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

a.3 Other revenues

The Company records revenues for other services when these have been provided.

(b) Interest income

Interest income is booked using the effective interest rate method.

(c) Dividend income

Dividend income is booked when the

right to receive the payment is established.

2.21. Leases

(a) When the Company is the lessee – financial lease

The Company leases certain property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are capitalized at the start of the lease at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Interest-bearing loans. The element of interest in the financial cost is charged in the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each period. The asset acquired under a financial lease is depreciated over the shorter of its useful life and the lease term and is included in Property, plant and equipment.

(b) When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22. Non-current assets (or disposal groups) classified as held for sale

Non-current assets (or disposal groups) are classified as assets held for sale and are shown at the lesser of their book

value and the fair value less costs to sell.

2.23. Maintenance

The costs incurred for scheduled major maintenance of the aircraft's fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to its use expressed based on cycles and flight hours.

The unscheduled maintenances of aircraft and engines, and minor maintenances, are charged to income as incurred.

2.24. Environmental costs

Disbursements related to environmental protection are charged to income when incurred.

NOTE 3 - Financial Risk Management

3.1. Financial risk factors

The Company's activities are exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The Company's global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on

the net margin. The Company uses derivatives to hedge part of these risks.

(a) Market risk

Due to the nature of its operations, the Company is exposed to market risks such as:

(i) fuel-price risk, (ii) interest-rate risk, and (iii) local exchange-rate risk. In order to fully or partially hedge all these risks, the Company operates with derivative instruments to fix or limit rises in the underlying assets.

(i) Fuel-price risk:

Fluctuations in fuel prices largely depend on the global supply and demand for oil, decisions taken by Organization of Petroleum Exporting Countries (OPEC), global refining capacity, stock levels maintained, and weather and geopolitical factors.

The Company purchases an aircraft fuel called Jet Fuel grade 54. There is a benchmark price in the international market for this underlying asset, which is US Gulf Coast Jet 54. However, the futures market for this asset has a low liquidity index and as a result the Company hedges its exposure using West Texas Intermediate (WTI) crude, which has a high correlation with Jet Fuel and is a highly liquid asset and therefore has advantages in comparison to the use of the U.S. Gulf Coast Jet 54 index.

During 2010, the Company booked gains of US$ 1 million on fuel hedging. During 2009, the Company recognized losses of US$ 128.7 million for the same reason.

At December 31, 2010, the market value of its fuel positions amounted to US$ 45.8 million. At the December 31, 2009, this market value was US$ 13.6 million. The following tables show the notional value of the purchase positions together with the derivatives contracted for the different periods:

Positions as of December 31, 2010	Maturities				
	Q111	Q211	Q311	Q411	Total
Volume (thousands of barrels WTI)	1,848	918	687	324	3,777
Agreed future value (US$ per barril) (*)	82	81	84	90	83
Total (ThUS$)	**151,536**	**74,358**	**5,778**	**29,160**	**313,491**
Approximate percentage of hedge (of expected consumption value)	54%	27%	19%	8%	26%

(*) Weighted average between collars and asset options

Positions as of December 31, 2009	Maturities				
	Q110	Q210	Q310	Q410	Total
Volume (thousands of barrels WTI)	1,404	1,371	876	738	4,389
Agreed future value (US$ per barril) (*)	84	80	79	82	81
Total (ThUS$)	**117,936**	**109,680**	**69,204**	**60,516**	**355,509**
Approximate percentage of hedge (of expected consumption value)	48%	49%	29%	24%	37%

(*) Weighted average between collars and asset options.

Sensitivity analysis

A drop in fuel prices positively affects the Company through a reduction in costs. However, this drop negatively affects contracted positions as these are to protect the Company against the risk of a rise in prices. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in prices.

As the current positions do not represent changes in cash flows, but a variation in the exposure to the market value, the current hedge positions have no impact on income (they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company's net equity).

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of 2011. The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the WTI crude futures benchmark price at the end of December 2010, and 2009.

Benchmarck price WTI (US$ per barrel)	Positions as of December 31, 2010 effect on equity (millions of US$)	Positions as of December 31, 2009 effect on equity (millions of US$)
+5	+16.7	+14.6
-5	-15.7	-13.6

The Company seeks to reduce the risk of fuel price rises to ensure it is not left at a disadvantage compared to its competitors in the event of a sharp price fall. The Company therefore uses hedge instruments like swaps, options and collars to partially hedge the fuel volumes consumed.

According to that required by IAS 39, during the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement.

Given the fuel hedge structure to December 31, 2010, which considers a hedge-free portion, a vertical fall by US$ 5 in the WTI benchmark price (the monthly daily average) for each month would have meant a saving of approximately US$ 27.1 million in the cost of total fuel consumption. A vertical rise by US$ 5 in the WTI benchmark price (the monthly daily average) would have meant an impact of approximately US$ 26.0 million of increased fuel costs for 2010.

(ii) Cash flow interest-rate risk:

The fluctuation in interest rates depends heavily on the state of the global economy. An improvement in long-term economic prospects moves long-term rates upward while a drop causes a decline through market effects. However, if we consider government intervention in periods of economic recession, it is usual to reduce interest rates to stimulate aggregate demand by making credit more accessible and increasing production (in the same way interest rates are raised at times of economic expansion). The present uncertainty about how the market and governments will react, and thus how interest rates will change, creates a risk related to the Company's debt at floating interest rates and its investments.

Cash flow interest rate risk equates to the risk of future cash flows of the financial instruments due to the fluctuation in interest rates on the market. The Company's exposure to risks of changes in market interest rates is

mainly related to long-term obligations which accrued interest at a floating rate.

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts in order to eliminate more than 94% of its exposure to interest-rate fluctuations. The Company is therefore exposed to a small portion of the fluctuations in the 90 days London Inter Bank Offer Rate (LIBOR) and the nominal Chilean Active Banking Rate (TAB) 180-day rate.

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible based on current market conditions.

Increase (decrease) in libor 3 months	Positions as of December 31, 2010 effect on pre-tax earnings (millions of US$)	Positions as of December 31, 2009 effect on pre-tax earnings (millions of US$)
+100 basis points	-1.18	-0.87
-100 basis points	+1.18	+0.87

Changes in market conditions produce a change in the valuation of current financial instruments hedging interest rates, causing an effect on the Company's equity (because they are booked as cash-flow hedges). These changes are considered reasonably possible based on current market conditions. The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve.

There are limitations in the method used for the sensitivity analysis and relate to those provided by the market. These are because the levels indicated by the futures curves are not necessarily met and will change in each period.

According to that required by IAS 39, during the periods presented, the company has not recorded amounts for ineffectiveness in the consolidated income statement.

Increase futures curve (months)	Positions as of December 31, 2010 effect on equity (millions of US$)	Positions as of December 31, 2009 effect on equity (millions of US$)
+100 basis points	42.39	49.64
-100 basis points	(45.35)	(53.23)

(iii) Local exchange-rate risk:

The functional currency used by the parent Company is the US dollar in terms of setting prices for its services, the composition of its classified statements of financial position and effects on its operating income. It sells most of its services in US dollars or prices equivalent to the US dollar, and a large part of its expenses are denominated in US dollars or equivalents of the US dollar, particularly fuel costs, aeronautic charges, aircraft leases, insurance and aircraft components and accessories. Remuneration expenses are denominated in local currencies.

The Company maintains its cargo and passenger business tariffs in US dollars. There is a mix in the domestic markets as sales in Peru are in local currency but the prices are indexed to the US dollar. In Chile and Argentina, tariffs are in local currency without any kind of indexation. In the case of the domestic business in Ecuador, both tariffs and sales are in dollars. The Company is therefore exposed to fluctuations in the different currencies, mainly: Chilean peso, Argentine peso, Uruguayan peso, Peruvian sol, Brazilian real, Australian dollar and New Zealand dollar; of these, the largest exposure is in Chilean pesos.

The company manages its exposure to foreign currency risk through hedging selected balances using forward exchange contracts and cross currency swaps. The impact of remaining, unhedged exposures is monitored on an ongoing basis and for the periods presented has not been relevant to the company's results.

(b) Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due.

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-

rate transactions and the contracting of derivative instruments or options.

(i) Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company's board, mainly in time deposits with different financial institutions, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as cash and cash equivalents and as investments held to maturity.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company's level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty. All other financial assets with contractual cash flows other than trade receivables are considered by the Company to have minimal credit risk, as they relate principally to the instruments issued by counterparties with high credit quality. The maximum credit loss associated with these instruments is their carrying value.

The Company has no guarantees to mitigate this exposure.

(ii) Operational activities

The Company has four large sales "clusters": travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by IATA (International Air Transport Association), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA's member airlines. In the case of credit-card administrators, they are fu-

lly guaranteed by the issuing institutions.

The exposure consists of the term granted, and this fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (BSP), Cargo Account Settlement Systems ("CASS"), IATA Clearing House ("ICH") and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

Credit quality of financial assets

The credit evaluation system used by the Company for trade receivables is that provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c) Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2010

Class of liability	Debtor Tax Nº	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days ThUS$	More than 90 days to one year ThUS $	More than one to three years ThUS $	More than three to five years ThUS $	More than five years ThUS $	Total ThUS $	Amortization	Effective rate %	Nominal value ThUS $	Nominal rate %
Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A	US $	7,425	22,305	53,471	47,128	93,325	223,654	Quarterly	5.19%	181,029	4.69%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	21,045	63,352	130,785	39,186	20,916	275,284	Quarterly	4.47%	256,417	4.47%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A	US $	19,838	59,513	158,688	149,595	209,374	597,008	Quarterly	5.16%	497,692	4.60%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A	US $	22,831	68,726	184,673	186,931	385,438	848,599	Quarterly	4.49%	707,306	4.00%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A	US $	5,626	16,842	44,872	44,796	135,714	247,850	Quarterly	3.64%	204,392	3.53%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A	US $	8,984	27,039	72,767	73,806	206,771	389,367	Quarterly	3.93%	326,235	3.48%
		Lan Airlines S.A.	Chile	0-E	SANTANDER	Spain	US $	2,919	8,859	24,242	25,206	95,708	156,934	Quarterly	0.95%	148,741	0.83%
Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A	US $	3,899	11,685	30,440	25,695	11,675	83,394	Quarterly	4.08%	77,096	3.71%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	2,249	6,786	18,376	22,613	43,431	93,455	Quarterly	1.27%	87,337	1.27%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A	US $	1,692	5,249	26,758	-	-	33,699	Quarterly	1.32%	32,921	1.27%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A	US $	3,858	11,873	14,628	-	-	30,359	Quarterly	1.28%	29,864	1.25%
Bankloans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	SANTANDER MADRID	Spain	US $	-	26,125	12,726	-	-	38,851	Semiannual	3.64%	37,500	3.55%
Bankloans	89.862.200-2	Lan Airlines S.A.	Chile	97.023.000-9	CORPBANCA	Chile	CLP	13,479	13,158	12,713	-	-	39,350	Semiannual	6.53%	36,858	6.44%
		Lan Airlines S.A.	Chile	76.645.030-K	ITAU	Chile	CLP	-	21,653	10,332	-	-	31,985	Semiannual	6.67%	29,967	6.60%
		Lan Airlines S.A.	Chile	97.006.000-6	BCI	Chile	CLP	-	38,144	18,188	-	-	56,332	Semiannual	6.71%	52,723	6.63%
		Lan Airlines S.A.	Chile	97.030.000-7	ESTADO	Chile	CLP	-	47,521	22,666	-	-	70,187	Semiannual	6.65%	65,704	6.59%
		Aires S.A	Colombia	0-E	HELM	Colombia	COP	3,944	-	-	-	-	3,944	30 days	3.37%	3,936	3.37%
Other loans	89.862.200-2	Lan Airlines S.A.	Chile	0-E	SANTANDER MADRID	Spain	US $	586	1,587	72,962	-	-	75,135	-	3.29%	72,962	3.29%
		Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A	US $	1,862	1,207	106,665	-	-	109,734	-	2.04%	106,209	2.04%
Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	6,018	22,331	61,273	24,643	4,751	119,016	-	-	115,189	-
Non-hedging Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	1,461	4,239	9,891	5,608	-	21,199	-	-	20,703	-
Accounts payable Other accounts payable		Lan Airlines S.A. and subsidiaries	Several	-	Sundry	-	US $	227,327	26,002	-	-	-	303,329	-	-	303,329	-
							CLP	28,058	-	-	-	-	28,058	-	-	28,058	-
							Others	169,307	-	-	-	-	169,307	-	-	169,307	-
Other accounts payable non-currents		Lan Airlines S.A. and subsidiaries	Several	-	Sundry	-	US $	-	-	54,000	-	-	54,000	-	-	54,000	-
Accounts payable related parties		Lan Airlines S.A. and subsidiaries	Several	96.847.880-K	Lufthansa Lan Technical Training S.A.	-	-	184	-	-	-	-	184	-	-	184	-
Total								602,592	504,196	1,141,116	645,207	1,207,103	4,100,214			3,645,660	

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2009

Class of liability	Debtor Tax Nº	Debtor	Debtor country	Creditor Tax No	Creditor	Creditor country	Currency	Up to 90 days ThUS$	More than 90 days to one year ThUS $	More than one to three years ThUS $	More than three to five years ThUS $	More than five years ThUS $	Total ThUS $	Amortization	Effective rate %	Nominal value ThUS $	Nominal rate %
Guaranteed obligations	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A	US $	7,355	22,153	59,137	47,630	116,885	253,160	Quarterly	5.19%	201,409	4.63%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	20,878	62,824	166,879	67,336	40,878	358,795	Quarterly	5.01%	325,998	5.01%
		Lan Airlines S.A.	Chile	0-E	PEFCO	U.S.A	US $	19,830	59,513	158,706	158,703	279,604	676,356	Quarterly	5.14%	552,605	4.58%
		Lan Airlines S.A.	Chile	0-E	BNP PARIBAS	U.S.A	US $	24,127	72,581	195,244	197,936	529,928	1,019,816	Quarterly	3.86%	840,814	3.72%
		Lan Airlines S.A.	Chile	0-E	RBS	U.S.A	US $	6,083	18,250	48,667	48,667	135,929	257,596	Quarterly	6.40%	191,879	5.67%
		Lan Airlines S.A.	Chile	0-E	WELLS FARGO	U.S.A	US $	1,551	5,637	15,009	14,975	52,100	89,272	Quarterly	3.61%	72,770	3.50%
Financial leases	89.862.200-2	Lan Airlines S.A.	Chile	0-E	ING	U.S.A	US $	3,940	11,790	31,105	51,561	-	98,396	Quarterly	4.45%	89,389	3.98%
		Lan Airlines S.A.	Chile	0-E	CALYON	France	US $	2,215	6,659	18,054	31,643	41,394	99,965	Quarterly	1.26%	95,036	1.24%
		Lan Airlines S.A.	Chile	0-E	CITIBANK	U.S.A	US $	1,585	4,920	33,656	-	-	40,161	Quarterly	1.10%	39,018	1.03%
		Lan Airlines S.A.	Chile	0-E	S.CHARTERED	U.S.A	US $	9,709	19,053	29,958	-	-	58,720	Quarterly	0.89%	58,247	0.73%
Bankloans	89.862.200-2	Lan Airlines S.A.	Chile	97.036.000-K	SANTANDER	Chile	US $	930	13,435	52,335	-	-	66,700	Semiannual	3.77%	50,000	3.68%
Bankloans	89.862.200-2	Lan Airlines S.A.	Chile	97.023.000-9	CORPBANCA	Chile	CLP	643	11,993	34,991	-	-	47,627	Semiannual	2.29%	45,356	2.82%
		Lan Airlines S.A.	Chile	76.645.030-K	ITAU	Chile	CLP	-	10,348	28,504	-	-	38,852	Semiannual	3.14%	36,876	3.06%
		Lan Airlines S.A.	Chile	97.006.006-6	BCI	Chile	CLP	-	18,390	50,287	-	-	68,677	Semiannual	3.38%	64,879	3.30%
		Lan Airlines S.A	Chile	97.030.000-7	ESTADO	Chile	CLP	-	22,721	62,520	-	-	85,241	Semiannual	3.12%	80,852	3.06%
Other loans		Lan Airlines S.A.	Chile	0-E	BOEING	U.S.A	US $	604	715	34,524	-	-	35,843	-	1.78%	34,524	1.78%
Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	5,118	16,647	39,874	11,326	(2,279)	70,686	-	-	69,433	-
Non-hedging Derivatives	89.862.200-2	Lan Airlines S.A.	Chile	-	OTHERS	-	US $	511	1,484	3,364	2,557	263	8,179	-	-	7,839	-
Accounts payable Other accounts payable		Lan Airlines S.A. and subsidiaries	Several	-	Sundry	-	US $	176,136	52,845	-	-	-	228,981	-	-	228,981	-
							CLP	35,023	-	-	-	-	35,023	-	-	35,023	-
							Others	113,434	-	-	-	-	113,434	-	-	113,434	-
Other accounts payable non-currents		Lan Airlines S.A. and subsidiaries	Several	-	Sundry	-	US $	-	-	54,000	18,000	-	72,000	-	-	72,000	-
Accounts payable related parties		Lan Airlines S.A. and subsidiaries	Several	-	Sundry	-	US $	297	-	-	-	-	297	-	-	297	-
Total								**429,969**	**431,958**	**1,116,814**	**650,334**	**1,194,702**	**3,823,777**			**3,306,659**	

The Company has fuel and interest rate hedging, strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives. During 2008, with the fall in the fuel price, the Company was obliged to provide cash guarantees for this concept.

At the end of 2009, the Company had provided US$ 40.4 million in derivative margin guarantees, for cash and stand-by letters of credit. At the end of December 31, 2010, have provided US$ 38.1 millions in security for cash due at maturity and acquisition of fuel contracts and rates, rising fuel prices and falling interest rates .

3.2. Capital risk management

The Company's objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its cost.

In order to maintain or adjust the capital structure, the Company could adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the capital according to the leverage ratio, in line with sector practice. This ratio is calculated as net adjusted debt to capital. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Capital is the amount of net equity without the impact of the market value of derivatives, plus net adjusted debt.

Currently the company's strategy, which has not changed since 2007, and has consisted of maintaining a leverage

ratio of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). The leverage ratios as of December 31, 2010, and December 31, 2009, were as follows:

3.3. Estimates of fair value

At December 31, 2010, the Company maintained financial instruments that should be recorded at fair value. These include:

Investments in short-term Mutual Funds (cash equivalent).
Interest rate derivative contracts
Fuel derivative contracts
Currency derivative contracts, and
Investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Total Loans	3,259,666	3,074,425
Last twelve months Operanting lease payment x 8 less:	788,704	669,696
Cash and marketable securities	(737,093)	(791,912)
Total net adjusted debt	3,311,277	2,952,209
Net Equity	1,296,814	1,098,827
Net coverage reserves	107,050	92,230
Total Capital	4,715,141	4,143,266
Leverage ratio	70.2%	71.3%

prices in active markets for identical assets or liabilities, (II) fair value based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period used the current price buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of period-end market.

The following table shows the classification of financial instruments at fair value at December 31, 2010 depending on the level of information used in the assessment:

	Fair value At December 31,	Fair value measurements using values considered as		
	2010 ThUS$	Level I ThUS$	Level II ThUS$	Level III ThUS$
Assets				
Short- term mutual funds	196,620	196,620	-	-
Fair value of interest rate derivatives	422	-	422	-
Fair value of fuel derivatives	45,814	-	45,814	-
Fair value of investment funds	58,857	58,857	-	-
Liabilities				
Fair value of interest rate derivatives	119,014	-	119,014	-
Fair value of foreign currency derivatives	20,916	-	20,916	-
Interest rate derivatives not accounted for as hedging instruments	19,748	-	19,748	-

Additionally, at December 31, 2010, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values the Company has valued these instruments as shown in the table below:

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, deposits and others accounts payables, non-currents, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of other financial assets, valuation was performed according to market prices at year end.

	As of December 31, 2010		As of December 31, 2009	
	Book value ThUS$	Fair value ThUS$	Book value ThUS$	Fair value ThUS$
Cash and cash equivalents				
Cash and cash equivalents	3,857	3,857	2,707	2,707
Bank balance	24,432	24,432	31,176	31,176
Time deposits	406,143	406,143	522,077	522,077
Other financial assets				
Domestic and foreign bonds	47,184	50,294	60,415	63,341
Other financial assets	80,836	80,836	27,227	27,227
Trade and other accounts receivables and right receivable, non-currents	489,233	489,233	430,929	430,929
Accounts receivable from related entities	50	50	38	38
Other financial liabilities	2,945,294	2,965,803	2,774,942	2,900,232
Trade and other accounts payable, currents	500,694	500,694	377,438	377,438
Accounts payable to related entities	184	184	297	297
Other accounts payable, mon-currents	368,372	368,372	371,483	371,483

NOTE 4 - Accounting Estimates and Judgments

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

1. The evaluation of possible impairment losses for certain assets.
2. The useful lives and residual values of fixed and intangible assets.
3. The criteria employed in the valuation of certain assets.
4. Air tickets sold that are not actually used.
5. The calculation of deferred income at the period-end, corresponding to the valuation of kilometers credited to holders of the Lan Pass loyalty card which have not yet been used.
6. The need provisions and where required the determination of their values.
7. The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require them to be modified in the future, in which case the effects would be accounted for prospectively.

NOTE 5 - Segmental Information.

The Company reports information by segments as established in IFRS 8 "Operating segments". This standard sets rules for the reporting of information by segments in the financial statements, plus reporting about products and services, geographical areas and principal customers. An operating segment is defined as a component of an entity on which financial information is held separately and which is evaluated regularly by the senior management in taking decisions with respect to the assignment of resources and evaluation of results. The Company believes that it has only one operating segment: air transportation.

	Air transportation segment for the year ended December 31:		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Income from ordinary activities	4,523,328	3,655,513	4,283,187
Interest income	14,946	18,183	18,480
Interest expense	(155,279)	(153,109)	(125,488)
Total Net interest expense	(140,333)	(134,926)	(107,008)
Depreciation and amortization	(336,491)	(304,062)	(256,499)
Segment profit	419,702	231,126	336,480
Earnings on investments	132	315	696
Expenses for income tax	(81,107)	(44,487)	(65,094)
Assets of segment	6,785,897	5,771,972	5,196,866
Investments in associates	593	1,236	1,389
Purchase of non-monetary assets	1,048,394	555,279	788,906

The Company's revenues by geographic area are as follows:

	For the year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Perú	554,072	458,384	432,979
Argentina	496,546	404,795	437,759
USA	858,630	680,179	946,235
Europe	447,702	343,819	380,824
Chile	1,239,350	1,004,291	1,149,084
Others *	927,028	764,045	936,306
Total (**)	4,523,328	3,655,513	4,283,187

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are primarily composed of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

(*) Includes the rest of Latin America and Asia Pacific.

(**) Includes operating revenues and other operating income.

NOTE 6 - Cash and Cash Equivalents

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Cash	3,857	2,707
Bank balances	24,432	31,176
Time deposits	406,143	522,077
Others	196,620	175,537
Total	631,052	731,497

Cash and cash equivalents are denominated in the following currencies at December 31, 2010, and December 31, 2009, are as follows:

Currency	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
US Dollar	194,212	228,879
Chilean peso (*)	368,360	435,514
Euro	7,844	13,255
Argentine peso	11,230	6,105
Brazilian real	4,759	3,041
Other currencies	44,647	44,703
Total	631,052	731,497

(*) The Company entered into currency derivative contracts (forward exchange controls) for ThUS $ 169,357 at December 31, 2010 (ThUS $ 367,412 at December 31, 2009), for conversion into dollars of investments in Chilean pesos and currency derivative contracts (cross currency swaps) for ThUS $ 30,258 at December 31, 2010 (ThUS $ 0 at December 31, 2009), for conversion into dollars of investment in Unidades de Fomento ("UF").

In Venezuela, effective 2003, the authorities decreed that all remittances abroad should be approved by the Currency Management Commission (CADIVI). Despite having free availability of bolivars in Venezuela, the Company has certain restrictions for freely remitting these funds outside Venezuela. At December 31, 2010 the amount subject to such restrictions in dollar terms is ThUS$ 26,738 (ThUS$ 26,196 at 31 December 2009).

The Company has no significant non-monetary transactions that should be reported.

NOTE 7 - Financial Instruments

7.1 Financial instruments by category

As of December 31, 2010

Assets	Held to maturity ThUS$	Loans and accounts receivable ThUS$	Hedging derivatives ThUS$	Held to trading ThUS$	Designated as at fair value through profit and loss on initial recognition ThUS$	Total ThUS$
Cash and cash equivalents	-	434,432	-	196,620	-	631,052
Others financial assets (*)	47,691	80,329	80,161	-	58,857	267,038
Trade and other current accounts receivable	-	481,350	-	-	-	481,350
Current accounts receivable from related parties	-	50	-	-	-	50
Non-current rights receivable	-	7,883	-	-	-	7,883
Total	47,691	1,004,044	80,161	196,620	58,857	1,387,373

Liabilities	Other financial Liabilities ThUS$	Hedging derivatives ThUS$	Held to trading ThUS$	Total ThUS$
Others financial liabilities	2,945,294	139,930	19,748	3,104,972
Trade and other current accounts payable	500,694	-	-	500,694
Current accounts payable to related parties	184	-	-	184
Others non-current accounts payable	368,372	-	-	368,372
Total	3,814,544	139,930	19,748	3,974,222

(*)The value submitted in held to maturity corresponds, mainly, to domestic and foreign bonds; and in the initial time designated at fair value through profit or loss applicable to private investment funds.

As of December 31, 2009

Assets	Held to maturity ThUS$	Loans and accounts receivable ThUS$	Hedging derivatives ThUS$	Held to trading ThUS$	Total ThUS$
Cash and cash equivalents	-	555,960	-	175,537	731,497
Others financial assets (*)	60,923	26,719	43,049	-	130,691
Trade and other current accounts receivable	-	423,739	-	-	423,739
Current accounts receivable from related parties	-	38	-	-	38
Non-current rights receivable	-	7,190	-	-	7,190
Total	60,923	1,013,646	43,049	175,537	1,293,155

Liabilities	Other financial Liabilities ThUS$	Hedging derivatives ThUS$	Held to trading ThUS$	Total ThUS$
Others financial liabilities	2,774,942	78,333	7,835	2,861,110
Trade and other current accounts payable	377,438	-	-	377,438
Current accounts payable to related parties	297	-	-	297
Others non-current accounts payable	371,483	-	-	371,483
Total	3,524,160	78,333	7,835	3,610,328

(*) The value submitted in held to maturity corresponds mainly to domestic and foreign bonds.

7.2 Financial instruments by currency

a) Assets

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Cash and cash equivalents	631,052	731,497
US dollar	194,212	228,879
Chilean peso	368,360	435,514
Euro	7,844	13,255
Argentine peso	11,230	6,105
Brazilian Real	4,759	3,041
Others	44,647	44,703
Other financial Assets	267,038	130,691
US dollar	255,808	122,122
Brazilian Real	6,731	5,334
Others	4,499	3,235
Trade and other current accounts receivable	481,350	423,739
US dollar	354,702	319,980
Chilean peso	28,606	52,073
Euro	8,429	5,192
Argentine peso	6,702	15,158
Brazilian Real	31,329	11,190
Australian dollar	12,456	7,595
Others	39,126	12,551
Non-current rights receivable	7,883	7,190
US dollar	9	9
Chilean peso	7,864	7,179
Others	10	2

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current accounts receivable from related parties	50	38
US dollar	29	29
Chilean peso	21	9
Total financial assets	1,387,373	1,293,155
US dollar	804,760	671,019
Chilean peso	404,851	494,775
Euro	16,273	18,447
Argentine peso	17,932	21,263
Brazilian Real	42,819	19,565
Australian dollar	12,456	7,595
Others	88,282	60,491

b) Liabilities

Liabilities information is detailed in the table within Note 3 section (c) Liquidity risk.

NOTE 8 - Trade, Other Accounts Receivable And Non-Current Rights Receivable

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Trade accounts receivable	435,576	407,320
Other accounts receivable and rights receivable	75,734	47,426
Total trade and other accounts receivable	511,310	454,746
Less: Allowance for impairment loss	(22,007)	(23,817)
Total net trade and other accounts receivable	489,233	430,929
Less: non- currents portion - rights receivable	(7,883)	(7,190)
Trade and other accounts receivable, currents	481,350	423,739

The fair value of trade and other accounts receivable does not differ significantly from their book value.

There are overdue accounts receivable but that are not impaired. Maturity of these accounts is as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Up to 3 months	12,506	10,094
Between 3 and 6 months	11,114	8,718
Total	23,620	18,812

The amounts of impaired trade and other accounts receivable are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Judicial and extra-judicial collection	10,586	10,383
Debtors under extra-judicial collection process	5,259	5,031
Total	15,845	15,414

Currency balances that make up the trade receivables, other accounts receivables and rights receivables non-current at December 31, 2010 and December 31, 2009, are as follows:

Currency	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
US Dollar	354,711	319,989
Chilean peso	36,470	59,252
Euro	8,429	5,192
Argentine peso	6,702	15,158
Brazilian real	31,329	11,190
Australian Dollar	12,456	7,595
Other	39,136	12,553
Total	489,233	430,929

The Company recorded allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
judicial and extra-judicial collection Assets	100%
Over 1 year	100%
Betwen 6 and 12 months	50%

The movement in the allowance for impairment loss of trade accounts and other accounts receivables from January 01, 2009 and December 31, 2010 is as follows:

	ThUS$
As of January 01, 2009	(22,790)
Write -offs	6,110
Increase in allowance	(7,137)
Balance as of December 31, 2009	(23,817)
As of January 01, 2010	(23,817)
Write- offs	5,039
Increase in allowance	(3,299)
Balance as of December 31,2010	(22,077)

Once extra-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk determining whether it is appropriate to re-classify accounts as in pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above:

	As of December 31, 2010			As of December 31, 2010		
	Gross exposure ThUS$	Gross Impaired exposure ThUS$	Exposure net of risk concentrations ThUS$	Gross exposure ThUS$	Gross Impaired exposure ThUS$	Exposure net of risk concentrations ThUS$
Trade accounts receivable	435,576	(22,077)	413,499	407,302	(23,817)	383,503
Other accounts receivable	75,734	-	75,734	47,426	-	47,426

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially important direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - Accounts Receivable From/Payable To Related Parties

The accounts receivable from and payable to related entities as of December 31, 2010 and December 31, 2009, respectively, are as follows:

a) Accounts Receivable

At December 31, 2010 and December 31, 2009, there have been no loan loss provisions.

Tax No.	Related Party	Relationship	Country of origin	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$	Currency	Transaction deadlines	Nature of transaction
96.778.310-2	Concesionaria Chucumata S.A	Asociate	Chile	4	6	CLP	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Asociate	Chile	2	-	CLP	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A	Other related parties	Chile	15	-	CLP	30 to 45 Days	Monetary
96.669.520-K	Red de Televisión Chilevisión S.A	Other related parties	Chile	-	3	CLP	30 to 45 Days	Monetary
96.812.280-0	San Alberto S.A. and Subsidiaries	Other related parties	Chile	29	29	US$	30 to 45 Days	Monetary
	Total current assets			50	38			

b) Accounts payable

Tax No.	Related Party	Relationship	Country of origin	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$	Currency	Transaction deadlines	Nature of transaction
96.847.880-K	Lufthansa Lan Technical Training S.A.	Asociate	Chile	184	246	US$	30 to 45 Days	Monetary
96.921.070-3	Austral Sociedad Concesionaria S.A.	Asociate	Chile	-	6	CLP	30 to 45 Days	Monetary
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	-	10	CLP	30 to 45 Days	Monetary
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	-	35	US$	30 to 45 Days	Monetary
	Total current liabilities			184	297			

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

NOTE 10 - Inventories

The inventories at December 31, 2010 and December 31, 2009 respectively, are detailed below:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Technical stock	40,625	35,684
Non-technical stock	12,568	10,879
	53,193	46,563

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services, which are valued at average cost, net of provision for obsolescence that as of December 31, 2010 amounts to ThUS$ 3,075 (ThUS$ 808 as of December 31, 2009). The resulting amounts do not exceed the respective net realizable values.

For the period ended December 31, 2010, the Company recorded ThUS$ 32,915 (ThUS$ 32,677 for the period ended December 31, 2009 and ThUS$ 35,147 for the period ended December 31, 2008) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of cost of sales.

NOTE 11 - Other Financial Assets

The composition of other financial assets, is as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
a) Other financial assets	165,712	72,027
b) Hedging asset	79,739	38,640
Total current	245,451	110,667
Non-current		
a) Other	21,165	15,615
b) Hedging assets	422	4,409
Total non-current	21,587	20,024

a) Other financial assets

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
Investment Funds	58,857	-
Domestic and Foreign bonds	47,184	60,415
Guarantees for margins of derivatives	39,868	2,400
Deposits in guarantee (aircraft)	12,030	308
Other guarantees given	7,773	8,904
Total current	165,712	72,027
Non-current		
Deposits in guarantee (aircraft)	15,000	13,780
Other guarantees given	5,658	1,327
Other investments	507	508
Total non-current	21,165	15,615
Total other financial assets	186,877	87,642

b) Hedging assets

Hedging assets as of December 31, 2010 and December 31, 2009, are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
Interest accrued since last payment date currency Swap	3,691	-
Cash-flow hedge of interest - rate risk	-	501
Cash-flow hedge of currency risk	30,234	23,691
Cash-flow hedge of fuel-price risk	45,814	14,448
Total current	79,739	38,640
Non-current		
Cash-flow hedge of interest - rate risk	422	2,628
Cash-flow hedge of currency risk	-	1,781
Total non-current	422	4,409
Total hedging assets	80,161	43,049

Foreign currency derivatives include the fair value of Cross Currency Swap contracts.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 20.

NOTA 12 - Other Non Financial Assets

The composition of other non financial assets is as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
a) Advance Payments	17,648	15,258
b) Other assets	1,172	1,870
Total current	18,820	17,128
Non-Current		
a) Advance Payments	3,768	713
b) Other assets	28,740	28,023
Total non- current	32,508	28,736

a) Advance payments

Advance payments as of December 31, 2010 as of December 31, 2009 are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
Aircraft insurance and other	6,459	5,978
Aircraft leases	7,343	6,204
Others	3,846	3,076
Total current	17,648	15,258
Non-Current		
Handling and ground handling services	2,971	-
Others	797	713
Total non-current	3,768	713
Total advance payments	21,416	15,971

b) Other assets

Other assets as of December 31, 2010, as of December 31, 2009 are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
Others	1,172	1,870
Total current	1,172	1,870
Non-current		
Recoverable taxes	23,343	20,308
Deferred expense for aircraft rental	4,984	7,328
Others	413	387
Total non-current	28,740	28,023
Total other assets	29,912	29,893

NOTE 13 - Non-Current Assets (Or Disposal Groups) Classified As Held For Sale

Non-current assets and disposal groups held for sale as of December 31, 2010, and December 31, 2009 are as follows:

During the financial year 2010 sales were made of rotables, inventories held on consignment and three engines, all of the Boeing 737 fleet.

During the same period of 2009 sales were made of rotables, inventories held on consignment, sale of an aircraft and five engines, all of the Boeing 737 fleet.

The balances have been written down by ThUS$ 5,212 (ThUS$ 4,179 at December 31, 2009) to fair value less costs to sell.

The Company has no discontinued operations as of December 31, 2010.

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Engines	2,204	5,603
Inventories on consignment	748	2,348
Aircraft	1,537	1,537
Scrapped aircraft	970	880
Rotables	38	551
Total	5,497	10,919

NOTE 14 - Investments In Subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of Lan Airlines S.A. and Subsidiaries. The consolidation also includes special-purpose entities and investment funds.

The following is a summary of financial information with respect to the sum of the financial statements of subsidiary companies, special-purpose entities and investment funds that have been consolidated:

As of December 31, 2010	Assets ThUS$	Liabilities ThUS$
Current	442,743	565,606
Non-current	1,388,194	773,927
Total	1,830,937	1,339,533

As of December 31, 2009	Assets ThUS$	Liabilities ThUS$
Current	261,917	359,230
Non-current	1,246,141	757,164
Total	1,508,058	1,116,394

	For the year ended December 31, 2010 ThUS$	2009 ThUS$
Total operating revenues	1,931,998	1,567,503
Total expenses	(1,849,438)	(1,483,185)
Total net income	82,560	84,318

Significant subsidiaries detailed of December 31, 2010

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significants restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries

Name of significant subsidiary	Statement of financial position as of december 31, 2010						For the year ended December 31, 2010	
	Total Assets ThUS$	Current Assets ThUS$	Non-Current Assets ThUS$	Total Liabilities ThUS$	Current Liabilities ThUS$	Non-Current Liabilities ThUS$	Revenue ThUS$	Net Income ThUS$
Lan Perú S.A.	124,761	113,579	11,182	114,771	113,750	1,021	759,704	1,524
Lan Cargo S.A.	737,550	183,877	553,673	340,082	103,018	237,064	209,512	59,285
Lan Argentina S.A.	113,168	84,751	28,417	88,286	87,420	866	381,168	2,984
Transporte Aéreo S.A.	329,190	215,575	113,615	123,056	28,777	94,279	296,543	31,227
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	48,416	24,561	23,855	51,723	38,299	13,424	235,877	1,011

Significant subsidiaries detailed of December 31, 2009

Name of significant subsidiary	Country of incorporation	Functional currency	% Ownership	Nature and scope of significants restrictions on transferring funds to controller
Lan Perú S.A.	Perú	US$	70.00000	Without significant restrictions
Lan Cargo S.A.	Chile	US$	99.89804	Without significant restrictions
Lan Argentina S.A.	Argentina	ARS	99.00000	Without significant restrictions
Transporte Aéreo S.A.	Chile	US$	100.00000	Without significant restrictions
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	Ecuador	US$	71.91673	Without significant restrictions

Summary financial information of significant subsidiaries

Name of significant subsidiary	Statement of financial position as of december 31, 2009						For the year ended December 31, 2009	
	Total Assets ThUS$	Current Assets ThUS$	Non-Current Assets ThUS$	Total Liabilities ThUS$	Current Liabilities ThUS$	Non-Current Liabilities ThUS$	Revenue ThUS$	Net Income ThUS$
Lan Perú S.A.	85,773	75,886	9,887	75,221	74,607	614	683,453	4,830
Lan Cargo S.A.	744,176	174,147	570,029	374,378	87,213	287,165	175,734	97,186
Lan Argentina S.A.	96,720	66,020	30,700	73,194	72,521	673	316,859	10,205
Transporte Aéreo S.A.	319,340	202,246	117,094	118,433	21,256	97,177	251,398	38,759
Aerolane Líneas Aéreas Nacionales de Ecuador S.A.	43,638	19,137	24,501	47,955	34,953	13,002	195,718	1,651

NOTE 15 - Equity Accounted Investments

The following summarized financial information is the sum of the financial statements of the investees, corresponding to the statements of financial position as of December 31, 2010 and December 31, 2009, and the statements of income for the periods ended December 31, 2010, and December 31, 2009:

As of December 31, 2010	Assets ThUS$	Liabilities ThUS$
Current	1,865	301
Non-Current	382	562
Total	2,247	863

As of December 31, 2009	Assets ThUS$	Liabilities ThUS$
Current	5,338	414
Non- Current	356	322
Total	5,694	736

	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Total operating revenues	2,408	5,981
Total expenses	(2,162)	(4,486)
Sum of net income	246	1,495

The Company has shown as investment in associates its holdings in the following companies: Austral Sociedad Concesionaria S.A., Lufthansa Lan Technical Training S.A. and Concesionaria Chucumata S.A. The Company made no investments in associates during the year ended December 31, 2010.

Company	Country of incorporation	Functional currency	Percentage of ownership As of December 31, 2010 %	Percentage of ownership As of December 31, 2009 %	Cost of investment As of December 31, 2010 ThUS$	Cost of investment As of December 31, 2009 ThUS$
Austral Sociedad Concesionaria S.A.	Chile	CLP	20.00	20.00	661	661
Lufthansa Lan Technical Training S.A.	Chile	CLP	50.00	50.00	702	702
Concesionaria Chucumata S.A.	Chile	CLP	16.70	16.70	119	119

These companies do not have significant restrictions on the ability to transfer funds.

The movement of investments in associates for the periods January 01, 2009 and December 31, 2010 is as follows:

	ThUS$
Opening balance as January 01, 2009	1,389
Equity accounted earnings	315
Participation in previous period items	(54)
Dividends received	(414)
Total changes in investments in associated entities	(153)
Closing balance as of December 31, 2009	1,236
Opening balance as January 01, 2010	1,236
Equity accounted earnings	132
Other reductions	(665)
Dividends received	(110)
Total changes in investments in associated entities	(643)
Closing balance as of December 31, 2010	593

The Company records the gain or loss on its investments in associates on a monthly basis in the consolidated statement of income, using the equity method. The Company has no investments in associates which are not accounted for using the equity method.

NOTE 16 - Intangible Assets Other Than Goodwill

Composition and movement of intangible assets

Intangible assets are as follows:

Classes of intangible assets (net)	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Computer software	45,183	34,087
Other assets	566	727
Total	45,749	34,814

Classes of intangible assets (gross)	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Computer software	83,875	63,585
Other assets	808	808
Total	84,683	64,393

The movement in software and other assets from January 01, 2009 and December 31, 2010 is as follows:

	Software Net ThUS$	Other assets Net ThUS$	Total ThUS$
Opening balance as of January 01,2009	27,447	-	27,447
Additions	14,881	808	15,689
Withdrawals	(73)	-	(73)
Amortization	(8,168)0	(81)	(8,249)
Balance as of December 31, 2009	34,087	727	34,814

	Software Net ThUS$	Other assets Net MUS$	Total ThUS$
Opening balance as of January 01, 2010	34,087	727	34,814
Additions	20,915	-	20,915
Acquisitions Through business combinations	154	-	154
Withdrawals	(779)	-	(779)
Amortization	(9,194)	(161)	(9,355)
Balance as December 31, 2010	45,183	566	45,749

Intangible assets with defined useful lives consist primarily of licensing and computer software, for which the Company has established useful lives of between 4 and 7 years.

The Company shows its intangible assets at cost and amortization is made on a straight-line basis over their estimated useful lives. The amortization of each period is shown in the consolidated statement of results in administrative expenses. The accumulated amortization of computer programs as of December 31, 2010 amounts to ThUS$ 38,692 (ThUS$ 29,498 as of December 31, 2009). The accumulated amortization of other identifiable intangible assets as of December 31, 2010 amounts to ThUS$ 242 (ThUS$ 81 as of December 31, 2009).

NOTE 17 - Goodwill

The goodwill represents the excess of cost of acquisition over the fair value of the participation of the Company in the identifiable net assets of the subsidiary at the acquisition date. Goodwill at December 31, 2010 amounted to ThUS$ 157,994 (ThUS$ 63,793 at December 31, 2009)

The Company performed an impairment test based on the value in use and no impairment was identified.

The value in use of those cash generating units to which goodwill has been assigned has been determined assuming that yields, occupation factors and fleet capacity are maintained at current obtainable levels. The company projects cash flows for number periods which is consistent with its internal budgeting process and thereafter calculates a terminal value. Growth rates applied in determining these terminal values are consistent with long range economic forecasts for the relevant markets in which these cash generating units operate. The

determined cash flows are discounted at a rate which takes into account the time value of money and risks related to those cash generating units which have not been taken into account in estimation of the units' future cash flows.

The movement of goodwill from January 01, 2009 to December 31, 2010, is as follows:

	ThUS$
Opening balance as of January 01, 2009	62,927
Additions	920
Decrease due to exchange rate differences	(54)
Closing balance as of December 31, 2009	63,793
Opening balance as of January 01, 2010	63,793
Additions (*)	94,224
Decrease due to exchange rate differences	(23)
Closing balance as of December 31, 2010	157,994

(*) Corresponds to the goodwill generated by the purchase of Aerovías de Integración Regional, Aires S.A. (see Note 39).

NOTA 18 - Property, Plant And Equipment

The composition by category of property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value	
	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Construction in progress	715,603	264,259	-	-	715,603	264,259
Land	35,538	35,538	-	-	35,538	35,538
Buildings	101,181	100,662	(21,060)	(18,696)	80,121	81,966
Plant and equipment	4,816,723	4,051,718	(1,153,587)	(820,036)	3,663,136	3,231,682
Information technology equipment	83,711	75,185	(65,112)	(60,142)	18,599	15,043
Fixed installations and accesories	52,954	45,526	(25,951)	(21,867)	27,003	23,659
Motor vehicles	3,269	2,853	(1,979)	(1,902)	1,290	951
Leasehold improvements	87,168	76,536	(43,048)	(26,250)	44,120	50,286
Other property, plants and equipment	646,236	863,620	(283,216)	(370,448)	363,020	493,172
Total	6,542,383	5,515,897	(1,593,953)	(1,319,341)	4,948,430	4,196,556

The movement in the different categories of property, plant and equipment from January 01, 2009 to December 31, 2010 is shown below:

a) As of December 31, 2009

	Construction in progress ThUS$	Lands ThUS$	Buildings Net ThUS$	Plant and equipment Net ThUS$	Information technology equipment Net ThUS$	Fixed installa-tions & acces-sories Net ThUS$	Motor vehicles Net ThUS$	Leasehold improve-ment Net ThUS$	Other property, plant and equipment Net ThUS$	Property, Plan and equipment Net ThUS$
Opening balance as of January 01, 2009	267,844	35,538	78,210	3,079,911	16,336	22,027	809	46,549	418,839	3,966,063
Additions	15,232	-	20	531,038	4,025	2,109	341	863	12,951	566,579
Disposals	(7)	-	-	(6,047)	-	(16)	(25)	-	(1)	(6,096)
Transfers to (from) non-current assets (or disposal groups) classified as Held for Sale	-	-	-	(4,029)	-	-	-	-	-	(4,029)
Asset retirements	-	-	-	(2,299)	(22)	(5)	(2)	-	(864)	(3,192)
Depreciation	-	-	(2,114)	(199,673)	(5,672)	(3,777)	(179)	(13,371)	(42,069)	(266,855)
Increases (decrease) due to exchanges differences	(49)	-	-	(2,034)	278	284	(2)	-	5	(1,518)
Other increases (decreases)	(18,761)	-	5,850	(165,185)	98	3,037	9	16,245	104,311	(54,396)
Changes, total	(3,585)	-	3,756	151,771	(1,293)	1,632	142	3,737	74,333	230,493
Closing balance as of December 31, 2009	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556

b) As of December 31, 2010

	Construction in progress ThUS$	Lands ThUS$	Buildings Net ThUS$	Plant and equipment Net ThUS$	Information technology equipment Net ThUS$	Fixed installations & accessories Net ThUS$	Motor vehicles Net ThUS$	Leasehold improvement Net ThUS$	Other property, plant and equipment Net ThUS$	Property, Plan and equipment Net ThUS$
Opening balance as of January 01, 2010	264,259	35,538	81,966	3,231,682	15,043	23,659	951	50,286	493,172	4,196,556
Additions	10,229	-	115	571,422	9,516	2,341	420	2,410	6,673	603,126
Acquisitions throught business combinations	-		1,006	490	137	335	107	-	480	2,555
Disposals	-	-	-	(190)	-	-	(7)	-	(2)	(199)
Transfers to (from) non-current assets (or disposal groups) classified as Held for Sale	-	-	-	2,552	-	-	-	-	-	2,552
Retirements	-	-	-	(6,633)	(536)	(2)	(12)	-	(2,550)	(9,733)
Depreciation	-	-	(2,315)	(235,800)	(5,217)	(3,997)	(172)	(16,797)	(32,315)	(296,613)
Increases (decrease) due to exchanges differences	(62)	-	-	(857)	16	(13)	(3)	-	(27)	(946)
Other increases (decreases)	441,177	-	(651)	100,470	(360)	4,680	6	8,221	(102,411)	451,132
Changes, total	451,344	-	(1,845)	431,454	3,556	3,344	339	(6,166)	(130,152)	751,874
Closing balance as of December 31, 2010	715,603	35,538	80,121	3,663,136	18,599	27,003	1,290	44,120	363,020	4,948,430

c) Composition of the fleet

Aircraft included in the company`s property, plan and equipment:

Aircraft	Model	As of December 31, 2010	As of December 31, 2009
Boeing 737	200ADV (1)	-	2
Boeing 767	300ER	18	17
Boeing 767	300F	8	8
Boeing 767	200ER (2)	1	1
Airbus A318	100	15	15
Airbus A319	100	20	20
Airbus A320	200	24	16
Airbus A340	300	4	4
Total		90	83

(1) Leased to Sky Service S.A.

(2) Leased to Aerovías de México S.A

Operating leases:

Aircraft	Model	As of December 31, 2010	As of December 31, 2009
Boeing 767	300ER	10	10
Boeing 767	300F	3	1
Boeing 777	Freighter	2	2
Airbus A320	200 (3)	5	2
Airbus A340	300	1	1
Boeing 737	700 (4)	9	-
Bombardier	Dash 8-200 (4)	11	-
Bombardier	Dash 8-Q400(4)	4	-
Total		45	16
Total fleet		135	99

(3) Two aircraft leased to Aeroasis S.A.

(4) Aircraft incorporated through the business combination with Aires S.A.

d) Method used for the depreciation of property, plant and equipment:

	Method	Useful life minimum	Useful life maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long- haul fleet (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accesories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plants and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long- haul fleet (*)	3	20

(*) Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

Depreciation charged to income in the period ended December 31, 2010, included in the consolidated statement of income, amounts to ThUS$ 296,613 (ThUS$ 266,855 for the period ended December 31, 2009 and ThUS$ 222,997 for the period ended December 31, 2008). Depreciation charges for the year are recognized in Cost of Sales and Administrative Expenses in the consolidated statement of income.

e) Additional information regarding property, plant and equipment:

i) Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2010 direct guarantees were added for nine aircraft, eight of them corresponding to the Airbus 320-200 fleet, and one Boeing 767-300 fleet. Additionally, the Company exercised the option to buy three Boeing 767-300 aircraft to Condor Leasing LLC.

Description of property, plant and equipment pledged as guarantee:

			As of December 31, 2010 ThUS$		As of December 31, 2009 ThUS$	
Creditor of guarantee	Assets committed	Fleet	Existing Debt ThUS$	Book Value ThUS$	Existing Debt ThUS$	Book Value ThUS$
Wilmington Trust Company	Aircraft and engines	Boeing 767	1,061,378	1,330,614	1,091,379	1,316,103
BNP Paribas	Aircraft and engines	Airbus A319	297,320	370,476	324,584	389,071
		Airbus A318	299,422	359,944	323,947	380,928
		Airbus A320	407,275	478,082	119,567	140,501
Calyon	Aircraft and engines	Airbus A319	108,803	178,342	123,760	176,072
		Airbus A320	58,236	172,426	80,361	176,135
		Airbus A340	89,378	234,892	121,877	259,820
Total direct guarantee			2,321,812	3,124,776	2,185,475	2,838,630

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in property, plant and equipment whose total debt at December 31, 2010 amounted to ThUS $ 227,218 (ThUS $ 281,691 at December 31, 2009). The book value of assets with indirect guarantees as of December 31, 2010 amounts to ThUS$ 328,838 (ThUS $ 453,970 as of December 31, 2009).

ii) Commitments and others

Assets fully depreciated and commitments for future purchases are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Gross book value of property, plants and equipment fully depreciated still in use (1)	57,612	53,417
Commitments for the acquisition of aircraft	12,350,000	8,880,000

(1) The amounts shown relate mainly to land support equipment, computer equipment and tools.

In December 2009, the Company signed a purchase commitment with Airbus for the purchase of another 30 aircraft of the A320 family with deliveries between 2011 and 2014. Additionally, in December 2010 the Company made another commitment to the manufacturer for the purchase of 50 new A320 family aircraft with deliveries between 2012 and 2016.

With the above, as of December 31, 2010, and as a result of different aircraft purchase contracts signed with Airbus S.A.S., there remain 87 Airbus aircraft of the A320 family to be delivered between 2011 and 2016. The approximate amount is ThUS$ 6,300,000, according to the manufacturer's price list.

As of December 31, 2010, and as a result of different aircraft purchase contracts signed with The Boeing Company, there remain 6 B767-300ER aircraft to be delivered between 2011 and 2012, 2 B777 – Freighter aircraft for delivery in 2012 and 26 B787 Dreamliner aircraft with a delivery date within the next 10 years. The approximate amount is ThUS$ 6,050,000, according to the manufacturer's price list. In addition, the Company has purchase options over 1 B777- Freighter aircraft and 15 B787 Dreamliner aircraft.

The acquisition of the aircraft is part of the strategic plan for long haul fleet. This plan also means the sale of 15 aircraft model Airbus 318 between 2011 and 2013. It is estimated that this sale will have no significant impact on results.

iii) Capitalized interest costs with respect to property, plant and equipment.

		For the year ended December 31,		
		2010	2009	2008
Average rate of capitalization of capitalized interest cost	%	4.31	4.33	5.26
Costs of capitalized interest	ThUS$	18,400	9,943	18,821

iv) Financial leases

The detail of the main financial leases is as follows:

Lessor	Aircraft	As of December 31, 2010	As of December 31, 2009
Condor Leasing LLC	Boeing 767	-	3
Bluebird Leasing LLC	Boeing 767	2	2
Eagle Leasing LLC	Boeing 767	2	2
Seagull Leasing LLC	Boeing 767	1	1
Linnet Leasing Limited	Airbus A320	4	4
Total		9	12

Leasing contracts where the lessee acts as the parent company of aircraft set a duration of 12 years and quarterly payments of obligations. Additionally, the tenant will hire and have outstanding obligations of insurance coverage for the aircraft, perform maintenance on them to update their own cost and airworthiness certificates.

Fixed assets acquired under financial leases are classified as Other fixed assets in Property, plant and equipment. As of December 31, 2010, the Company has 9 aircraft and 1 spare engine recorded as financial leases (12 aircraft and 1 spare engine as of December 31, 2009).

In the period ended December 31, 2010 the Company exercised the option to buy three Boeing 767-300 aircraft to Condor Leasing LLC. Product of the above, both aircraft were reclassified from the category Other property, plant and equipment to Plant and equipment category. Additionally, during December 2010 extending the financing period of a Boeing 767-300 for a period of three years.

The book value of assets under financial leases as of December 31, 2010 amounts to ThUS$ 319,541 (ThUS$ 458,417 as of December 31, 2009).

The minimum payments under financial leases are as follows:

As of December 31, 2010

	Gross value ThUS$	Interest ThUS$	Present value ThUS$
No later than one year	57,976	(3,679)	54,297
Between one and five years	127,370	(7,421)	119,949
Over five years	55,106	(1,781)	53,325
Total	240,452	(12,881)	227,571

As of December 31, 2009

	Gross value ThUS$	Interest ThUS$	Present value ThUS$
No later than one year	59,871	(4,846)	55,025
Between one and five years	195,102	(9,584)	185,518
Over five years	41,395	(129)	41,266
Total	296,368	(14,559)	281,809

NOTE 19 - Income Taxes

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same tax authority. The balances of deferred taxes are as follows:

	Assets		Liabilities	
Concept	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Depreciation	(415)	(476)	290,254	221,712
Amortization	12,286	2,103	29,606	24,556
Provisions	8,128	2,995	23,017	5,097
Post-employment benefit obligations	622	333	(982)	(850)
Revaluation of financial	-	-	(21,926)	(18,891)
Tax losses	13,229	5,013	-	-
Others	4,234	684	(7,957)	8,995
Total	38,084	10,652	312,012	240,619

Movements of deferred tax assets and liabilities from January 01, 2009 to December 31, 2010 are as follows:

a) As of December 31, 2009

	Beginning balance asset (liability) ThUS$	Recognized in consolidated income ThUS$	Recognized in comprehensive income ThUS$	Incorporation by business combinations ThUS$	Ending balance asset (liability) ThUS$
Depreciation	(166,970)	(55,218)	-	-	(222,188)
Amortization	(29,831)	7,378	-	-	(22,453)
Provisions	4,082	(6,184)	-	-	(2,102)
Post-employment benefit obligations	853	330	-	-	1,183
Revaluation of financial	61,817	(1)	(42,925)	-	18,891
Tax losses	10,182	(5,169)	-	-	5,013
Others	(34,920)	25,601	1,008	-	(8,311)
Total	(154,787)	(33,263)	(41,917)	-	(229,967)

b) As of December 31,2010

	Beginning balance asset (liability) ThUS$	Recog-nized in consolida-ted income ThUS$	Recog-nized in compre-hensive income ThUS$	Incorpo-ration by business combina-tions ThUS$	Ending balance asset (liability) ThUS$
Depreciation	(222,188)	(68,481)	-	-	(290,669)
Amortization	(22,453)	(5,948)	-	11,081	(17,320)
Provisions	(2,102)	(17,968)	-	5,181	(14,889)
Post-employment benefit obligations	1,183	(196)	-	617	1,604
Revaluation of financial	18,891	-	3,035	-	21,926
Tax losses	5,013	(1,303)	-	9,519	13,229
Others	(8,311)	18,077	(120)	2,545	12,191
Total	(229,967)	(75,819)	2,915	28,943	(273,928)

Deferred tax assets not recognized:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Temporary differences	2,152	2,152
Tax losses	1,662	3,629
Total Deferred tax assets not recognized	3,814	5,781

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The group did not recognize deferred income tax assets of ThUS$ 1,662 (ThUS$ 3,629 at December 31, 2009) in respect of losses amounting to ThUS$ 5,992 (ThUS$ 11,456 at December 31, 2009) that can be carried against future taxable income.

Expense (income) for deferred and current income taxes for the years ended at December 31, 2010 and 2009 respectively, are as follows:

	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Expense for current income tax		
Current tax expense	8,890	8,323
Adjustment to previous year's current tax	(3,153)	(2,177)
Other current tax expense (income)	(1,881)	5,556
Current tax expense, net, total	3,856	11,702
Expense for deferred income taxes		
Deferred expense (income) for taxes related to the creation and reversal of temporary differences	75,284	31,128
Increases (reduction) in value of deferred tax assets	1,967	1,657
Deferred tax expense, net, total	77,251	32,785
Income tax expense	81,107	44,487

Composition of income tax expense (income):

	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Current tax expense, net, foreign	1,121	2,185
Current tax expense, net, Chile	2,735	9,517
Current tax expense, net, total	3,856	11,702
Deferred tax expense, net foreign	3,724	2,024
Deferred tax expense, net, Chile	73,527	30,761
Deferred tax expense, net, total	77,251	32,785
Income tax expense	81,107	44,487

Reconciliation of tax expense using the legal rate to the tax expense using the effective rate:

	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Tax expenses using the legal rate	85,138	46,854
Tax effect of rates in other jurisdictions	1,491	6,792
Tax effect of non- taxable operating revenues	(4,089)	(10,556)
Tax effect of disallowable expenses	849	836
Tax effect of current period tax losses not recognized	1,967	1,801
Other increases (decreases)	(4,249)	(1,240)
Total adjustments to tax expense using the legal rate	(4,031)	(2,367)
Tax expense using the effective rate	81,107	44,487

Reconciliation of legal tax rate to effective tax rate:

	For the year ended December 31,	
	2010 %	2009 %
Legal tax rate	17.00	17.00
Effect of tax rates in other jurisdictions	0.30	2.46
Effect of tax rate on non-taxable operating revenues	(0.82)	(3.83)
Effect of tax rate on disallowable expenses	0.17	0.30
Effect of taxe rate on use of not-previously recognized tax losses	0.39	0.66
Other increase (decrease)	(0.84)	(0.45)
Total adjustment to the legal tax rate	(0.80)	(0.86)
Total effective tax rate	16.20	16.14

Deferred taxes related to items charged to net equity:

	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Aggregate deferred taxation related to items charged to net equity	2,316	(42,425)
Total deferred taxes related to item charged to net equity	2,316	(42,425)

Effects on deferred taxes of the components of other comprehensive income:

As of December 31, 2010

	Amount before taxes ThUS$	Income tax expense (income) ThUS$	Amount after Taxes ThUS$
Cash-flow hedges	17,855	(3,035)	14,820
Translation adjustment	(708)	120	(588)
		(2,915)	

As of December 31, 2009

	Amount before taxes ThUS$	Income tax expense (income) ThUS$	Amount after Taxes ThUS$
Cash-flow hedges	(252,508)	42,925	(209,583)
Translation adjustment	5,929	(1,008)	4,921
		41,917	

NOTE 20 - Other Financial Liabilities

The composition of other financial liabilities is as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
a) Bank loans	495,261	385,421
b) Other financial liabilities	5,321	2,031
c) Hedge liabilities	42,042	30,480
Total current	542,624	417,932
Non-current		
a) Bank loans	2,450,033	2,389,521
b) Other financial liabilities	14,427	5,804
c) Hedge liabilities	97,888	47,853
Total Non-current	2,562,348	2,443,178

a) Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
Bank loans	150,915	71,124
Guaranteed obligations	283,637	245,717
Financial leases	54,297	68,076
Other loans	6,412	504
Total Current	495,261	385,421
Non- current		
Bank loans	73,921	207,657
Guaranteed obligations	2,023,666	1,933,607
Financial leases	173,274	213,733
Other loans	179,172	34,524
Total Non-Current	2,450,033	2,389,521
Total obligations with financial institutions	2,945,294	2,774,942

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each repricing date. Currency balances that make the interest bearing loans interest at December 31, 2010 and December 31, 2009, are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
US Dollar	2,753,788	2,546,411
Chilean Peso (*)	187,101	228,531
Other currency	4,405	-
Total	2,945,294	2,774,942

(*) The Company entered into cross currency swaps, fixing the payment of ThUS$ 128,056 of debt, in dollars.

b) Other financial liabilities

The detail of other financial liabilities as of December 31, 2010 and December 31, 2009, respectively, is as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
Interest rate derivative not recognized as a hedge	5,321	2,031
Total current	5,321	2,031
Non-current		
Interest rate derivative not recognized as a hedge	14,427	5,804
Total non-current	14,427	5,804
Total other financial liabilities	19,748	7,835

c) Hedging liabilities

Hedging liabilities as of December 31, 2010 and December 31, 2009 are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
Interest accrued since last payment date swap rates	3,826	2,935
Fair value interest rate derivatives	24,522	21,580
Fair value of foreign currency derivatives	13,694	5,089
Fair value of fuel price derivatives	-	876
Total current	42,042	30,480
Non-current		
Fair value interest rate derivatives	90,666	47,853
Fair value of foreign currency derivatives	7,222	-
Total non-current	97,888	47,853
Total hedging liabilities	139,930	78,333

The foreign currency derivatives correspond to forward contracts and cross currency swaps.

Hedging operation

The fair values by type of derivative contracts held as hedging instruments are presented below:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Forward starting swaps (FSS) (1)	(54,670)	(31,928)
Interest rate options (2)	422	3,129
Interest rate Swaps (3)	(64,344)	(37,506)
Cross currency swaps (CCIRS) (4)	26,703	19,706
Fuel collars (5)	17,782	5,329
Fuel Swap (6)	28,032	8,244
Currency Forward (7)	(13,694)	677

(1) Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month Libor interest rate for long-term loans incurred in the acquisition of aircraft to be produced from the future contract date. These contracts are recorded as cash flow hedges.
(2) Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month Libor interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.
(3) Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 and 6 months Libor interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(4) Covers the significant variations in cash flows associated with market risk implicit in the changes in the TAB 180 days interest rate and the dollar exchange rate. These contracts are recorded as cash flow hedges.
(5) Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(6) Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases.
(7) Covers investments denominated in Chilean pesos to changes in the US Dollar - Chilean Peso exchange rate, with the aim of ensuring investment in dollars.

During the periods presented, the Company only maintains cash flow hedges. In the case of fuel hedges, future fuel purchases will occur and impact results from 1 to 12 months from the consolidated statement of financial position date, whereas in the case of interest rate hedging, they will occur and will impact results over the life of the related loans, which are valid for 12 years. Regarding coverage rate and currency, the impact on outcomes will occur continuously throughout the life of the contract (3 years), while cash flows will occur quarterly. Finally, the results will impact investment hedges steadily over the life of the investment (up to 3 months), while the cash flows occur at the maturity of the investment.

During the periods presented, all hedged highly probable forecast transactions have occurred.

During the periods presented, there has been no hedge ineffectiveness recognized in the consolidated statement of income.

Since none of the coverage resulted in the recognition of a nonfinancial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income and transferred from net equity to income during the year, are as follows:

	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Debit (credit) recognized in comprehensive Income during the year	(17,855)	252,508
Debit (credit) transferred from net equity to Income during the year	(35,010)	(193,534)

NOTE 21 -Trade And Other Current Accounts Payable

The composition of trade and other accounts payables is as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
a) Trade and other accounts payable	500,694	377,438
b) Accrued liabilities of the reporting date	144,877	99,159
Total trade and other accounts payable	645,571	476,597

a) Trade and other accounts payable as of December 31, 2010 and December 31, 2009 are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Trade creditors	389,568	311,441
Leasing obligations	26,474	9,441
Other accounts payable(*)	84,652	56,556
Total	500,694	377,438

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America. See detail in note 22.

Trade and other payables by concept:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Aircraft fuel	104,404	71,881
Baording Fee	72,864	72,291
Landing fees	43,941	34,321
Handling y ground handling	39,915	25,885
Providers technical buying	29,594	24,784
Maintenance	28,658	15,821
Aircraft and engines lease	26,474	9,441
Professional service and advice	22,445	18,536
Other personal expenses	21,275	16,938
Marketing	21,041	11,624
U.S.A Department of Justice (*)	18,387	18,097
Achievement of objectives	15,263	13,228
In-flight services	11,761	10,253
Crew	8,188	6,400
Aviation insurance	5,931	4,976
Others	30,553	22,962
Total trade and other accounts payable	500,694	377,438

(*) Includes agreement entitled "Plea Agreement" with the Department of Justice of the United States of America. See detail in note 22.

b) The liabilities accrued at December 31, 2010 and December 31, 2009 , are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Aircraft and engine maintenance	26,133	29,055
Accounts payable to personnel	52,441	33,890
Accrued personnel expenses	40,974	24,576
Other accrued liabilities	25,329	11,638
Total accrued liabilities	144,877	99,159

NOTE 22 - OTHER PROVISIONS

The detail of other provisions as of December 31, 2010 and December 31, 2009 is as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Current		
Provision legal claims (1)	753	970
Total other provisions, Current	753	970
Non-current		
Provision legal claims (1)	21,204	1,834
Provision for European Commision investigation (2)	10,916	25,000
Total other provisions, non-current	32,120	26,834
Total other provisions	32,873	27,804

(1) The amount represents a provision for certain demands made against the Company by former employees, regulatory agencies and others. The charge for the provision is shown in the consolidated statement of income in Administrative expenses. It is expected that the current balance as of December 31, 2010 will be applied during the next 12 months. Within other non-current provisions, provisions for legal claims relating to Aires S.A are included.

(2) Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

The movement of provisions from January 01, 2009 and December 31, 2010 is as follows:

	Legal claims ThUS$	European Commission Investigation ThUS$	Total ThUS$
Opening balance as of January 01, 2009	3,561	25,000	28,561
Increase in provisions	1,607	-	1,607
Provision used	(2,679)	-	(2,679)
Exchange difference	315	-	315
Balance as of December 31,2009	2,804	25,000	27,804

	Legal claims ThUS$	European Commission Investigation ThUS$	Total ThUS$
Opening balance as of January 01, 2010	2,804	25,000	27,804
Increase in provisions	2,872	-	2,872
Acquisition through business combination	17,714	-	17,714
Provision used	(681)	-	(681)
Reversal of not used provision	-	(14,084)	(14,084)
Exchange difference	(212)	-	(212)
Balance as of December 31,2010	21,957	10,916	32,873

European Commission Provision:

(a) This provision was established because of the investigation begun by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through a material event notice dated December 27, 2007. The U.S.A. portion of the global investigation concluded with respect to Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. ("ABSA") by the signature of a Plea Agreement with the U.S.A. Department of Justice, as disclosed in a material event notice on January 21, 2009.

(b) A significant matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the "decision"), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euro) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are Lan Airlines S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qanta Airways, SAS and Singapore Airlines.

(c) Jointly, Lan Airlines S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (approximately equivalent to ThUS$ 10,916) for such infractions, which was provisioned in the financial statements of LAN. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because Lan cooperated during the investigation.

(d) On January 25, 2011, Lan Airlines S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. According to the above, the Company decided to make a provision for the amount of ThUS$ 10,916.

NOTE 23 - Other Current Non-Financial Liabilities

Other non-financial liabilities as of December 31, 2010 and December 31, 2009 are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Deferred revenues	810,524	542,832
Dividends payable	125,435	70,387
Other sundry liabilities	3,192	3,037
Total other non-financial liabilities, current	939,151	616,256

NOTE 24 - Employee Benefits

Provisions for employee benefit as of December 31, 2010 and December 31, 2009, respectively, are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Pension payments	3,164	2,588
Termination payments	1,161	1,053
Other obligations	5,332	1,914
Total provisions for employee benefits, non-current	9,657	5,555

(a) The movement in payments for termination indemnities and other obligations between January 01, 2009 and December 31, 2010 is as follows:

	ThUS$
Opening balance as of January 01, 2009	3,865
Increase (decrease) current service provision	3,705
Benefits paid	(2,015)
Balance as of December 31, 2009	5,555
Opening balance as of January 01, 2010	5555
Increase (decrease) current service provision	4,825
Benefits paid	(723)
Balance as of December 31, 2010	9,657

(b) The provision for short-term benefits as of December 31, 2010 and December 31, 2009 respectively, is detailed below:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Profit-sharing and bonuses	52,441	29,596

The participation in profits and bonuses are annual incentives plan for achievement the objectives.

Employment expenses are detailed below:

	For the year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Salaries and wages	587,148	476,404	456,599
Short-term employee benefits	73,335	58,530	54,148
Termination benefits	11,751	17,408	13,757
Other personnel expenses	121,030	84,329	83,433
Total	793,264	636,671	607,937

NOTE 25 - Other Non-Current Accounts Payable

Other liabilities non-current as of December 31, 2010 and December 31, 2009 are as follows:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Fleet financing (JOL)	314,372	299,483
Other accounts payable (*)	54,000	72,000
Aircraft and engine maintenance	47,607	46,644
Provision for vacations and bonuses	7,949	6,212
Other sundry liabilities	1,753	2,182
Total non-current liabilities	425,681	426,521

(*) Agreement entitled "Plea Agreement" with the Department of Justice of United States of America, and its short-term part in trade payables and other payables. See details in Note 22.

NOTE 26 - Equity

a) Capital

The capital of the company is in the following form:

The Company's objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The capital of the Company at the end of each period amounts to ThUS$ 453,444, divided into 338,790,909 common stock of a same series, of ordinary character, no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disuse, loss, replacement and other circumstances, and the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

b) Subscribed and paid shares

As of December 31, 2010 and December 31, 2009, the total number of authorized common shares is 341 million shares of no par value. Of the total shares subscribed 338,790,909 shares have been fully paid, leaving 2,209,091 shares reserved for issuance under option contracts.

c) Other equity interests

The movement of other equity interest from January 01, 2009 and December 31, 2010 is as follows:

	Stock options plans ThUS$	Other reserves ThUS$	Total ThUS$
Opening balance as of January 01, 2009	1,801	(52)	1,749
Stock option plans	1,183	-	1,183
Deferred tax	(507)	-	(507)
Legal reserves	-	65	65
Balance as of December 31, 2009	2,477	13	2,490

	Stock options plans ThUS$	Other reserves ThUS$	Total ThUS$
Opening balance as of January 01, 2010	2,477	13	2,490
Stock option plans	3,523	-	3,523
Deferred tax	(599)	-	(599)
Legal reserves	-	49	49
Balance as of December 31, 2010	5,401	62	5,463

(c.1) Reserves for stock option plans

These reserves are related to the share-based payments explained in Note 36.

(c.2) Other reserves

The balance of other sundry reserves comprises the following:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Reserve for the adjustment of the value of fixed assets (1)	2,620	2,620
Share issuance and placement costs (2)	(2,672)	(2,672)
Others	114	65
Total	62	13

(1) Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1,979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(2) As established in Circular 1,736 of the Superintendence of Securities and Insurance, the next extraordinary shareholders meeting to be held by the parent Company should approve that the share issuance and placement costs be deducted from the paid in capital.

d) Other reserves

The movement of other reserves from January 01, 2009 and December 31, 2010 is as follows:

	Currency translation reserve ThUS$	Cash flow hedging reserve ThUS$	Total ThUS$
Opening balance as of Juanuary 01,2009	(6,192)	(301,813)	(308,055)
Derivatives valuation gains	-	252,508	252,508
Deferred tax	1,009	(42,925)	(41,916)
Currency translation differences	259	-	259
Balance as of December 31,2009	(4,924)	(92,230)	(97,154)

	Currency translation reserve ThUS$	Cash flow hedging reserve ThUS$	Total ThUS$
Opening balance as of Juanuary 01,2010	(4,924)	(92,230)	(97,154)
Derivatives valuation losses	-	(17,855)	(17,855)
Deferred tax	(137)	3,035	2,898
Currency translation differences	804	-	804
Balance as of December 31,2010	(4,257)	(107,050)	(111,307)

d.1) Currency translation reserve

These originate from exchange differences arising on the translation of any investment in foreign entities (or Chilean with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed, and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

d.2) Cash flow hedging reserve

These originate from the at fair value valuation the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

e) Retained earnings

The movement of retained earnings between January 01, 2009 and December 31, 2010 is as follows:

	ThUS$
Opening balance as of January 01, 2009	614,587
Result for the period	231,126
Other decreases	(1,044)
Dividends	(104,622)
Balance as of December 31, 2009	740,047
Opening balance as of January 01, 2010	740,047
Result for the period	419,072
Other decreases	(129)
Dividends	(210,406)
Balance as of December 31, 2010	949,214

f) Dividends per share

As of December 31, 2010

Description	Final dividend 2009	Interim dividend 2010	Interim dividend 2010
Date of dividend	4/29/2010	7/27/2010	12/23/2010
Amount of the dividend (ThUS$)	10,940	74,466	125,000
Number of shares among which the dividend es distri-buted	338,790,909	338,790,909	338,790,909
Dividend per share (US$)	0.03229	0.2198	0.36896

As of December 31,2009

Description	Intermin dividend 2009	Intermin dividend 2009
Date of dividend	7/28/2009	12/29/2009
Amount of the dividend (ThUS$)	34,621	70,001
Number of shares among which the dividend is distributed	338,790,999	338,790,999
Dividend per share (US$)	0.10219	0.20662

The Company's dividend policy is that these be equal to the minimum required by law, i.e. 30% of the net income according to current regulations. This policy does not preclude the Company from distributing dividends in excess of this obligatory minimum, based on the events and circumstances that may occur during the course of the year.

At December 31, 2010 interim dividends have been declared for 47.5% of 2010 net income.

NOTE 27 - Revenues

The detail of revenues is as follows:

	For the year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Passengers	3,109,797	2,623,608	2,820,830
Cargo	1,280,705	895,554	1,319,415
Total	4,390,502	3,519,162	4,140,245

NOTE 28 - Costs And Expenses By Nature

a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Other rentals and landing fees	595,214	490,921	544,247
Aircraft Fuel	1,161,927	959,608	1,388,326
Comissions	173,397	143,900	190,224
Other operating expenses	506,730	387,106	413,973
Aircraft rentals	98,588	83,712	70,527
Aircraft maintenance	120,642	121,037	105,920
Passenger service	114,221	92,796	85,257
Total	2,770,719	2,279,080	2,798,974

b) Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Depreciation (*)	327,136	295,894	249,708
Amortization	9,355	8,168	6,791
Total	336,491	304,062	256,499

(*) Includes the depreciation of property, plant and equipment and the maintenance cost of aircraft held under operating leases.

c) Personnel expenses

The costs for this item are disclosed in provisions for employee benefits (Note 24).

d) Financial costs

The detail of financial costs is as follows:

	For the year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Bank loan interest	117,405	113,827	102,768
Financial leases	5,880	4,406	10,042
Other financial instruments	31,994	34,876	12,678
Total	155,279	153,109	125,488

Costs and expenses by nature presented in this note are equivalent to the sum of cost of sales, distribution costs, and administrative expenses, other expenses by function and financing costs presented in the consolidated statement income by function.

NOTE 29 - Gains (Losses) On The Sale Of Non-Current Assets Not Classified As Held For Sale

The gains (losses) on sales of non-current assets not classified as Held for Sale as of December 31, 2010 and 2009 are as follows:

	For the year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Property, plant and equipment	1,413	4,278	2,546
Investments in companies, associates and joint businesses	-	(2)	3,664
Total	1,413	4,276	6,210

The gain (loss) on sales of the period is presented in other operating income, by function.

NOTE 30 - Other Income, By Function

Other incomes, by function are as follows:

	For the year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Duty free	11,983	9,593	15,668
Aircraft leasing	13,130	20,696	41,417
Logistics and courier	36,778	33,132	32,161
Customs and warehousing	24,673	18,682	25,375
Tours	28,216	31,088	3,187
Other miscellaneous income	18,046	23,160	25,134
Total	132,826	136,351	142,942

NOTE 31 – Foreign Currency And Exhange Rate Differences

a) Foreign currency

The foreign currency detail of current and non-current assets is as follows:

Current assets	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Cash and cash equivalents	**436,840**	**502,618**
Chilean peso	368,360	435,514
Euro	7,844	13,255
Argentine peso	11,230	6,105
Brazilian real	4,759	3,041
Other currency	44,647	44,703
Other current financial assets	**6,726**	**8,041**
Brazilian real	4,740	5,288
Other currency	1,986	2,753
Other current non-financial assets	**2,692**	**1,983**
Chilean peso	1,247	784
Argentine peso	419	273
Brazilian real	96	-
Other currency	930	926
Trade and other current accounts receivable	**126,648**	**103,759**
Chilean peso	28,606	52,073
Euro	8,429	5,192
Argentine peso	6,702	15,158
Brazilian real	31,329	11,190
Australian dollar	12,456	7,595
Other currency	39,126	12,551
Current accounts receivable from related entities	**21**	**9**
Chilean peso	21	9
Current tax assets	**62,455**	**50,734**
Chilean peso	16,805	11,420
Argentine peso	14,477	8,668
Brazilian real	6,735	5,575
Mexican peso	17,477	16,554
Other currency	6,961	8,517
Total current assets	**635,382**	**667,144**
Chilean peso	415,039	499,800
Euro	16,273	18,447
Argentine peso	32,828	30,204
Brazilian real	47,659	25,094
Mexican peso	17,477	16,554
Australian dollar	12,456	7,595
Other currency	93,650	69,450

Non-current assets	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Other non-current financial assets	**4,504**	**528**
Brazilian real	1,991	46
Other currency	2,513	482
Other non-current non-financial assets	**1,681**	**4**
Argentine peso	1,681	-
Other currency	-	4
Non-current rights receivable	**7,874**	**7,181**
Chilean peso	7,864	7,179
Other currency	10	2
Investment recorded using the method of participation	**593**	**1,236**
Chilean peso	593	1,236
Deferred tax assets	**28,493**	**-**
Other currency	28,493	-
Total non-current assets	**43,595**	**8,949**
Chilean peso	8,457	8,415
Argentine peso	1,681	-
Brazilian real	1,991	46
Other currency	31,466	488

The foreign currency detail of current and non-current liabilities is as follows:

Current liabilities	Up to 90 days		91 days to 1 year	
	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Other current financial liabilities	**46,043**	**1,231**	**112,672**	**56,991**
Chilean peso	41,638	1,231	112,672	56,991
Other currency	4,405	-	-	-
Trade and other current accounts payable	**240,419**	**155,819**	**14,012**	**11,150**
Chilean peso	52,779	35,326	9,559	8,209
Euro	9,438	9,138	14	-
Argentine peso	43,214	33,377	3,725	2,211
Brazilian real	22,633	13,334	-	-
Other currency	112,355	64,644	714	730
Current acounts payable to related entities	**-**	**6**	**-**	**10**
Chilean peso	-	6	-	10
Current tax liabilities	**9,700**	**6,230**	**2,621**	**4,262**
Chilean peso	3,007	2,920	1,064	945
Argentine peso	240	1,223	1,202	751
Brazilian real	1,994	1,487	-	-
Other currency	4,459	600	355	2,566
Other current non-financial liabilities	**27,729**	**375**	**1,071**	**934**
Brazilian real	-	-	1,041	930
Other currency	27,729	375	30	4
Total current liabilities	**323,891**	**163,661**	**130,376**	**73,347**
Chilean peso	97,424	39,483	123,295	66,155
Euro	9,438	9,138	14	-
Argentine peso	43,454	34,600	4,927	2,962
Brazilian real	24,627	14,821	1,041	930
Other currency	148,948	65,619	1,099	3,300

Non-current liabilities	More than 1 to 3 years		More than 3 to 5 years		More than 5 years	
	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Other non-current financial liabilities	61,477	170,309	-	-	-	-
Chilean peso	61,477	170,309	-	-	-	-
Other non-current accounts payable	7,696	5,776	71	1,256	5	39
Chilean peso	6,721	5,114	71	195	5	39
Brazilian real	-	-	-	844	-	-
Other currency	975	662	-	217	-	-
Other long-term provisions	-	-	1,554	-	-	-
Brazilian real	-	-	1,401	-	-	-
Other currency	-	-	153	-	-	-
Non-current provisions for employee benefits	3,153	-	-	-	698	457
Argentine peso	-	-	-	-	698	457
Other currency	3,153	-	-	-	-	-
Total Non-current liabilities	72,326	176,085	1,625	1,256	703	496
Chilean peso	68,198	175,423	71	195	5	39
Argentine peso	-	-	-	-	698	457
Brazilian real	-	-	1,401	844	-	-
Other currency	4,128	662	153	217	-	-

General summary of foreign currency:	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Total assets	678,977	676,093
Chilean peso	423,496	508,215
Euro	16,273	18,447
Argentine peso	34,509	30,204
Brazilian real	49,650	25,140
Mexican peso	17,477	16,554
Australian dollar	12,456	7,595
Other currency	125,116	69,938
Total liabilities	528,921	414,845
Chilean peso	288,993	281,295
Euro	9,452	9,138
Argentine peso	49,079	38,019
Brazilian real	27,069	16,595
Mexican peso	-	-
Australian dollar	-	-
Other currency	154,328	69,798
Net position	150,056	261,248
Chilean peso	134,503	226,920
Euro	6,821	9,309
Argentine peso	(14,570)	(7,815)
Brazilian real	22,581	8,545
Mexican peso	17,477	16,554
Australian dollar	12,456	7,595
Other currency	(29,212)	140

b) Exchange differences

Exchange rate differences, other than those relating to financial instruments at fair value through profit and loss, generated a gain of ThUS $13,792 and a loss of ThUS $11,237 for the periods ended December 31, 2010 and December 31, 2009 respectively, recorded on the Income Statement.

Exchange rate differences shown in equity as translation reserves for the years ended December 31, 2010 and 2009 represented a gain of ThUS$ 708 and a loss of ThUS$ 1,442, respectively.

The following shows the current exchange rates for the US dollar at the end of each period:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Chilean peso	468.01	507.10
Argentine peso	3.97	3.80
Brazilian real	1.66	1.74
Peruvian sol	2.81	2.89
Australian dollar	0.99	1.12
Strong bolivar	4.30	2.14
Boliviano	6.94	7.00
Uruguayan peso	19.80	19.45
Mexican peso	12.38	13.06
Colombian peso	1,905.10	2,043.07
New Zealand dollar	1.30	1.39
Euro	0.75	0.70

NOTE 32 - Earnings Per Share

Basic earnings	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Earnings attributable to controlling company`s equity holders (ThUS$)	419,702	231,126
Weighted average number of shares, basic	338,790,909	338,790,909
Basic earnings per share (US$)	1.23882	0.68221

Diluted earnings	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Earnings attributable to controlling company`s equity holders (ThUS$)	419,702	231,126
Weighted average number of shares, basic	338,790,909	338,790,909
Adjustment diluted weighted average sha-res stock options	954,544	-
Weighted average number of shares, diluted	339,745,453	338,790,909
Diluted earnigs per share (US$)	1.23534	0.68221

NOTE 33 – Contingencies

a) Lawsuits

a1) Actions brought by Lan Airlines S.A. and Subsidiaries.

Company	Court	Case No	Origin	Stage and level of proceeding	Amounts involved ThUS$
Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York	07-6022920	Atlantic Aviation Investments LLC., an indirect subsidiary of Lan Airlines S.A. constituted under the laws of the state of Delaware, sued Varig Logistica S.A. ("Variglog") for the non-payment of four loans under loan agreements governed by the law of New York. These agreements provide for the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	Stage of execution in Switzerland of judgment condemning Variglog to repay the principal, interest and cost in favor of AAI. An embargo is held over the bank account of Variglog in Switzerland by AAI. Varilog is seeking recovery through the courts in Brazil.	17,100 plus interest and costs
Atlantic Aviation Investments LLC	Supreme Court of the State of New York County of New York	602286-09	Atlantic Aviation Investments LLC. Sued Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP y Volo Logistics LLC (a) as alter egos for Variglog, for failure to pay the four loans indicated in the previous note; and (b) for a default on their obligations of guarantors and other obligations under the Memorandum of Understanding signed by the parties on September 29, 2006.	The court dismissed in part and upheld in part the motion to dismiss counterclaims brought by defendants in the case. The parties continue to conduct the test stage (discovery).	17,100 plus interest cost and damages

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved ThUS$
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distrital Tax N°2 (Guayaquil)	6319-4064-05	Against the regional director of the Guayaquil Internal Revenue Service for payment of VAT credit.	Delivered at first instance decision pending appeal against.	4,210
Lan Airlines S.A.	Tax tributal of Quito	23493-A	Against the regional director of the Quito Internal Revenue Service for payment of VAT credit.	Requested sentencing issue.	3,958
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Distrital Tax Court N°2 (Guayaquil)	09504-2010-0114	Against the regional director of the Internal Revenue Service Guayaquil, to determine tax credit reduction by 2006.	Pending opening of term evidence.	4,565
Lan Argentina S.A.	15 th National Court of first instance commercial, Buenos Aires.	10587/09	Request for bankruptcy of Southern Wids S.A. for various unpaid loans.	Successfully completed direct negotiations with the debtor, proceeding to desist the bankruptcy petition. Signed two agreements, one for Lan Argentina S.A. and another for LAN Airlines S.A. Recognized all debts. In the case of Lan Argentina S.A. the agreement was signed for U.S. $66,428 payable in 30 quotas. There is no expectation of a recovery.	66

a2) Lawsuits against Lan Airlines S.A. and Subsidiaries

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved ThUS$
Aerolinhas Brasileiras S.A	Secretary of Finance of State of Río de Janeiro	2003	The administrative authority of Río de Janeiro, Brazil, notified breach action or fine for alleged non-payment of ICMS (VAT) on import of Boeing-767 aircraft registered No. PR-ABB.	Pending resolution of the revision group to annul the fine.	3,000
Lan Argentina S.A.	Laboral, Salta, Argentina	24826/10	Labor demand initiated by a custom agent.	In order to answer demand	700
Lan Cargo S.A.	Civil Court of Asunción, Paraguay	78-362	Request of indemnification for damages interposed by his who had been general agent in Paraguay.	Pending appeal of the decision to reject one of the exceptions to lack of overt action, made by lawyers for the defendant.	437
Lan Airlines S.A. y Lan Cargo S.A.	European commission and Canada	-	Investigation of possible breaches of free Competition of cargo airlines, especially the fuel surcharge. On December 26, 2007, the Director General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. of the instruction of a process against twenty-five cargo airlines, including Lan Cargo S.A., for alleged breaches of free competition in the European air cargot market, especially the intended fixing of a surcharge for fuel and cargo. Dated November 09, 2010, the Direction General for Competition of the European Commission notified Lan Cargo S.A. and Lan Airlines S.A. the imposition of fines in the amount of ThUS$ 10,916. This fine is being appealed by Lan Cargo S.A. and Lan Airlines S.A. We can not predict the outcome of the appeal process.	On 14 April 2008, answered the European Commission's notification. Appeal will be filed before the next day January 25, 2011.	10,916
Lan Cargo S.A. y Lan Airlines S.A.	Competent tribunal of the United States and Canada to hear class actions	-	As a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharge	Case is in the process of discovery of evidence	Undetermined

Company	Court	Case No.	Origin	Stage and level of proceeding	Amounts involved ThUS$
Lan Logistics, Corp	Federal Court, Florida, United States	-	In mid June 2008 a demand was presented for purchase option right for sale of LanBox.	Failed against Lanlogistics, Corp. for $5 million, which is appealing to the court of appeals. Appeal process takes between six months to a year.	Undetermined
Aerolinhas Brasileiras S.A.	Competent court of United States for hearing class actions	-	As a consequence of the investigation into alleged breaches of free competition of cargo airlines, especially fuel surcharge	Investigation pending.	Undetermined
Aerolinhas Brasileiras S.A.	Conselho Administrativo de Defensa Econômica, Brasil	-	Investigation of alleged breaches of free competition of cargo airlines, especially fuel surcharge.	Investigation pending.	Undetermined
Lan Airlines S.A "Brasil"	Instituto de Defensa do Consumidor de Sao Paulo	-	The Department of Consumer Protection and Defense ("PROCON") has applied a fine to Lan Airlines S.A. in the amount of R$ 1,688,240.00 equivalent to approximately ThUS$ 970. This penalty relates to the cancellation of flights to Chile as a product of the 2010 earthquake, holding that Lan Airlines S.A. did not act in accordance with the rules applicable to the facilities and offered no compensation to passengers who could not travel as a result of this extraordinary	Fine imposed by the consumer entity Sao Paulo	970

Considering the stage of process for each of the cases mentioned above and/or the improbable event of obtaining an adverse sentence, as of December 31, 2010, the Company has estimated that is not necessary to make a provision for any case, with the exception of the significant matter relating to the European Commission which was reported to the SVS. A provision of ThUS$ 10,916 has been recorded for the decision issued by the European Commission on November 9, 2010.

NOTA 34 – Commitments

(a) Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the parent Company's financial indicators on a consolidated basis. Restrictions are also in place on the Company's management in terms of its ownership and disposal of assets. These same restrictions also exist with respect to several contracts signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767 aircraft with the guarantee of the US Export–Import Bank, this time applied to both the parent Company and its subsidiary Lan Cargo S.A. Regarding the various contracts of the Company for the financing of Airbus A320 aircraft, which are guaranteed by European export credit agencies, limits have been established on some of the Company's financial indicators, together with management restrictions in terms of its ownership and asset disposals. In connection with the financing of spare engines for its fleet Boeing 767 and 777, which are guaranteed by the Export - Import Bank of the United States, restrictions have been placed on the shareholding of its guarantors and their legal successor in case of merger.

In relation to credit agreements entered into by the Company, for the present year local banks have set limits to some financial indicators of the parent company on a consolidated basis. At December 31, 2010, the Company is in compliance with these covenants.

b) Commitments under operativing leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of December 31, 2010	As of December 31,2009
Delaware Trust Company, National Association (CRAFT)	(*) Bombardier Dhc8-200	9	-
International Lease Finance Corporation	Boeing 767	8	8
KN Operating Limited (NAC)	(*) Bombardier Dhc8-400	4	-
Orix Aviation Systems Limited	Airbus 320	2	2
Pembroke B737-7006 Leasing Limited	(*) Boeing 737	2	-
International Lease Finance Corp. (ILFC)	(*) Boeing 737	2	-
Sunflower Aircraft Leasing Limited - AerCap	Airbus 320	2	-
Celestial Aviation Trading 35 Limited	Boeing 767	1	1
MSN 167 Leasing Limited	Airbus 340	1	1
Celestial Aviation Trading 16 Limited	Boeing 767	1	1
CIT Aerospace International	Boeing 767	1	1
Celestial Aviation Trading 39 Ltd. GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 23 Ltd. GECAS (WFBN)	Boeing 777	1	1
Celestial Aviation Trading 47 Ltd. GECAS (WFBN)	Boeing 767	1	-
Celestial Aviation Trading 51 Ltd. GECAS (WFBN)	Boeing 767	1	-
AerCap (WFBN)	Airbus 320	1	-
MSN 32415, LLC - AWAS	(*) Boeing 737	1	-
JB 30244, Inc. - AWAS	(*) Boeing 737	1	-
NorthStar AvLease Ltd.	(*) Bombardier Dhc8-200	1	-
JB 30249, Inc. - AWAS	(*) Boeing 737	1	-
TIC Trust (AVMAX)	(*) Bombardier Dhc8-200	1	-
ACS Aircraft Finance Bermuda Ltd. - Aircastle (WFBN)	(*) Boeing 737	1	-
MCAP Europe Limited - Mitsubishi (WTC)	(*) Boeing 737	1	-
Total		45	16

(*) Aircraft incorporated through the business combination with Aires S.A.

The rentals are shown in profit and loss for the period as they are incurred.

The minimum future lease payments not yet payable are the following:

	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Up to a year	151,781	90,731
More than one year and five years	440,632	273,055
More than five years	107,593	80,165
Total	700,006	443,951

The minimum lease payments charged to income are the following:

	For year ended December 31,		
	2010 ThUS$	2009 ThUS$	2008 ThUS$
Minimum operating lease payments	93,219	81,425	67,781
Total	93,219	81,425	67,781

In April 2009, the first B777-Freighter aircraft was incorporated and in May 2009 the second of these aircraft arrived. In September 2009 the leasing of the Boeing 767-300F, registration CC-CGN, will end, aircraft was returned in October 2009. In September 2010 the Company added two Airbus A320-200 aircraft for a period of six years, while in December 2010 the Company added an aircraft of the same fleet for a period of eight years. Additionally, in November and December 2010, The Company added two Boeing 767-300F aircraft, with terms of contract for seven and six years respectively.

From October 2009 lease terms were modified for 7 Boeing 767-300ER aircraft. Five aircraft were extended from three to seven years and two aircraft were reduced by two to three years.

Later, in June 2010, the term of income was extended for another Boeing 767-300ER aircraft for two years, ending in May 2013.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer's technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

c) Other commitments

At December 31, 2010 the Company has existing letters of credit, guarantee ballots and guarantee insurance policies as follows:

Creditor Guaranteed	Debtor	Type	Value ThUS$	Release date
Deutsche Bank A.G.	Lan Airlines S.A.	Two letters of credit	20,000	31-Jan-11
The Royal Bank of Scotland plc	Lan Airlines S.A	Two letters of credit	18,000	08-Jan-11
Dirección General de Aviación Civil de Chile	Lan Airlines S.A.	Forty -three guarantee ballots	5,833	18-Jan-11
Dirección Seccional de Aduanas de Bogota	Línea Aérea Carguera de Colombia S.A.	Two guarantee insurance policies	2,430	07-Apr-14
Washington International Insurance	Lan Airlines S.A.	Seven letter of credit	3,040	05-Apr-11
Metropolitan Dade County	Lan Airlines S.A.	Five letters of credit	1,675	31-May-11

NOTE 35 – Transactions With Related Parties

a) Transactions with related parties for the period ended December 31, 2010

Tax No.	Related parties	Relationship	Country of origin	Other information on related party	Transaction	Currency	Amount of transactions ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controlling Shareholder	Chile	Investments	Property rental granted	CLP	77
					Passenger services provided	CLP	13
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Building rental granted	US$	17
					Training received	US$	(363)
					Assignment of debt garanted	US$	18
					Other prepayments received	US$	(467)
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	Concessionaire	Aviation rates received	CLP	(35)
					Basic consumptions received	CLP	(8)
					Aeronautical concession received	CLP	(153)
					Dividend distribution	CLP	73
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Passenger services provided	CLP	63
96.669.520-K	Red de Televisión Chilevisión S.A.	Other related parties	Chile	Television	Passenger services provided	CLP	65
					Publicity services received	CLP	(100)
96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	Professional advice	Professional advice received	CLP	(7)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Building rental received	US$	(271)
					Other services provided	US$	13

b) Transactions with related parties for the period ended December 31, 2009

Tax No.	Related parties	Relationship	Country of origin	Other information on related party	Transaction	Currency	Amount of transactions ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA	Controlling Shareholder	Chile	Investments	Property rental granted	CLP	65
					Passenger services provided	CLP	15
96.847.880-K	Lufthansa Lan Technical Training S.A.	Associate	Chile	Training center	Building rental granted	US$	17
					Training received	US$	(1,103)
					Assignment of debt garanted	US$	2
					Other prepayments provided	US$	137
96.921.070-3	Austral Sociedad Concesionaria S.A.	Associate	Chile	Concessionaire	Aviation rates received	CLP	(93)
					Basic consumptions received	CLP	(11)
					Aeronautical concession received	CLP	(297)
78.005.760-2	Sociedad de Seguridad Aérea S.A.	Other related parties	Chile	Safety services	Safety services received	CLP	(575)
					Other prepayments provided	CLP	1,018
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Fish farming	Passenger services provided	CLP	29
96.669.520-K	Red de Televisión Chilevisión S.A.	Other related parties	Chile	Television	Publicity services received	CLP	(949)
					Passenger services provided	CLP	623
96.894.180-1	Bancard Inversiones Ltda.	Other related parties	Chile	Professional advice	Professional advice received	CLP	(82)
					Other prepayments received	CLP	(12)
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Building rental received	US$	(386)

c) Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company's policies and major guidelines and who directly affect the results of the business, considering the levels of vice-presidents, chief executives and directors.

	For the year ended December 31,	
	2010 ThUS$	2009 ThUS$
Remuneration	7,505	6,226
Management fees	150	131
Corrections of value and non-monetary benefits	352	340
Short-term benefits	4,680	4,480
Share-based payments	3,523	1,183
Others	-	780
Total	16,210	13,140

NOTE 36 - Share-Based Payments

The compensation plans implemented through the granting of options to subscribe and pay for shares, which have been granted since the last quarter of 2007, are shown in the consolidated statements of financial position in accordance with IFRS 2 "Share-based payments", booking the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting the options and the date on which these become vested.

During the last quarter of 2009, the original terms of the plan were amended regarding subscription and payment options. These modifications were carried out during the first quarter of 2010 and established a new term and exercise price.

The original grant and subsequent amendments have been formalized through the signing of option contracts for the subscription of shares according to the proportions shown in the accrual schedule and which are related to the permanence of the executive on those dates for exercising the options:

Percentage	Period
30%	From the October 29, 2010 and until December 31, 2011
70%	From the October 29, 2010 and until December 31, 2011

These options have been valued and booked at their fair value on the grant date, determined using the "Black-Scholes-Merton" method.

All options expire on December 31, 2011.

	Number of share options
Stock options under a share-based payment agreement balance as of January 1, 2010	1,311,000
Stock options granted	898,091
Stock options annulled	-
Stock options exercised	-
Stock options under a share-based payment agreement balance as of December 31,2010	2,209,091

Entry data of valuation model of options used for stock options conceded during the period

Weighted average share price	Exercise price	Expected volatility	Life of option	Dividends expected	Risk-free interest
US$ 17.3	US$ 14.5	33.20%	1.9 years	50%	0.0348

NOTE 37 –The Environment

In accordance with the General Environment Bases Law issued in Chile and its complementary regulations, there are no provisions that affect the operation of air transport services.

NOTE 38 – Subsequent Events

The consolidated financial statements of Lan Airlines S.A. and Subsidiaries as of December 31, 2010 have been approved in ordinary session of the Board on March 01, 2011, which was attended by the following directors:

1. Jorge Awad Mehech,
2. Darío Calderón González,
3. José Cox Donoso,
4. Ramón Eblen Kadis,
5. Bernardo Fontaine Talavera,
6. Carlos Heller Solari, and
7. Juan Gerardo Jofré Miranda

On January 25, 2011 direct subsidiaries Lan Cargo S.A. and Inversiones Lan S.A., signed a promise of sale, as promissory sellers with Bethia S.A., as promissory purchaser, for 100% of the shares of companies Blue express Intl SA and Blue Express SA, companies dedicated to ground courier services, operating brands and certain computer programs. In the same promise, contemplates the future sale by Lan Airlines S.A. trademarks and Internet domains associated with Blue Express Intl S.A. and Blue Express S.A. along with some computer systems. The final price is subject to the completion of a due diligence process and the fulfillment of certain conditions of the promissory agreement. The price stated in the promissory agreement is ThUS$ 54,000 subject to any adjustments arising as a result of the due diligence realized on behalf of Bethia S.A.

Bethia S.A. is an entity related to Lan Airlines SA in the terms provided in Article 100 of Law 18,045 Securities Market.

On January 18, 2011 the parties of the MOU (1) and Mrs. Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Olivera Amaro and Joao Francis-

co Amaro ("Amaro Family"), as the only shareholders of TEP, signed (a) an *Implementation Agreement* and (b) a binding Exchange Offer Agreement ("Contracts Signed") containing the final terms and conditions of the proposed partnership between LAN and TAM

(1) On August 13, 2010 LAN reported as a significant matter to the Superintendency of Securities and Insurance that LAN, Costa Verde Aeronáutica S.A. and Inversiones Mineras del Cantábrico S.A. (the last two, "Cueto subsidiaries"), TAM S.A. ("TAM") and TAM Empreendimentos e Participacoes S.A. ("TEP") signed a non-binding *Memorandum of Understanding* ("MOU") for which the primary terms were outlined.

Except as mentioned above, subsequent to December 31, 2010 until the date of issuance of these financial statements, the Company has no knowledge of any other subsequent events, that may significantly affect the balances or their interpretation.

NOTE 39 – Business Combinations

On November 26, 2010 Lan Pax Group S.A., a subsidiary of Lan Airlines S.A., acquired 98.942% of the Colombian company Aerovías de Integración Regional, AIRES S.A. This acquisition was made through the purchase of 100% of the shares of the Panamanian corporations AKEMI Holdings S.A. and SAIPAN Holding S.A., which owned the aforementioned percentage of AIRES S.A. The purchase price was ThUS$ 12,000.

Aerovías de Integración Regional, AIRES S.A., is a Colombian airline founded in 1980, which is currently the second largest operator within the Colombian domestic market with a market share of 22%. AIRES offers regular service to 27 domestic destinations within Colombia as well as 3 international destinations. Synergies are expected between the combination of AIRES S.A. in the Colombian market and efficiency of the business model of LAN Airlines S.A. Additionally,

better performance is expected by the business of Lan Airlines S.A. (passengers and cargo) through an increase in coverage in Latin America.

The Company has measured the non-controlling interest in Aires S.A. using the proportionate share of the non-controlling interest in net identifiable assets of the acquired.

The business combination is recognized in the statement of financial position of Lan Airlines S.A. and Subsidiaries as goodwill of ThUS$ 94,224.

Summary statement of financial position

	ThUS$		ThUS$
Current assets	27,315	Current liabilities	125,193
Non- current assets	31,652	Non-current liabilities	20,327
		Equity	(86,553)
Total assets	58,967	Total liabilities & equity	58,967

Controlling interest	(82,224)

Goodwill determination

	ThUS$
Controlling interest	82,224
Purchase price	12,000
Goodwill	94,224

In accordance with IFRS 3, the determined value of goodwill is provisional.

Consolidated Statements of Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Operating Revenues	1,025,685	746,934
Gross margin	33,700	26,128
Gain (loss) before income taxes	74,167	128,730
Income tax	(9,282)	(22,553)
Net income (loss) for the period	**64,885**	**106,177**
Gain (loss) for the period attributable to the parent company´s equity holders	65,260	105,387
Gain (loss) for the period attributable to minority interest	(375)	790
Gains (loss) for the period	**64,885**	**106,177**

Consolidated Statements of Comprehensive Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Gains (loss) for the period	64,885	106,177
Comprehensive income and expenses for the period	1,594	4,219
Comprehensive income for the period	66,479	110,396
Comprehensive income attributable to:		
Majority shareholders	66,853	109,604
Minority interests	(374)	792
Comprehensive income for the period	66,479	110,396

Statements of Changes in Net Equity	Change in net equity attributable to the parent THUS$	Change in equity minority interest THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2009	**311,207**	**2,666**	**313,873**
Comprehensive income for the period	109,604	792	110,396
Other decrease in net equity	(430)	(67)	(497)
Closing balance as of December 31, 2009	**420,381**	**3,391**	**423,772**
Opening balance as of January 01, 2010	420,381	3,391	423,772
Comprehensive income for the period	**66,853**	**(374)**	**66,479**
Dividends	(31,584)	-	(31,584)
Other increase (decrease) in net equity	456	(265)	191
Closing balance as of December 31, 2010	**456,106**	**2,752**	**458,858**

Consolidated Statements of Cash Flows – Direct Method	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Net cash flow from operating activities	108,872	80,002
Net cash flow used in investment activities	(9,196)	(13,212)
Net cash flow from financing activities	(94,807)	(61,146)
Net increase in cash and cash equivalents	**4,869**	**5,644**
Effects of Exchange-rate fluctuations on cash and cash equivalents	(619)	1,169
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	18,930	14,680

LAN Perú S.A.

Incorporation:

Established as a joint stock company in Peru on 14 February 1997.

Purpose:

To provide air transport services for passengers, cargo and mail, domestically and internationally, in compliance with civil aeronautical laws.

Subscribed and paid-in capital:	**US$4,341,000**
Net income (loss):	**US$1,645,000**
Shareholding:	**70.00%**
% of consolidated assets:	**0.20%**

Board of directors	
Chairman:	Emilio Rodríguez Larraín Salinas
Directors:	Enrique Cueto Plaza Ignacio Cueto Plaza Alejandro de la Fuente Goic Jorge Harten Costa Alejandro García Vargas Luis Enrique Gálvez de la Puente

LAN PERU S.A.
(Closed joint stock company)

Consolidated Balance Sheet (in thousands of Dollars)	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Assets	128,281	84,317
Liabilities	114,574	73,498
Shareholder equity	13,707	10,819
Liabilities and shareholder equity	128,281	84,317

Income Statement (in thousands of Dollars)	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Operating Revenues	802,216	710,290
Operating Profit	2,115	7,237
Non-Operating Income (Loss)	51	(585)
Income Tax	(521)	(1,768)
Net Income (Loss)	1,645	4,884

Statements of Changes in Net Equity	Changes in net equity Paid-in-capital THUS$	Changes in revaluation surplus THUS$	Changes in legal reserve THUS$	Changes in retained earnings THUS$	Changes in total THUS$
Opening balance as of January 01, 2009	**4,341**	**-**	**775**	**1,862**	**6,978**
Assignment of Legal Reserve	-	-	93	(93)	-
Profits Distribution	-	-	-	(1,043)	(1,043)
Years Profit	-	-	-	4,884	4,884
Closing balance as of December 31, 2009	**4,341**	**-**	**868**	**5,610**	**10,819**
Opening balance as of January 01, 2010	**4,341**	-	**868**	**5,610**	**10,819**
Revaluation of land	-	4,756	-	-	4,756
Assignment of Legal Reserve	-	(1,427)	-	-	(1,427)
Profits Distribution	-	-	-	(2,086)	(2,086)
Years Profit	-	-	-	1,645	1,645
Closing balance as of December 31, 2010	**4,341**	**3,329**	**868**	**5,619**	**13,707**

Consolidated Statements of Cash Flows – Direct Method	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Net cash flow from operating activities	27,611	(11,839)
Net cash flow used in investment activities	(1,573)	(846)
Net cash flow from financing activities	(1,648)	(1,043)
Net decrease in cash and cash equivalents	**24,390**	**(13,728)**
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	64,718	40,328

Inversiones LAN S.A. and subsidiaries

Incorporation:

Established as a closed joint stock company by public deed of 23 January 1990, extended by Public Notary Humberto Quezada M., recorded at Folio 3,462 Nº 1,833 of 1990 of the Santiago Business Register and published in the Official Gazette of 2 February 1990.

Purpose:

To invest in all types of property, whether moveable or real, tangible or intangible; in addition, the company may form other companies of all types and acquire rights in, administer, modify and liquidate existing companies.

Subscribed and paid-in capital:	**US$458,000**
Net income (loss):	**US$2,319,000**
Shareholding:	**99.71%**
% of consolidated assets:	**0.11%**

Board of directors	
Chairman:	Enrique Cueto Plaza
Directors:	Ignacio Cueto Plaza Alejandro de la Fuente Goic Roberto Alvo Milosawlewitsch Enrique Elsaca Hirmas

Inversiones Lan S.A.: Shareholdings in subsidiaries	
Hawk Aviation Management Ltd	100.00%
Falcon Aviation Management Ltd	100.00%
Aviation Administration Services Ltd	100.00%
Cargo Aircraft Leasing Limited	100.00%
Passenger Aircraft Leasing Limited y filial	100.00%
Andes Airport Services S.A.	98.00%

INVERSIONES LAN S.A. AND SUBSIDIARIES
(Closed joint stock company)

Consolidated Statements of Financial Position	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Assets		
Current assets	3,320	3,880
Non-current assets and disposal groups held for sale	948	435
Total current assets	4,268	4,315
Total non-current assets	8,221	8,652
Total Assets	12,489	12,967
Liabilities and net equity		
Liabilities		
Current liabilities in operation	5,023	2,492
Non-current liabilities and disposal groups held for sale	-	-
Total current liabilities	5,023	2,492
Total non-current liabilities	138	176
Total liabilities	5,161	2,668
Net equity		
Net equity attributable to the parent company's equity holders	7,320	10,285
Minority interest	8	14
Total net equity	7,328	10,299
Total liabilities and net equity	12,489	12,967

Consolidated Statements of Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Operating Revenues	19,178	17,837
Gross margin	3,825	4,970
Gain before income taxes	2,897	4,541
Income tax	(578)	(485)
Net income for the period	**2,319**	**4,056**
Gain for the period attributable to the parent company´s equity holders	2,278	3,993
Gain for the period attributable to minority interest	41	63
Gains (loss) for the period	**2,319**	**4,056**

Consolidated Statements of Comprehensive Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Gains (loss) for the period	2,319	4,056
Comprehensive income and expenses for the period	250	594
Comprehensive income for the period	**2,569**	**4,650**
Comprehensive income attributable to:		
Majority shareholders	2,529	4,575
Minority interests	40	75
Comprehensive income for the period	**2,569**	**4,650**

Statements of Changes in Net Equity	Change in net equity attributable to the parent THUS$	Change in equity minority interest THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2009	**7,702**	**28**	**7,730**
Comprehensive income for the period	4,575	75	4,650
Dividends	(890)	-	(890)
Other decrease in net equity	(1,102)	(89)	(1,191)
Closing balance as of December 31, 2009	**10,285**	**14**	**10,299**
Opening balance as of January 01, 2010	**10,285**	**14**	**10,299**
Comprehensive income for the period	2,530	39	2,569
Dividends	(5,546)	(5	(5,551)
Other increase (decrease) in net equity	51	(40)	11
Closing balance as of December 31, 2010	**7,320**	**8**	**7,328**

Consolidated Statements of Cash Flows – Direct Method	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Net cash flow from operating activities	2,581	4,517
Net cash flow used in investment activities	17	35
Net cash flow from financing activities	(2,570)	(4,527)
Net increase in cash and cash equivalents	**28**	**25**
Effects of Exchange-rate fluctuations on cash and cash equivalents	1	(5)
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	135	106

Inmobiliaria Aeronáutica S.A.

Incorporation:

Established as a closed joint stock company by public deed of 1 August 1995, extended by Public Notary Gonzalo de la Cuadra Fabres, recorded at Folio 21,690 Nº 17,549 of 1995 of the Santiago Business Register and published in the Official Gazette of 14 September 1995.

Purpose:

To acquire and sell real estate and rights over real estate; to develop, plan, sell and build real estate and real estate projects; to rent, administer and exploit real estate in any other way, whether on its own account or on behalf of third parties.

Subscribed and paid-in capital:	**US$1,147,000**
Net income (loss):	**US$3,558,000**
Shareholding:	**100.00%**
% of consolidated assets:	**0.45%**

Board of directors	
Chairman:	Enrique Cueto Plaza
Directors:	Alejandro de la Fuente Goic Armando Valdivieso Montes

INMOBILIARIA AERONÁUTICA S.A.
(Closed joint stock company)

Consolidated Statements of Financial Position	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Assets		
Current assets	3,350	1,806
Non-current assets and disposal groups held for sale	-	-
Total current assets	3,350	1,806
Total non-current assets	64,289	65,021
Total Assets	**67,639**	**66,827**
Liabilities and net equity		
Liabilities		
Current liabilities in operation	4,387	5,214
Non-current liabilities and disposal groups held for sale	-	-
Total current liabilities	4,387	5,214
Total non-current liabilities	32,757	32,676
Total liabilities	**37,144**	**37,890**
Net equity		
Net equity attributable to the parent company's equity holders	30,495	28,937
Minority interest	-	-
Total net equity	**30,495**	**28,937**
Total liabilities and net equity	**67,639**	**66,827**

Estado de Resultados Consolidado por Función	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Operating Revenues	5,588	5,096
Gross margin	4,232	3,772
Gain before income taxes	4,354	3,836
Income tax	(796)	(610)
Net income for the period	**3,558**	**3,226**
Gain for the period attributable to the parent company´s equity holders	3,558	3,226
Gain for the period attributable to minority interest	-	-
Gains (loss) for the period	**3,558**	**3,226**

Consolidated Statements of Comprehensive Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Gains for the period	3,558	3,226
Comprehensive income and expenses for the period	-	-
Comprehensive income for the period	**3,558**	**3,226**
Comprehensive income attributable to:		
Majority shareholders	3,558	3,226
Minority interests	-	-
Comprehensive income for the period	**3,558**	**3,226**

Statements of Changes in Net Equity	Change in net equity attributable to the parent ThUS$	Change in equity minority interest ThUS$	Changes in net equity total ThUS$
Opening balance as of January 01, 2009	**1,147**	**28,064**	**29,211**
Comprehensive income for the period	-	3,226	3,226
Dividends	-	(3,500)	(3,500)
Closing balance as of December 31, 2009	**1,147**	**27,790**	**28,937**
Opening balance as of January 01, 2010	**1,147**	**27,790**	**28,937**
Comprehensive income for the period	-	3,558	3,558
Dividends	-	(2,000)	(2,000)
Closing balance as of December 31, 2010	**1,147**	**29,348**	**30,495**

Consolidated Statements of Cash Flows – Direct Method	As of December 31, 2010 ThUS$	As of December 31, 2009 ThUS$
Net cash flow from operating activities	439	(998)
Net cash flow used in investment activities	(438)	(1,092)
Net cash flow from financing activities	-	2,062
Net increase (decrease) in cash and cash equivalents	**1**	**(28)**
Effects of Exchange-rate fluctuations on cash and cash equivalents	(1)	9
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	2	2

Lantours Servicios Terrestres S.A (formerly Comercial Masterhouse S.A.)

Incorporation:

Established as a closed joint stock company by public deed of 22 June 1987, extended by Santiago Public Notary Raúl Undurraga Laso, recorded at Folio 13,139 N° 8,495 of 1987 of the Santiago Business Register and published in the Official Gazette of 2 July 1987. The company's bylaws have been amended on a number of occasions, most recently under public deed of 27 July 2010, extended by Santiago Public Notary Patricio Raby Benavente, recorded at Folio 39,034 N° 26,946 of 2010 of the Santiago Business Register and published in the Official Gazette of 12 August 2010.

Purpose:

To exploit, administer and represent local or overseas companies or businesses dedicated to hotel, shipping, air transport and tourism activities; to exploit, on its own account or on behalf of third parties, car rental activities; to import, export, produce, market and distribute, on its own account or on behalf of others, in domestic or international markets, any type of goods whether raw materials, inputs or finished products.

Subscribed and paid-in capital:	**US$225,000**
Net income (loss):	**US$99,000**
Shareholding:	**100.00%**
% of consolidated assets:	**0.00%**

Board of directors	
Chairman:	Damián Scokin Rimolo
Directors:	Armando Valdivieso Montes Andrés del Valle Eitel

LANTOURS SERVICIOS TERRESTRES S.A. (FORMERLY COMERCIAL MASTERHOUSE S.A.)
(Closed joint stock company)

Statements of Financial Position	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Assets		
Current assets	1,572	774
Non-current assets and disposal groups held for sale	-	-
Total current assets	1,572	774
Total non-current assets	224	203
Total Assets	**1,796**	**977**
Liabilities and net equity		
Liabilities		
Current liabilities in operation	1,489	700
Non-current liabilities and disposal groups held for sale	-	-
Total current liabilities	1,489	700
Total non-current liabilities	2	2
Total liabilities	**1,491**	**702**
Net equity		
Net equity attributable to the parent company's equity holders	305	275
Minority interest	-	-
Total net equity	**305**	**275**
Total liabilities and net equity	**1,796**	**977**

Statements of Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Operating Revenues	5,657	3,561
Gross margin	2,813	2,173
Gain before income taxes	33	128
Income tax	(3)	(29)
Net income for the period	**30**	**99**
Gain for the period attributable to the parent company's equity holders	30	99
Gain for the period attributable to minority interest	-	-
Gains (loss) for the period	**30**	**99**

Consolidated Statements of Comprehensive Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Gains for the period	30	99
Comprehensive income and expenses for the period	-	-
Comprehensive income for the period	**30**	**99**
Comprehensive income attributable to:		
Majority shareholders	30	99
Minority interests	-	-
Comprehensive income for the period	**30**	**99**

Statements of Changes in Net Equity	Change in net equity attributable to the parent THUS$	Change in equity minority interest THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2009	**225**	**351**	**576**
Comprehensive income for the period	-	99	99
Dividends	-	(400)	(400)
Closing balance as of December 31, 2009	**225**	**50**	**275**
Opening balance as of January 01, 2010	**225**	**50**	**275**
Comprehensive income for the period	-	30	30
Closing balance as of December 31, 2010	**225**	**80**	**305**

Consolidated Statements of Cash Flows – Direct Method	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Net cash flow from operating activities	(3)	439
Net cash flow used in investment activities	(48)	1
Net cash flow from financing activities	-	(400)
Net decrease in cash and cash equivalents	**(51)**	**40**
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	13	64

LAN Pax Group S.A. and subsidiares

Incorporation:

Established as a closed joint stock company by public deed of 27 September 2001, extended by Santiago Public Notary Patricio Zaldivar Mackenna, recorded at Folio 25,636 N° 20,794 of the Santiago Business Register on 4 October 2001 and published in the Official Gazette of 6 October 2001.

Purpose:

To invest in all types of property, whether moveable or real, tangible or intangible; in addition, the company may form other companies of all types and acquire rights in, administer, modify and liquidate existing companies. In general, it may acquire, sell and exploit all types of goods, whether on its own account or on behalf of others, and perform acts of any type and enter into contracts of any kind that are conducive to its objectives. It may also develop and undertake any other activity resulting from its purpose and/or linked, related, pursuant or complementary to this purpose.

Subscribed and paid-in capital:	US$425,000
Net income (loss):	US$1,930,000
Shareholding:	100.00%
% of consolidated assets:	0.00%

Board of directors	
Chairman:	Ignacio Cueto Plaza
Directors:	Alejandro de la Fuente Goic Enrique Elsaca Hirmas

Lan Pax Group S.A.: Shareholdings in subsidiaries	
Inversora Cordillera S.A. y filiales	95.78%
Lantours S.A. (Ex Siventas S.A.)	95.00%
Atlantic Aviation Investments LLC	99.00%
Perdiz Leasing LLC	99.00%
AKEMI Holdings S.A.	100.00%
SAIPAN Holdings S.A.	100.00%

LAN PAX GROUP S.A. AND SUBSIDIARIES
(Closed joint stock company)

Statements of Financial Position	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Assets		
Current assets	282,494	63,291
Non-current assets and disposal groups held for sale	-	-
Total current assets	282,494	63,291
Total non-current assets	165,350	41,436
Total Assets	**447,844**	**104,727**
Liabilities and net equity		
Liabilities		
Current liabilities in operation	399,075	72,798
Non-current liabilities and disposal groups held for sale	-	-
Total current liabilities	399,075	72,798
Total non-current liabilities	59,026	38,448
Total liabilities	**458,101**	**111,246**
Net equity		
Net equity attributable to the parent company's equity holders	(7,082)	(7,131)
Minority interest	(3,175)	612
Total net equity	**(10,257)**	**(6,519)**
Total liabilities and net equity	**447,844**	**104,727**

Consolidated Statements of Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Operating Revenues	382,414	317,340
Gross margin	86,129	73,952
Gain before income taxes	3,191	13,569
Income tax	(1,261)	(3,735)
Net income for the period	**1,930**	**9,834**
Gain for the period attributable to the parent company´s equity holders	1,343	9,704
Gain for the period attributable to minority interest	587	130
Gains (loss) for the period	**1,930**	**9,834**

Consolidated Statements of Comprehensive Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Gains for the period	1,930	9,834
Comprehensive income and expenses for the period	(1,455)	(2,362)
Comprehensive income for the period	**475**	**7,472**
Comprehensive income attributable to:		
Majority shareholders	178	6,887
Minority interests	297	585
Comprehensive income for the period	**475**	**7,472**

Statements of Changes in Net Equity	Change in net equity attributable to the parent THUS$	Change in equity minority interest THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2009	**(12,769)**	**1,767**	**(11,002)**
Comprehensive income for the period	7,095	377	7,472
Other increase (decrease) in net equity	(1,457)	(1,532)	(2,989)
Closing balance as of December 31, 2009	**(7,131)**	**612**	**(6,519)**
Opening balance as of January 01, 2010	**(7,131)**	**612**	**(6,519)**
Comprehensive income for the period	178	297	475
Other increase (decrease) in net equity	(129)	(4,084)	(4,213)
Closing balance as of December 31, 2010	**(7,082)**	**(3,175)**	**(10,257)**

Consolidated Statements of Cash Flows – Direct Method	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Net cash flow from operating activities	7,876	37,778
Net cash flow used in investment activities	(64,833)	(12,774)
Net cash flow from financing activities	72,167	(24,910)
Net increase in cash and cash equivalents	**15,210**	**94**
Effects of Exchange-rate fluctuations on cash and cash equivalents	6	3
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	28,564	13,348

LAN Chile Investments Limited and subsidiaries

Incorporation:

Established as a limited liability company by public deed of 30 July 1999 in the Cayman Islands and recorded in the Cayman Islands Company Register on the same date.

Purpose:

invest in all types of property, whether moveable or real, tangible or intangible.

Subscribed and paid-in capital:	**US$10,000**
Net income (loss):	**US$1,486,000**
Shareholding:	**100.00%**
% of consolidated assets:	**0.00%**

Board of directors	
Chairman:	Enrique Cueto Plaza
Directors:	Alejandro de la Fuente Goic Andrea Williams

Lan Chile Investments Limited: Shareholdings in subsidiaries	
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	71.92%
Puerto Montt Holding S.A. y filiales	99.875%
Inversiones La Burguería S.A.	99.90%

LAN CHILE INVESTMENTS LIMITED AND SUBSIDIARIES
(Closed joint stock company)

Statements of Financial Position	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Assets		
Current assets	19,095	18,359
Non-current assets and disposal groups held for sale	-	-
Total current assets	19,095	18,359
Total non-current assets	30,893	27,629
Total Assets	**49,988**	**45,988**
Liabilities and net equity		
Liabilities		
Current liabilities in operation	39,082	37,049
Non-current liabilities and disposal groups held for sale	-	-
Total current liabilities	39,082	37,049
Total non-current liabilities	13,534	13,052
Total liabilities	**52,616**	**50,101**
Net equity		
Net equity attributable to the parent company's equity holders	(2,634)	(3,835)
Minority interest	6	(278)
Total net equity	**(2,628)**	**(4,113)**
Total liabilities and net equity	**49,988**	**45,988**

Consolidated Statements of Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Operating Revenues	235,877	195,718
Gross margin	30,055	20,076
Gain (loss) before income taxes	2,112	2,315
Income tax	(626)	(232)
Net income for the period	**1,486**	**2,083**
Gain for the period attributable to the parent company's equity holders	1,200	2,361
Gain (loss) for the period attributable to minority interest	286	(278)
Gains (loss) for the period	**1,486**	**2,083**

Consolidated Statements of Comprehensive Income by Function	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Gains for the period	1,486	2,083
Comprehensive income and expenses for the period	-	-
Comprehensive income for the period	**1,486**	**2,083**
Comprehensive income attributable to:		
Majority shareholders	1,202	2,361
Minority interests	284	(278)
Comprehensive income for the period	**1,486**	**2,083**

Statements of Changes in Net Equity	Change in net equity attributable to the parent THUS$	Change in equity minority interest THUS$	Changes in net equity total THUS$
Opening balance as of January 01, 2009	**(6,206)**	**-**	**(11,002)**
Comprehensive income for the period	2,361	(278)	7,472
Other increase (decrease) in net equity	10	-	(2,989)
Closing balance as of December 31, 2009	**(3,835)**	**(278)**	**(6,519)**
Opening balance as of January 01, 2010	**(3,835)**	**(278)**	**(4,113)**
Comprehensive income for the period	1,202	284	1,486
Other increase (decrease) in net equity	(1)	-	(1)
Closing balance as of December 31, 2010	**(2,634)**	**6**	**(2,628)**

Consolidated Statements of Cash Flows – Direct Method	As of December 31, 2010 THUS$	As of December 31, 2009 THUS$
Net cash flow from operating activities	4,822	(313)
Net cash flow used in investment activities	(919)	(2,757)
Net cash flow from financing activities	(2,912)	(347)
Net increase in cash and cash equivalents	**991**	**(3,417)**
Effects of Exchange-rate fluctuations on cash and cash equivalents	(1)	-
Cash and cash equivalents, shown in the statement of cash flows, Closing Balance	2,661	1,671